Exhibit 99.1 Complete Financial Statements in IFRS June 30, 2019 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relationsExhibit 99.1 Complete Financial Statements in IFRS June 30, 2019 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations

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Dear Reader, The previous Management Report drew attention to the importance of customer centricity as as a guiding thread to all of 1 our strategic fronts . We mentioned the adoption of principals and rituals to achieve our objective of changing leagues: to be among the world’s best companies in customer satisfaction. We have embarked on a series of initiatives aimed at improving our customers’ experience and, consequently, their 2 degree of satisfaction and loyalty (NPS ). These initiatives adhere to the rituals (Listen to the Customers, Engage the Team, and Transform Experiences) we have established in our working environment. During the second quarter of 2019, we continued to develop our practices of listening to and strengthening the bonds with our customers. We believe change moves outwards, which is why the goal of our initiatives is to enhance not only our customer’s satisfaction, but also that of our employees and the way we work. customer changing Customer CENTRICITY AS THE GUIDING THREAD changing leagues Through our communities, we have created an integrated working model of our employees. Using this new structure as the starting point, we have begun dedicating more time and resources exclusively to enhance our customers’ satisfaction (NPS). We have structured the Customer Executive Forum consisting of periodic management meetings whose focus is on integrating the initiatives of the “customer centricity” strategic front with all our management areas. The forum’s objectives are: To analyze customer 1 satisfaction To monitor the customer centricity initiatives 2 To take decisions To analyze what we do and regarding customer 4 how we can improve centricity and our 3 strategic fronts We have implemented the “Can I help you?” program, in which our officers experience the day-to-day work in the branches and become involved in all functions involving customer relations. The purpose of this experiment is to get to know the point of view of both the customer and the employee, making it possible to identify opportunities for improving customer service and for renovating the manner in which we create products and services. For example, our president and CEO organized lines, handed out numbered tickets and personally attended to customers of a branch in Diadema, São Paulo. 1 Our six strategic fronts are People Management, Customer Centrality, Digital Transformation, Sustainable Profitability, Risk Management and Internationalization. 2 Net Promoter Score: measures the degree of customer satisfaction and loyalty. 11Dear Reader, The previous Management Report drew attention to the importance of customer centricity as as a guiding thread to all of 1 our strategic fronts . We mentioned the adoption of principals and rituals to achieve our objective of changing leagues: to be among the world’s best companies in customer satisfaction. We have embarked on a series of initiatives aimed at improving our customers’ experience and, consequently, their 2 degree of satisfaction and loyalty (NPS ). These initiatives adhere to the rituals (Listen to the Customers, Engage the Team, and Transform Experiences) we have established in our working environment. During the second quarter of 2019, we continued to develop our practices of listening to and strengthening the bonds with our customers. We believe change moves outwards, which is why the goal of our initiatives is to enhance not only our customer’s satisfaction, but also that of our employees and the way we work. customer changing Customer CENTRICITY AS THE GUIDING THREAD changing leagues Through our communities, we have created an integrated working model of our employees. Using this new structure as the starting point, we have begun dedicating more time and resources exclusively to enhance our customers’ satisfaction (NPS). We have structured the Customer Executive Forum consisting of periodic management meetings whose focus is on integrating the initiatives of the “customer centricity” strategic front with all our management areas. The forum’s objectives are: To analyze customer 1 satisfaction To monitor the customer centricity initiatives 2 To take decisions To analyze what we do and regarding customer 4 how we can improve centricity and our 3 strategic fronts We have implemented the “Can I help you?” program, in which our officers experience the day-to-day work in the branches and become involved in all functions involving customer relations. The purpose of this experiment is to get to know the point of view of both the customer and the employee, making it possible to identify opportunities for improving customer service and for renovating the manner in which we create products and services. For example, our president and CEO organized lines, handed out numbered tickets and personally attended to customers of a branch in Diadema, São Paulo. 1 Our six strategic fronts are People Management, Customer Centrality, Digital Transformation, Sustainable Profitability, Risk Management and Internationalization. 2 Net Promoter Score: measures the degree of customer satisfaction and loyalty. 11

Thinking about the experience of our customers who visit our physical branches, we created the Branch Transformation model. Based on actively listening to our customers and employees: > We have invested in improving the architecture of our branches to create more open and inviting surroundings; > We have embraced digital transformation by improving technologies and functionalities, such as removing revolving doors, providing Wi-Fi access, envelope-free deposit services and self-service. We have launched a new customer service model at the digital branches for customers of Itaú Empresas, who can count on dedicated managers to support them, build the relationship and search for solutions in response to their objectives, thereby actively participating in the growth of each business. The innovations and transparency brought about by the digital economy now mean that people and businesses relate to money in a different way, while searching for greater freedom of choice. In this context, in May 2019 we launched the iti (Itaú, technology and innovation) pilot project, a platform that has reinvented the pay-and-receive experience. The ii platform waives the need for card machines and physical cards to make payments in commercial establishments or between people using QR Code®. This technology enables cash to be added, free issuance of giro transfers and registration of credit cards of any institution to make payments and transfers. As it is 100% digital and not linked to in-branch service, iti enables a significant reduction in the transaction fees charged to storeowners. Given the increasing number of customers operating digitally, we have expanded our investments in technological enhancements to afford our customers the convenience they seek. We have made it easier to transfer funds abroad. At present, international transfers through Itaú Unibanco are now 100% digital, 24 hours a day, 7 days a week to practically all countries, and takes just a few minutes. We have also made it possible to purchase US Dollars and Euros on the Itaú app, free of charge, 24 hours a day. The exchange rate is guaranteed at the time of purchase, with immediate payment via debit to a current account. The customer also receives notification on their app, or by SMS, reminding them of the deadline for picking up the currency at the branch. We have simplified our vehicle financing process by converting the iCarros site (our vehicle classified ads portal) into a credit analysis tool, with fewer fields to be filled out by customers on sites, and requiring just three items of information: taxpayer identity (CPF), e-mail and mobile telephone number. Such strategy resulted in a significant jump in the monthly number of customers filling out proposals. To make our customers’ shopping experience even more complete, the Mercado Livre website, Visa and Itaú have launched a cost-free international credit card that uses contactless technology and returns 10% of the value of purchases made at 970 official Mercado Livre stores. The card can be used at any Internet or physical store, and enjoys the benefits of Itaucard. Purchases with the card on Mercado Livre can also be paid in 15 interest-free instalments, in addition to obtaining Mercado Pontos (loyalty program) benefits. Realizamos nossa Assembleia Geral Ordinária no dia 24 de abril, na qual nossos acionistas puderam participar presencialmente, por Hand in hand with technology, we continued to implement initiatives in people management. meio do boletim de voto à distância ou por um procurador. Na assembleia, nossos acionistas votaram sobre (i) as demonstrações financeiras de 31 de dezembro de 2018, sendo aprovada a destinação do lucro do ano. (ii) A reeleição dos membros do Conselho de Administração (CA) para o próximo mandato anual. (iii) A eleição dos membros do Conselho Fiscal (CF), que é um órgão independente da administração e que fiscaliza a administração e as contas. (iv) A verba destinada à remuneração global da diretoria e do CA, bem como a remuneração dos membros do CF. 12Thinking about the experience of our customers who visit our physical branches, we created the Branch Transformation model. Based on actively listening to our customers and employees: > We have invested in improving the architecture of our branches to create more open and inviting surroundings; > We have embraced digital transformation by improving technologies and functionalities, such as removing revolving doors, providing Wi-Fi access, envelope-free deposit services and self-service. We have launched a new customer service model at the digital branches for customers of Itaú Empresas, who can count on dedicated managers to support them, build the relationship and search for solutions in response to their objectives, thereby actively participating in the growth of each business. The innovations and transparency brought about by the digital economy now mean that people and businesses relate to money in a different way, while searching for greater freedom of choice. In this context, in May 2019 we launched the iti (Itaú, technology and innovation) pilot project, a platform that has reinvented the pay-and-receive experience. The ii platform waives the need for card machines and physical cards to make payments in commercial establishments or between people using QR Code®. This technology enables cash to be added, free issuance of giro transfers and registration of credit cards of any institution to make payments and transfers. As it is 100% digital and not linked to in-branch service, iti enables a significant reduction in the transaction fees charged to storeowners. Given the increasing number of customers operating digitally, we have expanded our investments in technological enhancements to afford our customers the convenience they seek. We have made it easier to transfer funds abroad. At present, international transfers through Itaú Unibanco are now 100% digital, 24 hours a day, 7 days a week to practically all countries, and takes just a few minutes. We have also made it possible to purchase US Dollars and Euros on the Itaú app, free of charge, 24 hours a day. The exchange rate is guaranteed at the time of purchase, with immediate payment via debit to a current account. The customer also receives notification on their app, or by SMS, reminding them of the deadline for picking up the currency at the branch. We have simplified our vehicle financing process by converting the iCarros site (our vehicle classified ads portal) into a credit analysis tool, with fewer fields to be filled out by customers on sites, and requiring just three items of information: taxpayer identity (CPF), e-mail and mobile telephone number. Such strategy resulted in a significant jump in the monthly number of customers filling out proposals. To make our customers’ shopping experience even more complete, the Mercado Livre website, Visa and Itaú have launched a cost-free international credit card that uses contactless technology and returns 10% of the value of purchases made at 970 official Mercado Livre stores. The card can be used at any Internet or physical store, and enjoys the benefits of Itaucard. Purchases with the card on Mercado Livre can also be paid in 15 interest-free instalments, in addition to obtaining Mercado Pontos (loyalty program) benefits. Realizamos nossa Assembleia Geral Ordinária no dia 24 de abril, na qual nossos acionistas puderam participar presencialmente, por Hand in hand with technology, we continued to implement initiatives in people management. meio do boletim de voto à distância ou por um procurador. Na assembleia, nossos acionistas votaram sobre (i) as demonstrações financeiras de 31 de dezembro de 2018, sendo aprovada a destinação do lucro do ano. (ii) A reeleição dos membros do Conselho de Administração (CA) para o próximo mandato anual. (iii) A eleição dos membros do Conselho Fiscal (CF), que é um órgão independente da administração e que fiscaliza a administração e as contas. (iv) A verba destinada à remuneração global da diretoria e do CA, bem como a remuneração dos membros do CF. 12

During our Diversity Week, we launched a campaign stressing that differences are not obstacles; rather they are characteristics that differentiate people who, together, are responsible for fostering a better performance by the bank and greater respect in society. Our discussions about inclusion cover various aspects such as race, gender, age, sexual orientation, disabilities and religion. From June 25 to 27, we held lectures about how the culture of inclusion creates innovation, the scenario and the rights of LGBT+ people, how to deal with discrimination and prejudice in the workplace, diversity and inclusion in society, and sharing stories of our employees. This set of initiatives comprises an agenda for a long-term strategy that has contributed to the sustainability of our results. In the first half of 2019, our net income was R$ 13.6 billion, representing an increase of 9.2% over the same period of 2018, and an annualized recurring return of 21.7% over Shareholders’ Equity. We give below the main indicators comprising this result: In R$ billions 1H19 1H18 Variation Income Information Banking Product 57.0 48.6 17.4% Expected Loss from Financial Assets and Claims (7.2) (7.1) 1.1% Net Banking Product of Expected Losses from 49.8 41.4 20.2% Financial Assets and Claims Banking Service Fees and Insurance 1 20.6 20.0 3.1% General and Administrative Expenses (27.5) (26.9) 2.4% Net Income 13.6 12.5 9.2% Net Income Attributable do Owners of the Parent Company 13.3 12.1 9.4 % Recurring Return on annualized 21.7% 20.1% 160 bps 2 Average Equity June 30, 2019 June 30, 2018 Variation Balance Sheet Information Total Assets 1,566 1,469 6.6% 3 Credit Portfolio 663. 2 627.2 5.7% 4 Tier 1 Capital Ratio 14.9% 14.2% 70 bps 1H19 1H18 Variação 5 Information per share 9,720,158,090 Weighted Average Number 9,735,865,905 0.2% Earning per share - R$ 1.36 1.25 8 .8% 1) Sum of Banking Services Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses, net of reinsurances; (2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders’ Equity. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The bases for calculating the returns were adjusted for the proposed amount of dividends after closure of the balance sheet still pending approval by the general meeting of shareholders or at board meetings. (3) Includes the balance of allowance for financial guarantees provided and corporate securities; (4) For the period ofJune 2018 it is considered the immediate and full application of the Basel III rules and the pro forma impact of the investment in XP (-80bps). (5) Values of 1H18 were adjusted by the 50% stock split. 13During our Diversity Week, we launched a campaign stressing that differences are not obstacles; rather they are characteristics that differentiate people who, together, are responsible for fostering a better performance by the bank and greater respect in society. Our discussions about inclusion cover various aspects such as race, gender, age, sexual orientation, disabilities and religion. From June 25 to 27, we held lectures about how the culture of inclusion creates innovation, the scenario and the rights of LGBT+ people, how to deal with discrimination and prejudice in the workplace, diversity and inclusion in society, and sharing stories of our employees. This set of initiatives comprises an agenda for a long-term strategy that has contributed to the sustainability of our results. In the first half of 2019, our net income was R$ 13.6 billion, representing an increase of 9.2% over the same period of 2018, and an annualized recurring return of 21.7% over Shareholders’ Equity. We give below the main indicators comprising this result: In R$ billions 1H19 1H18 Variation Income Information Banking Product 57.0 48.6 17.4% Expected Loss from Financial Assets and Claims (7.2) (7.1) 1.1% Net Banking Product of Expected Losses from 49.8 41.4 20.2% Financial Assets and Claims Banking Service Fees and Insurance 1 20.6 20.0 3.1% General and Administrative Expenses (27.5) (26.9) 2.4% Net Income 13.6 12.5 9.2% Net Income Attributable do Owners of the Parent Company 13.3 12.1 9.4 % Recurring Return on annualized 21.7% 20.1% 160 bps 2 Average Equity June 30, 2019 June 30, 2018 Variation Balance Sheet Information Total Assets 1,566 1,469 6.6% 3 Credit Portfolio 663. 2 627.2 5.7% 4 Tier 1 Capital Ratio 14.9% 14.2% 70 bps 1H19 1H18 Variação 5 Information per share 9,720,158,090 Weighted Average Number 9,735,865,905 0.2% Earning per share - R$ 1.36 1.25 8 .8% 1) Sum of Banking Services Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses, net of reinsurances; (2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders’ Equity. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The bases for calculating the returns were adjusted for the proposed amount of dividends after closure of the balance sheet still pending approval by the general meeting of shareholders or at board meetings. (3) Includes the balance of allowance for financial guarantees provided and corporate securities; (4) For the period ofJune 2018 it is considered the immediate and full application of the Basel III rules and the pro forma impact of the investment in XP (-80bps). (5) Values of 1H18 were adjusted by the 50% stock split. 13

From January to June 2019, there was a 9.4% increase in net income attributable to owners of the parent company in comparison to the same period of the previous year, mainly due to the growth of the banking product. If we adjust the banking product to the fiscal effect on the hedge instruments for our investments abroad, the main drivers to the increase of the banking product are: • Our revenues from banking services increased by 4.1%, mostly driven by increases of 14.0% in asset management fees and by increases of 2.4% in fees from credit and debit card services. • Our credit portfolio, including financial guarantees provided and corporate securities, reached R$663.2 billion at the end of June 2019, representing an increase of 5.7% over the same period of 2018, mainly due to the 18.4% growth of very small, small and middle-market companies and 13.6% of individuals loan portfolios. Capital management is an essential component of our management model, because through it we strive to optimize how we invest our shareholders’ funds and ensure the solidness of the bank. These objectives are reflected in our capital ratio and dividend distribution policies that stipulate a minimum Tier 1 ratio of 13.5%. Thus, distributions of earnings are conditional on this limit, the growth outlook for the business, the profitability for the year, mergers and acquisitions, changes in the market as well as fiscal and regulatory changes that could affect capital requirements. In the first half of 2019 our Tier 1 capital ratio was 14.9%. On July, 29, our Board of Directors approved the payment of additional dividends in the amount of R$ 7.7 billion and 0.7869 per share. The payment will be on August 23, 2019 and will be considered the shareholders position as of August 15, 2019. The dividend paid, accrued or identified at the Stockholders' equity on the first half of 2019 grew 60.8% in comparison to the first half of 2018. For further information on Dividends visit our Investor Relations website: itau.com.br/investor-relations > Announcements to the Market > Material Facts. With a view to governance and transparency with the market, we hold the cycle of APIMEC1 meetings at which we invite together investors to discuss, primarily, our results strategies and the macroeconomic context. In the first half of the year, the investors' interest in the capital market increased, reflected in: 2019 > A 13.5% increase in the number of participants at the APIMEC meetings2, to 1.3 thousand people. apimec > A 43% increase in the number of shareholders, to 215.3 thousand. CYCLE We wish to invite our investors to participate at our next APIMEC Meetings: City Date The APIMEC Meeting in São Paulo Rio de Janeiro August 12 will be broadcast live on the São Paulo September 3 Investor Relations web site, with simultaneous interpretation to Fortaleza September 12 English. Porto Alegre September 18 For further information regarding the APIMEC meetings, visit our Investor Relations website: itau.com.br/investor-relations > Presentations and Events > APIMEC Meetings. 1Association of Capital Market Investment Analysts and Professionals. 2 Florianópolis, Curitiba, Londrina, Campinas, Santos, Salvador, Recife, Goiânia, Uberlândia, Ribeirão Preto, Belo Horizonte and Brasília. 14From January to June 2019, there was a 9.4% increase in net income attributable to owners of the parent company in comparison to the same period of the previous year, mainly due to the growth of the banking product. If we adjust the banking product to the fiscal effect on the hedge instruments for our investments abroad, the main drivers to the increase of the banking product are: • Our revenues from banking services increased by 4.1%, mostly driven by increases of 14.0% in asset management fees and by increases of 2.4% in fees from credit and debit card services. • Our credit portfolio, including financial guarantees provided and corporate securities, reached R$663.2 billion at the end of June 2019, representing an increase of 5.7% over the same period of 2018, mainly due to the 18.4% growth of very small, small and middle-market companies and 13.6% of individuals loan portfolios. Capital management is an essential component of our management model, because through it we strive to optimize how we invest our shareholders’ funds and ensure the solidness of the bank. These objectives are reflected in our capital ratio and dividend distribution policies that stipulate a minimum Tier 1 ratio of 13.5%. Thus, distributions of earnings are conditional on this limit, the growth outlook for the business, the profitability for the year, mergers and acquisitions, changes in the market as well as fiscal and regulatory changes that could affect capital requirements. In the first half of 2019 our Tier 1 capital ratio was 14.9%. On July, 29, our Board of Directors approved the payment of additional dividends in the amount of R$ 7.7 billion and 0.7869 per share. The payment will be on August 23, 2019 and will be considered the shareholders position as of August 15, 2019. The dividend paid, accrued or identified at the Stockholders' equity on the first half of 2019 grew 60.8% in comparison to the first half of 2018. For further information on Dividends visit our Investor Relations website: itau.com.br/investor-relations > Announcements to the Market > Material Facts. With a view to governance and transparency with the market, we hold the cycle of APIMEC1 meetings at which we invite together investors to discuss, primarily, our results strategies and the macroeconomic context. In the first half of the year, the investors' interest in the capital market increased, reflected in: 2019 > A 13.5% increase in the number of participants at the APIMEC meetings2, to 1.3 thousand people. apimec > A 43% increase in the number of shareholders, to 215.3 thousand. CYCLE We wish to invite our investors to participate at our next APIMEC Meetings: City Date The APIMEC Meeting in São Paulo Rio de Janeiro August 12 will be broadcast live on the São Paulo September 3 Investor Relations web site, with simultaneous interpretation to Fortaleza September 12 English. Porto Alegre September 18 For further information regarding the APIMEC meetings, visit our Investor Relations website: itau.com.br/investor-relations > Presentations and Events > APIMEC Meetings. 1Association of Capital Market Investment Analysts and Professionals. 2 Florianópolis, Curitiba, Londrina, Campinas, Santos, Salvador, Recife, Goiânia, Uberlândia, Ribeirão Preto, Belo Horizonte and Brasília. 14

The Renewal of the Share Repurchase Program - took effect from May 31, 2019, authorizing the acquisition of up to 15 million common shares (ITUB3) and up to 75 million preferred shares (ITUB4) issued by us, with no reduction in the capital stock, to be held in treasury, cancellation or reallocation in the market. In percentage terms, the figures equate to 0.3% and 1.6% of the total shares in free float in the market, respectively. Itaú Corretora de Valores S.A. will intermediate the purchases, which can be made until November 30, 2020. Our commitment to transparency and accountability is directly related to the attention we allocate to our shareholders and investors. We pay special attention to communicating with these stakeholders by continually investing in enhancing our contact channels and in the quality of the services that we provide. We were the first Investor Relations web site in Brazil to have a dedicated podcast for the investing public, Investcast, which can be accessed on our landing page (itau.com.br/relacoes-com-investidores), as well as on Spotify, iTunes and Deezer. In May, we rolled out a new platform for comments and analyses of the main economic issues in Brazil, Itaú Views – Macro & Research, a weekly podcast dedicated to analyzing the macroeconomic scenario in Brazil, sectoral evaluations and the stock market. We took first place in five out of the eight categories in the “Institutional Investor – 2019 Latin America” award: Best CEO, Best Investor Relations Program, Best ESG, Best Investors’ Meeting and Best Website. During the first half of 2019, we published our principal regulatory documents, including Form 20F of the Securities and Exchange Commission (April 30, 2019) and the Reference Form of the Brazilian Securities Commission (May 31, 2019). To view these documents, go to itau.com.br/relacoes-com-investidores > Reports. Average Daily Trading Volume of Shares (R$ million) Our stock continues to trade with a high level of liquidity, with an increase of 62% in the average daily trading volume since 2017, with growth on the local market (B3) having attained 69% in the same period. Currently, 53% of the average daily volume is traded on B3 and 47% on the NYSE. +62% 1,418 1,253 874 748 653 442 670 600 432 2017 2018 1H19 B3 (ON+PN) NYSE (ADR) 15The Renewal of the Share Repurchase Program - took effect from May 31, 2019, authorizing the acquisition of up to 15 million common shares (ITUB3) and up to 75 million preferred shares (ITUB4) issued by us, with no reduction in the capital stock, to be held in treasury, cancellation or reallocation in the market. In percentage terms, the figures equate to 0.3% and 1.6% of the total shares in free float in the market, respectively. Itaú Corretora de Valores S.A. will intermediate the purchases, which can be made until November 30, 2020. Our commitment to transparency and accountability is directly related to the attention we allocate to our shareholders and investors. We pay special attention to communicating with these stakeholders by continually investing in enhancing our contact channels and in the quality of the services that we provide. We were the first Investor Relations web site in Brazil to have a dedicated podcast for the investing public, Investcast, which can be accessed on our landing page (itau.com.br/relacoes-com-investidores), as well as on Spotify, iTunes and Deezer. In May, we rolled out a new platform for comments and analyses of the main economic issues in Brazil, Itaú Views – Macro & Research, a weekly podcast dedicated to analyzing the macroeconomic scenario in Brazil, sectoral evaluations and the stock market. We took first place in five out of the eight categories in the “Institutional Investor – 2019 Latin America” award: Best CEO, Best Investor Relations Program, Best ESG, Best Investors’ Meeting and Best Website. During the first half of 2019, we published our principal regulatory documents, including Form 20F of the Securities and Exchange Commission (April 30, 2019) and the Reference Form of the Brazilian Securities Commission (May 31, 2019). To view these documents, go to itau.com.br/relacoes-com-investidores > Reports. Average Daily Trading Volume of Shares (R$ million) Our stock continues to trade with a high level of liquidity, with an increase of 62% in the average daily trading volume since 2017, with growth on the local market (B3) having attained 69% in the same period. Currently, 53% of the average daily volume is traded on B3 and 47% on the NYSE. +62% 1,418 1,253 874 748 653 442 670 600 432 2017 2018 1H19 B3 (ON+PN) NYSE (ADR) 15

Evolution of R$ 100 invested on the date preceding the announcement of the merger (10/31/2008) until 06/30/2019 The graph below shows the evolution of investments from the day preceding the announcement of the merger (October 31, 2008), until June 30, 2019, comparing the price of our preferred stock (ITUB4) with and without the reinvestment of dividends, with the performance of the Ibovespa Index and the CDI rate. 600 376 278 271 100 oct-08 jun-09 feb-10 oct-10 jun-11 feb-12 oct-12 jun-13 feb-14 oct-14 jun-15 feb-16 oct-16 jun-17 feb-18 oct-18 jun-19 ITUB(4) adjusted for dividends ITUB4 not adjusted for dividends CDI rate Ibovespa For example, a shareholder who purchased R$100 in shares at the end of October 2008, reinvesting the dividends on those shares, would have R$600 at the end of June 2019, which represents more than twice the return of the CDI rate accrued in the same period (R$278). On the other hand, had the shareholder not reinvested the dividends, their investment would have reached R$376. Acknowledgements We wish to reiterate our gratitude to our employees for their commitment and dedication that have enabled us to leverage our results; and to our customers and shareholders for their interest and trust they have placed in us. (Approved at the Meeting of the Board of Directors on July 26, 2019). 16Evolution of R$ 100 invested on the date preceding the announcement of the merger (10/31/2008) until 06/30/2019 The graph below shows the evolution of investments from the day preceding the announcement of the merger (October 31, 2008), until June 30, 2019, comparing the price of our preferred stock (ITUB4) with and without the reinvestment of dividends, with the performance of the Ibovespa Index and the CDI rate. 600 376 278 271 100 oct-08 jun-09 feb-10 oct-10 jun-11 feb-12 oct-12 jun-13 feb-14 oct-14 jun-15 feb-16 oct-16 jun-17 feb-18 oct-18 jun-19 ITUB(4) adjusted for dividends ITUB4 not adjusted for dividends CDI rate Ibovespa For example, a shareholder who purchased R$100 in shares at the end of October 2008, reinvesting the dividends on those shares, would have R$600 at the end of June 2019, which represents more than twice the return of the CDI rate accrued in the same period (R$278). On the other hand, had the shareholder not reinvested the dividends, their investment would have reached R$376. Acknowledgements We wish to reiterate our gratitude to our employees for their commitment and dedication that have enabled us to leverage our results; and to our customers and shareholders for their interest and trust they have placed in us. (Approved at the Meeting of the Board of Directors on July 26, 2019). 16

Independent Audit - CVM Instruction No. 381 Procedures Adopted by the Company: our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients and (c) the auditors must not promote their clients’ interests. In the period from January to June 2019, we did not contract from the independent auditors or their related parties services unrelated to the external audit in an amount exceeding 5% of the total fees regarding external audit services. As per CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 3 - issuance of the report of the of income tax calculation and settlement; - January 3 and April 11 - issuance of the report of the review of income tax calculation and settlement; - January 18 and April 26 - review of compliance with the regulations applicable to transfer pricing; - January 31 - review of the Tax Accounting Books; - March 8 and April 23 - acquisition of technical materials and training; - April 26 – diagnosis and analysis of the impact of the new regulations. Justification of the Independent Auditors PricewaterhouseCoopers: The provision of non-external audit-related services described above does not affect either independence or objectivity in conducting external audit examinations at Itaú Unibanco e and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditors’ independence, all of which were observed in providing said services, including their approval by the Audit Committee of Itaú Unibanco. Brazilian Accounting Practices (BRGAAP) We disclosed the complete financial statements in accordance with Brazilian accounting practices (BRGAAP) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center). The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to June 2019 follow the regulations established by the National Monetary Council (CMN), in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). New accounting standard IFRS 9 on financial instruments became effective on January 1, 2018. This standard introduces significant amendments to classification and measurement, impairment and hedge accounting. The most significant change resulting from IFRS 9 is how banks account for loan losses. As from IFRS 9 these will be addressed as expected rather than incurred, as before. The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center) and on the websites of CVM and of the Securities and Exchange Commission (SEC). 17Independent Audit - CVM Instruction No. 381 Procedures Adopted by the Company: our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients and (c) the auditors must not promote their clients’ interests. In the period from January to June 2019, we did not contract from the independent auditors or their related parties services unrelated to the external audit in an amount exceeding 5% of the total fees regarding external audit services. As per CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 3 - issuance of the report of the of income tax calculation and settlement; - January 3 and April 11 - issuance of the report of the review of income tax calculation and settlement; - January 18 and April 26 - review of compliance with the regulations applicable to transfer pricing; - January 31 - review of the Tax Accounting Books; - March 8 and April 23 - acquisition of technical materials and training; - April 26 – diagnosis and analysis of the impact of the new regulations. Justification of the Independent Auditors PricewaterhouseCoopers: The provision of non-external audit-related services described above does not affect either independence or objectivity in conducting external audit examinations at Itaú Unibanco e and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditors’ independence, all of which were observed in providing said services, including their approval by the Audit Committee of Itaú Unibanco. Brazilian Accounting Practices (BRGAAP) We disclosed the complete financial statements in accordance with Brazilian accounting practices (BRGAAP) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center). The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to June 2019 follow the regulations established by the National Monetary Council (CMN), in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). New accounting standard IFRS 9 on financial instruments became effective on January 1, 2018. This standard introduces significant amendments to classification and measurement, impairment and hedge accounting. The most significant change resulting from IFRS 9 is how banks account for loan losses. As from IFRS 9 these will be addressed as expected rather than incurred, as before. The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center) and on the websites of CVM and of the Securities and Exchange Commission (SEC). 17

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 06/30/2019 12/31/2018 Cash 33,242 37,159 Financial Assets 1,438,026 1,424,876 Compulsory deposits in the Central Bank of Brazil 91,851 94,148 At Amortized Cost 1,010,906 994,759 Interbank deposits 4 30,090 26,420 Securities purchased under agreements to resell 4 257,992 280,136 Securities 9 118,346 110,395 Loan and lease operations 10 556,358 536,091 Other financial assets 18a 79,811 75,090 (-) Provision for Expected Loss (31,691) (33,373) At Fair Value Through Other Comprehensive Income 53,781 49,323 Securities 8 53,781 49,323 At Fair Value Through Profit or Loss 281,488 286,646 Securities 5 250,366 263,180 Derivatives 6 and 7 31,122 23,466 Investments in associates and joint ventures 11 12,318 12,019 Fixed assets, net 13 7,246 7,302 Goodwill and Intangible assets, net 14 19,650 19,329 Tax assets 40,379 42,830 Income tax and social contribution - current 2,043 2,831 Income tax and social contribution - deferred 24b 31,018 32,781 Other 7,318 7,218 Other assets 18a 15,450 9,282 1,566,311 1,552,797 Total assets The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.1 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 06/30/2019 12/31/2018 Cash 33,242 37,159 Financial Assets 1,438,026 1,424,876 Compulsory deposits in the Central Bank of Brazil 91,851 94,148 At Amortized Cost 1,010,906 994,759 Interbank deposits 4 30,090 26,420 Securities purchased under agreements to resell 4 257,992 280,136 Securities 9 118,346 110,395 Loan and lease operations 10 556,358 536,091 Other financial assets 18a 79,811 75,090 (-) Provision for Expected Loss (31,691) (33,373) At Fair Value Through Other Comprehensive Income 53,781 49,323 Securities 8 53,781 49,323 At Fair Value Through Profit or Loss 281,488 286,646 Securities 5 250,366 263,180 Derivatives 6 and 7 31,122 23,466 Investments in associates and joint ventures 11 12,318 12,019 Fixed assets, net 13 7,246 7,302 Goodwill and Intangible assets, net 14 19,650 19,329 Tax assets 40,379 42,830 Income tax and social contribution - current 2,043 2,831 Income tax and social contribution - deferred 24b 31,018 32,781 Other 7,318 7,218 Other assets 18a 15,450 9,282 1,566,311 1,552,797 Total assets The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.1

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 06/30/2019 12/31/2018 Financial Liabilities 1,153,885 1,151,237 At Amortized Cost 1,113,858 1,119,734 Deposits 15 463,259 463,424 298,081 330,237 Securities sold under repurchase agreements 17a Interbank market funds 17b 149,978 134,670 Institutional market funds 17c 99,686 93,974 Other financial liabilities 18b 102,854 97,429 35,944 27,711 At Fair Value Through Profit or Loss Derivatives 6 and 7 35,752 27,519 Structured notes 16 192 192 Provision for Expected Loss 10 4,083 3,792 2,975 2,601 Loan Commitments Financial Guarantees 1,108 1,191 Provision for insurance and private pensions 27c 209,687 201,187 Provisions 29 18,164 18,613 Tax liabilities 5,071 5,284 24c Income tax and social contribution - current 2,515 2,058 Income tax and social contribution - deferred 24b 321 447 Other 2,235 2,779 Other liabilities 35,691 26,010 18b Total liabilities 1,422,498 1,402,331 Capital 19a 97,148 97,148 Treasury shares 19a (1,325) (1,820) Additional paid-in capital 1,910 2,120 19c Appropriated reserves 19c 6,307 13,480 Unappropriated reserves 19c 29,602 29,666 Cumulative other comprehensive income (3,728) (3,812) Total stockholders’ equity attributed to the owners of the parent company 129,914 136,782 Non-controlling interests 13,899 13,684 19d Total stockholders’ equity 143,813 150,466 Total liabilities and stockholders' equity 1,566,311 1,552,797 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.2 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 06/30/2019 12/31/2018 Financial Liabilities 1,153,885 1,151,237 At Amortized Cost 1,113,858 1,119,734 Deposits 15 463,259 463,424 298,081 330,237 Securities sold under repurchase agreements 17a Interbank market funds 17b 149,978 134,670 Institutional market funds 17c 99,686 93,974 Other financial liabilities 18b 102,854 97,429 35,944 27,711 At Fair Value Through Profit or Loss Derivatives 6 and 7 35,752 27,519 Structured notes 16 192 192 Provision for Expected Loss 10 4,083 3,792 2,975 2,601 Loan Commitments Financial Guarantees 1,108 1,191 Provision for insurance and private pensions 27c 209,687 201,187 Provisions 29 18,164 18,613 Tax liabilities 5,071 5,284 24c Income tax and social contribution - current 2,515 2,058 Income tax and social contribution - deferred 24b 321 447 Other 2,235 2,779 Other liabilities 35,691 26,010 18b Total liabilities 1,422,498 1,402,331 Capital 19a 97,148 97,148 Treasury shares 19a (1,325) (1,820) Additional paid-in capital 1,910 2,120 19c Appropriated reserves 19c 6,307 13,480 Unappropriated reserves 19c 29,602 29,666 Cumulative other comprehensive income (3,728) (3,812) Total stockholders’ equity attributed to the owners of the parent company 129,914 136,782 Non-controlling interests 13,899 13,684 19d Total stockholders’ equity 143,813 150,466 Total liabilities and stockholders' equity 1,566,311 1,552,797 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.2

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 04/01 to 04/01 to 01/01 to 01/01 to Note 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Banking product 28,753 21,176 57,049 48,585 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 29,187 28,887 57,379 55,294 Interest, similar income and dividend of financial assets at fair value through profit or loss 6,378 4,370 12,520 10,343 Interest and similar expenses 21b (20,360) (16,877) (39,084) (33,308) Adjustments to Fair Value of Financial Assets and Liabilities 21c 1,645 (7,103) 3,228 (5,902) Foreign exchange results and exchange variations in foreign transactions 1,156 1,591 1,459 1,446 Revenues from banking services 22 9,421 9,083 18,560 17,980 Income from insurance and private pension operations before claim and selling expenses 969 977 2,066 2,029 Revenues from insurance premiuns and private pensions 4,451 6,090 8,962 12,145 Change in provision for insurance and private pension (3,482) (5,113) (6,896) (10,116) Other income 357 248 921 703 Expected Loss from Financial Assets and Claims (3,538) (3,764) (7,219) (7,141) Expected Loss with Loan Operations and Lease Operations 10c (3,969) (3,341) (7,311) (6,226) Expected Loss with Other Financial Assets 728 (88) 719 (301) (Expenses) Recovery of claims (297) (335) (627) (614) Banking Product Net of Expected Losses from Financial Assets and Claims 25,215 17,412 49,830 41,444 Other operating income (expenses) (15,624) (15,037) (30,701) (29,506) General and administrative expenses 23 (14,030) (14,060) (27,512) (26,864) Tax expenses (1,942) (1,140) (3,766) (2,932) Share of profit or (loss) in associates and joint ventures 11 348 163 577 290 Net income before income tax and social contribution 9,591 2,375 19,129 11,938 Current income tax and social contribution 24a (2,428) (2,688) (4,097) (4,267) Deferred income tax and social contribution 24a (473) 6,207 (1,439) 4,780 Net income 6,690 5,894 13,593 12,451 Net income attributable to owners of the parent company 25 6,527 5,740 13,274 12,129 Net income attributable to non-controlling interests 19d 163 154 319 322 Earnings per share - basic 25 Common 0.67 0.59 1.36 1.25 Preferred 0.67 0.59 1.36 1.25 Earnings per share - diluted 25 Common 0.67 0.59 1.36 1.24 Preferred 0.67 0.59 1.36 1.24 Weighted average number of shares outstanding - basic 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,784,855,172 4,767,644,902 4,777,575,546 4,761,867,731 Weighted average number of shares outstanding - diluted 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,846,370,585 4,838,802,999 4,816,454,169 4,809,513,789 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.3 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 04/01 to 04/01 to 01/01 to 01/01 to Note 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Banking product 28,753 21,176 57,049 48,585 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 29,187 28,887 57,379 55,294 Interest, similar income and dividend of financial assets at fair value through profit or loss 6,378 4,370 12,520 10,343 Interest and similar expenses 21b (20,360) (16,877) (39,084) (33,308) Adjustments to Fair Value of Financial Assets and Liabilities 21c 1,645 (7,103) 3,228 (5,902) Foreign exchange results and exchange variations in foreign transactions 1,156 1,591 1,459 1,446 Revenues from banking services 22 9,421 9,083 18,560 17,980 Income from insurance and private pension operations before claim and selling expenses 969 977 2,066 2,029 Revenues from insurance premiuns and private pensions 4,451 6,090 8,962 12,145 Change in provision for insurance and private pension (3,482) (5,113) (6,896) (10,116) Other income 357 248 921 703 Expected Loss from Financial Assets and Claims (3,538) (3,764) (7,219) (7,141) Expected Loss with Loan Operations and Lease Operations 10c (3,969) (3,341) (7,311) (6,226) Expected Loss with Other Financial Assets 728 (88) 719 (301) (Expenses) Recovery of claims (297) (335) (627) (614) Banking Product Net of Expected Losses from Financial Assets and Claims 25,215 17,412 49,830 41,444 Other operating income (expenses) (15,624) (15,037) (30,701) (29,506) General and administrative expenses 23 (14,030) (14,060) (27,512) (26,864) Tax expenses (1,942) (1,140) (3,766) (2,932) Share of profit or (loss) in associates and joint ventures 11 348 163 577 290 Net income before income tax and social contribution 9,591 2,375 19,129 11,938 Current income tax and social contribution 24a (2,428) (2,688) (4,097) (4,267) Deferred income tax and social contribution 24a (473) 6,207 (1,439) 4,780 Net income 6,690 5,894 13,593 12,451 Net income attributable to owners of the parent company 25 6,527 5,740 13,274 12,129 Net income attributable to non-controlling interests 19d 163 154 319 322 Earnings per share - basic 25 Common 0.67 0.59 1.36 1.25 Preferred 0.67 0.59 1.36 1.25 Earnings per share - diluted 25 Common 0.67 0.59 1.36 1.24 Preferred 0.67 0.59 1.36 1.24 Weighted average number of shares outstanding - basic 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,784,855,172 4,767,644,902 4,777,575,546 4,761,867,731 Weighted average number of shares outstanding - diluted 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,846,370,585 4,838,802,999 4,816,454,169 4,809,513,789 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.3

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 04/01 to 04/01 to 01/01 to 01/01 to Note 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Net income 6,690 5,894 13,593 12,451 Financial assets at fair value through other comprehensive income 457 (891) 666 (772) Change in fair value 1,285 (1,513) 1,514 (1,330) Tax effect (533) 599 (577) 587 (Gains) / losses transferred to income statement 21c (492) 43 (451) (52) Tax effect 197 (20) 180 23 Hedge (8) (1,451) (126) (1,802) Cash flow hedge 7 (302) (13) (264) (69) Change in fair value (537) 11 (446) (80) Tax effect 235 (24) 182 11 Hedge of net investment in foreign operation 7 294 (1,438) 138 (1,733) Change in fair value 506 (2,474) 232 (2,965) Tax effect (212) 1,036 (94) 1,232 (*) Remeasurements of liabilities for post-employment benefits (135) 1 (133) 1 Remeasurements 26 (176) 3 (172) 11 Tax effect 41 (2) 39 (10) Foreign exchange variation in foreign investments (359) 1,477 (323) 1,761 Total other comprehensive income (45) (864) 84 (812) Total comprehensive income 6,645 5,030 13,677 11,639 Comprehensive income attributable to non-controlling interests 163 154 319 322 Comprehensive income attributable to the owners of the parent company 6,482 4,876 13,358 11,317 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.4 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 04/01 to 04/01 to 01/01 to 01/01 to Note 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Net income 6,690 5,894 13,593 12,451 Financial assets at fair value through other comprehensive income 457 (891) 666 (772) Change in fair value 1,285 (1,513) 1,514 (1,330) Tax effect (533) 599 (577) 587 (Gains) / losses transferred to income statement 21c (492) 43 (451) (52) Tax effect 197 (20) 180 23 Hedge (8) (1,451) (126) (1,802) Cash flow hedge 7 (302) (13) (264) (69) Change in fair value (537) 11 (446) (80) Tax effect 235 (24) 182 11 Hedge of net investment in foreign operation 7 294 (1,438) 138 (1,733) Change in fair value 506 (2,474) 232 (2,965) Tax effect (212) 1,036 (94) 1,232 (*) Remeasurements of liabilities for post-employment benefits (135) 1 (133) 1 Remeasurements 26 (176) 3 (172) 11 Tax effect 41 (2) 39 (10) Foreign exchange variation in foreign investments (359) 1,477 (323) 1,761 Total other comprehensive income (45) (864) 84 (812) Total comprehensive income 6,645 5,030 13,677 11,639 Comprehensive income attributable to non-controlling interests 163 154 319 322 Comprehensive income attributable to the owners of the parent company 6,482 4,876 13,358 11,317 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.4

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended June 30, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained at Fair Value Gains and Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 765 (148) 2,417 - (5,435) - - - - (2,401) 1,139 (1,262) - 765 373 (534) - - - - - - 604 - 604 Treasury shares - 534 - (534) - - - - - - - - - Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018 - (510) - - - - - - - - (510) - (510) Acquisition of treasury shares Result of delivery of treasury shares - 741 373 - - - - - - - 1,114 - 1,114 Recognition of share-based payment plans - - (521) - - - - - - - (521) - (521) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,235 1,235 Dividends / interest on capital – Special profit reserve - - - 2,951 - (5,435) - - - - (2,484) (96) (2,580) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Unclaimed dividends - - - - - 2 - - - - 2 - 2 Corporate reorganizations - - - (314) - - - - - - (314) - (314) Other - - - - 27 - - - - - 27 - 27 - - - - - 12,129 (772) 1 1,761 (1,802) 11,317 322 11,639 Total comprehensive income - - - - - 12,129 - - - - 12,129 322 12,451 Net income - - - - - - (772) 1 1,761 (1,802) (812) - (812) Other comprehensive income for the period Appropriations: Legal reserve - - - 497 - (497) - - - - - - - Statutory reserve - - - 4,016 2,183 (6,199) - - - - - - - 97,148 (1,978) 1,782 5,442 28,240 - (1,716) (824) 4,428 (6,186) 126,336 14,439 140,775 Balance at 06/30/2018 Change in the period - 765 (148) (7 ,057) 2,210 - (772) 1 1 ,761 (1,802) (5 ,042) 1 ,461 (3 ,581) Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 - 495 (210) 5,336 - (8,543) - - - - (2,922) (104) (3,026) Transactions with owners Treasury shares - 495 349 - - - - - - - 844 - 844 Result of delivery of treasury shares - 495 349 - - - - - - - 844 - 844 Recognition of share-based payment plans - - (559) - - - - - - - (559) - (559) - - - - - - - - - - - 119 119 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - 5,336 - (8,543) - - - - (3,207) (223) (3,430) Dividends Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends and Interest on capital - - - - - 29 - - - - 29 - 29 (3) - - - - 167 - - - - - 167 - 167 Other - - - - - 13,274 666 (133) (323) (126) 13,358 319 13,677 Total comprehensive income Net income - - - - - 13,274 - - - - 13,274 319 13,593 Other comprehensive income for the period - - - - - - 666 (133) (323) (126) 84 - 84 Appropriations: Legal reserve - - - 675 - (675) - - - - - - - Statutory reserve - - - 4,316 (231) (4,085) - - - - - - - Balance at 06/30/2019 97,148 (1,325) 1,910 6,307 29,602 - (444) (1,122) 3,483 (5,645) 129,914 13,899 143,813 Change in the period - 495 (210) (7 ,173) (64) - 666 (133) (323) (126) (6 ,868) 215 (6 ,653) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.5 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended June 30, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained at Fair Value Gains and Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 765 (148) 2,417 - (5,435) - - - - (2,401) 1,139 (1,262) - 765 373 (534) - - - - - - 604 - 604 Treasury shares - 534 - (534) - - - - - - - - - Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018 - (510) - - - - - - - - (510) - (510) Acquisition of treasury shares Result of delivery of treasury shares - 741 373 - - - - - - - 1,114 - 1,114 Recognition of share-based payment plans - - (521) - - - - - - - (521) - (521) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,235 1,235 Dividends / interest on capital – Special profit reserve - - - 2,951 - (5,435) - - - - (2,484) (96) (2,580) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Unclaimed dividends - - - - - 2 - - - - 2 - 2 Corporate reorganizations - - - (314) - - - - - - (314) - (314) Other - - - - 27 - - - - - 27 - 27 - - - - - 12,129 (772) 1 1,761 (1,802) 11,317 322 11,639 Total comprehensive income - - - - - 12,129 - - - - 12,129 322 12,451 Net income - - - - - - (772) 1 1,761 (1,802) (812) - (812) Other comprehensive income for the period Appropriations: Legal reserve - - - 497 - (497) - - - - - - - Statutory reserve - - - 4,016 2,183 (6,199) - - - - - - - 97,148 (1,978) 1,782 5,442 28,240 - (1,716) (824) 4,428 (6,186) 126,336 14,439 140,775 Balance at 06/30/2018 Change in the period - 765 (148) (7 ,057) 2,210 - (772) 1 1 ,761 (1,802) (5 ,042) 1 ,461 (3 ,581) Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 - 495 (210) 5,336 - (8,543) - - - - (2,922) (104) (3,026) Transactions with owners Treasury shares - 495 349 - - - - - - - 844 - 844 Result of delivery of treasury shares - 495 349 - - - - - - - 844 - 844 Recognition of share-based payment plans - - (559) - - - - - - - (559) - (559) - - - - - - - - - - - 119 119 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - 5,336 - (8,543) - - - - (3,207) (223) (3,430) Dividends Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends and Interest on capital - - - - - 29 - - - - 29 - 29 (3) - - - - 167 - - - - - 167 - 167 Other - - - - - 13,274 666 (133) (323) (126) 13,358 319 13,677 Total comprehensive income Net income - - - - - 13,274 - - - - 13,274 319 13,593 Other comprehensive income for the period - - - - - - 666 (133) (323) (126) 84 - 84 Appropriations: Legal reserve - - - 675 - (675) - - - - - - - Statutory reserve - - - 4,316 (231) (4,085) - - - - - - - Balance at 06/30/2019 97,148 (1,325) 1,910 6,307 29,602 - (444) (1,122) 3,483 (5,645) 129,914 13,899 143,813 Change in the period - 495 (210) (7 ,173) (64) - 666 (133) (323) (126) (6 ,868) 215 (6 ,653) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.5

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 04/01 to 04/01 to 01/01 to 01/01 to Note 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Adjusted net income 14,612 7,973 29,332 26,158 Net income 6,690 5,894 13,593 12,451 Adjustments to net income: 7,922 2,079 15,739 13,707 Share-based payment 158 109 (404) (521) Adjustments to fair value of financial assets through Profit or Loss and Derivatives 98 (3,150) 486 (558) Effects of changes in exchange rates on cash and cash equivalents (250) (2,355) 1,208 (2,284) Expected Loss from Financial Assets and Claims 3,538 3,764 7,219 7,141 Income from interest and foreign exchange variation from operations with subordinated debt 422 6,267 1,147 7,336 Provision for insurance and private pension 3,482 5,113 6,896 10,116 Depreciation and amortization 13 and 14 874 877 1,718 1,736 Expense from update/charges on the provision for civil, labor, tax and legal obligations 251 196 585 505 Provision for civil, labor, tax and legal obligations 757 805 846 1,085 Revenue from update/charges on deposits in escrow (49) (38) (101) (84) Deferred taxes (excluding hedge tax effects) 24b 146 848 1,222 2,694 Income from share in the net income of associates and joint ventures and other investments (348) (163) (577) (290) Income from Financial assets - At fair value through other comprehensive income 21c (492) 43 (451) (52) Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (1,060) (7,147) (3,411) (9,378) Income from Interest and foreign exchange variation of financial assets at amortized cost (354) (2,600) (1,124) (3,159) (Gain) loss on sale of investments and fixed assets (34) (52) (100) (100) Other 783 (438) 580 (480) Change in assets and liabilities (15,046) 32,555 (21,711) (82,165) (Increase) decrease in assets (16,902) (17,936) (18,964) (140,737) Interbank deposits (1,664) 662 296 (5,396) Securities purchased under agreements to resell (9,099) (7,952) 6,460 (110,068) Compulsory deposits with the Central Bank of Brazil (573) 11,191 2,297 14,037 Loan operations (13,798) (29,190) (28,236) (31,208) Derivatives (assets / liabilities) 915 1,189 581 2,558 Financial assets designated at fair value through profit or loss 11,636 3,150 12,324 558 Other financial assets (3,429) (146) (4,620) (3,302) Other tax assets 952 (6,887) 688 (5,176) Other assets (1,842) 10,047 (8,754) (2,740) (Decrease) increase in liabilities 1,856 50,491 (2,747) 58,572 Deposits 1,772 71,632 (165) 74,582 Deposits received under securities repurchase agreements (15,727) 3,149 (32,156) (10,424) Funds from interbank markets 10,417 (4,823) 15,308 2,588 Funds from institutional markets 636 1,097 3,057 668 Other financial liabilities 1,615 252 5,425 (993) Financial liabilities at fair value throught profit or loss 8 (219) - (225) Provision for insurance and private pension 867 (1,912) 977 (1,820) Provisions (1,507) (1,011) (2,344) (1,775) Tax liabilities 29 (1,038) 184 (1,695) Other liabilities 4,569 (16,150) 9,840 257 Payment of income tax and social contribution (823) (486) (2,873) (2,591) Net cash from (used in) operating activities (434) 40,528 7,621 (56,007) Dividends / Interest on capital received from investments in associates and joint ventures 426 261 462 373 Cash from the sale of financial assets - At fair value through other comprehensive income 4,766 511 10,232 3,478 Cash received from redemption of financial assets at amortized cost 1,783 2,874 3,222 11,667 (Purchase)/Disposal of assets held for sale - - - Cash upon sale of investments in associates and joint ventures (1) 18 72 116 Cash upon sale of fixed assets 13 50 52 61 128 Purchase of financial assets at fair value through other comprehensive income (9,890) (36,366) (18,769) (45,141) Purchase of financial assets at amortized cost (22) (1) (73) (533) Purchase of investments in associates and joint ventures (9) (8) (9) (16) Purchase of fixed assets 13 (424) (304) (769) (517) Purchase of intangible assets 14 (594) (1,055) (1,199) (1,336) Net cash from (used in) investment activities (3,915) (34,018) (6,770) (31,781) Funding from institutional markets - 399 3,050 2,892 Redemptions in institutional markets (1,034) (4,981) (1,542) (8,998) Change in non-controlling interests stockholders (107) 928 122 1,237 Result of delivery of treasury shares 6 45 689 1,114 Purchase of treasury shares - (510) - (510) Dividends and interest on capital paid to non-controlling interests (62) - (226) (97) Dividends and interest on capital paid (439) (291) (17,371) (14,851) Net cash from (used in) financing activities (1,636) (4,410) (15,278) (19,213) Net increase (decrease) in cash and cash equivalents 2.4c (5,985) 2,100 (14,427) (107,001) Cash and cash equivalents at the beginning of the period - - 95,558 186,478 Effects of changes in exchange rates on cash and cash equivalents 250 2,355 (1,208) 2,284 Cash and cash equivalents at the end of the period (5,735) 4,455 79,923 81,761 Cash 2,866 (42) 33,242 25,402 Interbank deposits 2,101 (1,398) 7,261 3,208 Securities purchased under agreements to resell (10,702) 5,895 39,420 53,151 Additional information on cash flow (Mainly Operating activities) Interest received 37,417 33,605 69,840 57,683 Interest paid 17,477 23,483 39,886 45,663 Non-cash transactions Loans transferred to assets held for sale - - - - Dividends and interest on capital declared and not yet paid 906 736 2,485 2,203 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.6 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 04/01 to 04/01 to 01/01 to 01/01 to Note 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Adjusted net income 14,612 7,973 29,332 26,158 Net income 6,690 5,894 13,593 12,451 Adjustments to net income: 7,922 2,079 15,739 13,707 Share-based payment 158 109 (404) (521) Adjustments to fair value of financial assets through Profit or Loss and Derivatives 98 (3,150) 486 (558) Effects of changes in exchange rates on cash and cash equivalents (250) (2,355) 1,208 (2,284) Expected Loss from Financial Assets and Claims 3,538 3,764 7,219 7,141 Income from interest and foreign exchange variation from operations with subordinated debt 422 6,267 1,147 7,336 Provision for insurance and private pension 3,482 5,113 6,896 10,116 Depreciation and amortization 13 and 14 874 877 1,718 1,736 Expense from update/charges on the provision for civil, labor, tax and legal obligations 251 196 585 505 Provision for civil, labor, tax and legal obligations 757 805 846 1,085 Revenue from update/charges on deposits in escrow (49) (38) (101) (84) Deferred taxes (excluding hedge tax effects) 24b 146 848 1,222 2,694 Income from share in the net income of associates and joint ventures and other investments (348) (163) (577) (290) Income from Financial assets - At fair value through other comprehensive income 21c (492) 43 (451) (52) Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (1,060) (7,147) (3,411) (9,378) Income from Interest and foreign exchange variation of financial assets at amortized cost (354) (2,600) (1,124) (3,159) (Gain) loss on sale of investments and fixed assets (34) (52) (100) (100) Other 783 (438) 580 (480) Change in assets and liabilities (15,046) 32,555 (21,711) (82,165) (Increase) decrease in assets (16,902) (17,936) (18,964) (140,737) Interbank deposits (1,664) 662 296 (5,396) Securities purchased under agreements to resell (9,099) (7,952) 6,460 (110,068) Compulsory deposits with the Central Bank of Brazil (573) 11,191 2,297 14,037 Loan operations (13,798) (29,190) (28,236) (31,208) Derivatives (assets / liabilities) 915 1,189 581 2,558 Financial assets designated at fair value through profit or loss 11,636 3,150 12,324 558 Other financial assets (3,429) (146) (4,620) (3,302) Other tax assets 952 (6,887) 688 (5,176) Other assets (1,842) 10,047 (8,754) (2,740) (Decrease) increase in liabilities 1,856 50,491 (2,747) 58,572 Deposits 1,772 71,632 (165) 74,582 Deposits received under securities repurchase agreements (15,727) 3,149 (32,156) (10,424) Funds from interbank markets 10,417 (4,823) 15,308 2,588 Funds from institutional markets 636 1,097 3,057 668 Other financial liabilities 1,615 252 5,425 (993) Financial liabilities at fair value throught profit or loss 8 (219) - (225) Provision for insurance and private pension 867 (1,912) 977 (1,820) Provisions (1,507) (1,011) (2,344) (1,775) Tax liabilities 29 (1,038) 184 (1,695) Other liabilities 4,569 (16,150) 9,840 257 Payment of income tax and social contribution (823) (486) (2,873) (2,591) Net cash from (used in) operating activities (434) 40,528 7,621 (56,007) Dividends / Interest on capital received from investments in associates and joint ventures 426 261 462 373 Cash from the sale of financial assets - At fair value through other comprehensive income 4,766 511 10,232 3,478 Cash received from redemption of financial assets at amortized cost 1,783 2,874 3,222 11,667 (Purchase)/Disposal of assets held for sale - - - Cash upon sale of investments in associates and joint ventures (1) 18 72 116 Cash upon sale of fixed assets 13 50 52 61 128 Purchase of financial assets at fair value through other comprehensive income (9,890) (36,366) (18,769) (45,141) Purchase of financial assets at amortized cost (22) (1) (73) (533) Purchase of investments in associates and joint ventures (9) (8) (9) (16) Purchase of fixed assets 13 (424) (304) (769) (517) Purchase of intangible assets 14 (594) (1,055) (1,199) (1,336) Net cash from (used in) investment activities (3,915) (34,018) (6,770) (31,781) Funding from institutional markets - 399 3,050 2,892 Redemptions in institutional markets (1,034) (4,981) (1,542) (8,998) Change in non-controlling interests stockholders (107) 928 122 1,237 Result of delivery of treasury shares 6 45 689 1,114 Purchase of treasury shares - (510) - (510) Dividends and interest on capital paid to non-controlling interests (62) - (226) (97) Dividends and interest on capital paid (439) (291) (17,371) (14,851) Net cash from (used in) financing activities (1,636) (4,410) (15,278) (19,213) Net increase (decrease) in cash and cash equivalents 2.4c (5,985) 2,100 (14,427) (107,001) Cash and cash equivalents at the beginning of the period - - 95,558 186,478 Effects of changes in exchange rates on cash and cash equivalents 250 2,355 (1,208) 2,284 Cash and cash equivalents at the end of the period (5,735) 4,455 79,923 81,761 Cash 2,866 (42) 33,242 25,402 Interbank deposits 2,101 (1,398) 7,261 3,208 Securities purchased under agreements to resell (10,702) 5,895 39,420 53,151 Additional information on cash flow (Mainly Operating activities) Interest received 37,417 33,605 69,840 57,683 Interest paid 17,477 23,483 39,886 45,663 Non-cash transactions Loans transferred to assets held for sale - - - - Dividends and interest on capital declared and not yet paid 906 736 2,485 2,203 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.6

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Income 4 5,872 34,624 8 9,541 7 5,366 Interest, similar income and Dividends 38,366 27,745 7 4,586 6 1,181 Banking services 9 ,421 9 ,083 1 8,560 1 7,980 Income related to insurance and private pension operations before claim and selling expenses 969 977 2,066 2,029 Expected Loss with Other Financial Assets (3,241) (3,429) (6 ,592) (6,527) Other 357 248 921 703 Expenses (2 2,707) (19,122) (4 3,821) (37,645) Interest and similar income (20,360) (1 6,877) (3 9,084) (3 3,308) Other (2,347) (2 ,245) (4 ,737) (4 ,337) Inputs purchased from third parties (4 ,385) (4,963) (8,540) (8,941) Materials, energy and others (83) (78) (169) (1 67) Third party services (1 ,158) (1 ,092) (2,200) (2 ,087) Other (3 ,144) (3,793) (6,171) (6,687) Data processing and telecommunications (1,082) (1 ,055) (2,152) (2,063) Advertising, promotions and publication (337) (411) (6 20) (660) Installations (4 48) (421) (883) (826) Transportation (93) (8 3) (181) (1 67) Security (189) (190) (382) (3 80) Travel expenses (6 9) (61) (120) (107) Other (926) (1 ,572) (1 ,833) (2,484) Gross added value 1 8,780 10,539 37,180 2 8,780 Depreciation and amortization (1 ,128) (820) (2 ,261) (1 ,622) Net added value produced by the company 1 7,652 9 ,719 34,919 27,158 Added value received through transfer - Results of equity method 348 163 577 290 Total added value to be distributed 1 8,000 9,882 35,496 2 7,448 Distribution of added value 18,000 9,882 35,496 2 7,448 Personnel 5 ,764 5,348 11,181 10,489 Direct compensation 4 ,462 4,066 8 ,558 8,039 Benefits 1 ,049 1 ,039 2 ,133 1 ,985 FGTS – government severance pay fund 253 243 490 465 Taxes, fees and contributions 5,450 (1,768) 1 0,585 3 ,716 Federal 5,085 (2 ,092) 9,867 2 ,998 Municipal 365 324 718 718 Return on third parties’ capital - Rent 96 408 137 792 Return on capital 6 ,690 5,894 1 3,593 1 2,451 Dividends and interest on capital 6,136 3 ,085 8,543 5 ,435 Retained earnings / (loss) attributable to controlling shareholders 391 2,655 4 ,731 6 ,694 Retained earnings / (loss) attributable to non-controlling shareholders 163 154 319 322 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.7 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Income 4 5,872 34,624 8 9,541 7 5,366 Interest, similar income and Dividends 38,366 27,745 7 4,586 6 1,181 Banking services 9 ,421 9 ,083 1 8,560 1 7,980 Income related to insurance and private pension operations before claim and selling expenses 969 977 2,066 2,029 Expected Loss with Other Financial Assets (3,241) (3,429) (6 ,592) (6,527) Other 357 248 921 703 Expenses (2 2,707) (19,122) (4 3,821) (37,645) Interest and similar income (20,360) (1 6,877) (3 9,084) (3 3,308) Other (2,347) (2 ,245) (4 ,737) (4 ,337) Inputs purchased from third parties (4 ,385) (4,963) (8,540) (8,941) Materials, energy and others (83) (78) (169) (1 67) Third party services (1 ,158) (1 ,092) (2,200) (2 ,087) Other (3 ,144) (3,793) (6,171) (6,687) Data processing and telecommunications (1,082) (1 ,055) (2,152) (2,063) Advertising, promotions and publication (337) (411) (6 20) (660) Installations (4 48) (421) (883) (826) Transportation (93) (8 3) (181) (1 67) Security (189) (190) (382) (3 80) Travel expenses (6 9) (61) (120) (107) Other (926) (1 ,572) (1 ,833) (2,484) Gross added value 1 8,780 10,539 37,180 2 8,780 Depreciation and amortization (1 ,128) (820) (2 ,261) (1 ,622) Net added value produced by the company 1 7,652 9 ,719 34,919 27,158 Added value received through transfer - Results of equity method 348 163 577 290 Total added value to be distributed 1 8,000 9,882 35,496 2 7,448 Distribution of added value 18,000 9,882 35,496 2 7,448 Personnel 5 ,764 5,348 11,181 10,489 Direct compensation 4 ,462 4,066 8 ,558 8,039 Benefits 1 ,049 1 ,039 2 ,133 1 ,985 FGTS – government severance pay fund 253 243 490 465 Taxes, fees and contributions 5,450 (1,768) 1 0,585 3 ,716 Federal 5,085 (2 ,092) 9,867 2 ,998 Municipal 365 324 718 718 Return on third parties’ capital - Rent 96 408 137 792 Return on capital 6 ,690 5,894 1 3,593 1 2,451 Dividends and interest on capital 6,136 3 ,085 8,543 5 ,435 Retained earnings / (loss) attributable to controlling shareholders 391 2,655 4 ,731 6 ,694 Retained earnings / (loss) attributable to non-controlling shareholders 163 154 319 322 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.7

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 06/30/2019 and 12/31/2018 for balance sheet accounts and From 04/01 to 06/30/2019 and 2018 and from 01/01 to 06/30/2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 22 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange businessent; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + CorporationTrading + Institutional. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of the our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares directly. These consolidated financial statements were approved by the Board of Directors on July 29, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.8 ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 06/30/2019 and 12/31/2018 for balance sheet accounts and From 04/01 to 06/30/2019 and 2018 and from 01/01 to 06/30/2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 22 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange businessent; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + CorporationTrading + Institutional. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of the our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares directly. These consolidated financial statements were approved by the Board of Directors on July 29, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.8

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended June 30, 2019 · IFRIC 23 – Uncertainty Over Income Tax Treatments on income tax clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years beginning January 1st, 2019 and there were no relevant impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the result. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the retrospective transition method modified on st January 1 , 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These st changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they come into force. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: · General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.9 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended June 30, 2019 · IFRIC 23 – Uncertainty Over Income Tax Treatments on income tax clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years beginning January 1st, 2019 and there were no relevant impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the result. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the retrospective transition method modified on st January 1 , 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These st changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they come into force. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: · General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.9

· Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; and it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: applicable to insurance contracts with direct participation features. The insurance contracts are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required for differences that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; · Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more material by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. b) Goodwill The adjustment of goodwill for impairment reflects Management's best estimate for future cash flows of Cash Generating Units (CGUs). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Term to maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.10 · Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; and it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: applicable to insurance contracts with direct participation features. The insurance contracts are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required for differences that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; · Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more material by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. b) Goodwill The adjustment of goodwill for impairment reflects Management's best estimate for future cash flows of Cash Generating Units (CGUs). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Term to maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.10

· Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which are recognized is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether has been substantial change to a contract are: change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits have been transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the sums in question have been received (assets); there is no prohibition on selling the assets or pledging them as guarantee; and there is no obligation to pay over all the proceeds of the assets without significant delay. f) Derecognition of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, it is totally or partially derecognition concurrently with the use of the related allowance for expected credit loss, with no effect on ITAÚ UNIBANCO HOLDING’s Consolidated Statement of Income. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax losses for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.11 · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which are recognized is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether has been substantial change to a contract are: change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits have been transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the sums in question have been received (assets); there is no prohibition on selling the assets or pledging them as guarantee; and there is no obligation to pay over all the proceeds of the assets without significant delay. f) Derecognition of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, it is totally or partially derecognition concurrently with the use of the related allowance for expected credit loss, with no effect on ITAÚ UNIBANCO HOLDING’s Consolidated Statement of Income. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax losses for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.11

h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.12 h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.12

2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.13 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.13

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital at capital at Activity (1) country currency 06/30/2019 12/31/2018 06/30/2019 12/31/2018 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Capitalization 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Lease 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Insurance Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Acquirer Foreign Itaú CorpBanca Colombia S.A. (Note 3) Colombian peso Colombia Financial institution 25.28% 23.90% 25.28% 23.90% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso 100.00% 100.00% 100.00% 100.00% Uruguay Financial institution Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itaú BBA Colombia S.A. Corporacion Financiera Colombian peso Colombia Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (2) (Note 3) Chilean peso Chile Financial institution 38.14% 36.06% 38.14% 36.06% Itaú CorpBanca (1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.14 The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital at capital at Activity (1) country currency 06/30/2019 12/31/2018 06/30/2019 12/31/2018 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Capitalization 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Lease 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Insurance Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Acquirer Foreign Itaú CorpBanca Colombia S.A. (Note 3) Colombian peso Colombia Financial institution 25.28% 23.90% 25.28% 23.90% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso 100.00% 100.00% 100.00% 100.00% Uruguay Financial institution Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itaú BBA Colombia S.A. Corporacion Financiera Colombian peso Colombia Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (2) (Note 3) Chilean peso Chile Financial institution 38.14% 36.06% 38.14% 36.06% Itaú CorpBanca (1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.14

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase price and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of cash-generating units (CGUs) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in Associates and Joint Ventures and the recoverable amount is analyzed is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges, when they are recognized in stockholders’ equity. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.15 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase price and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of cash-generating units (CGUs) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in Associates and Joint Ventures and the recoverable amount is analyzed is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges, when they are recognized in stockholders’ equity. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.15

c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash and cash equivalents, Interbank Deposits and Securities purchased under agreements to resell with original maturities not exceeding 90 days. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets As from January 1, 2018, ITAÚ UNIBANCO HOLDING has applied IFRS 9 – Financial Instruments classifying financial assets in the following measurement categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; and · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are managed; · The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments using the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.16 c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash and cash equivalents, Interbank Deposits and Securities purchased under agreements to resell with original maturities not exceeding 90 days. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets As from January 1, 2018, ITAÚ UNIBANCO HOLDING has applied IFRS 9 – Financial Instruments classifying financial assets in the following measurement categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; and · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are managed; · The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments using the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.16

Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of a financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all the risks and rewards of ownership, and such transfer qualifies for derecognition. Otherwise, an assessment is necessary of whether continuing involvement related to any retained control does not prevent derecognition. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.17 Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of a financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all the risks and rewards of ownership, and such transfer qualifies for derecognition. Otherwise, an assessment is necessary of whether continuing involvement related to any retained control does not prevent derecognition. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.17

Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a prospective assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets purchased or originated credit impaired financial assets; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets but for which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial assets. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial assets, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.18 Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a prospective assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets purchased or originated credit impaired financial assets; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets but for which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial assets. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial assets, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.18

The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets ITAÚ UNIBANCO HOLDING derecognizes a financial asset, or a portion of a financial asset, from its Balance sheet when it transfers substantially all the risks and rewards of ownership of the financial asset. If ITAÚ UNIBANCO HOLDING neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether was retained control of the financial asset. When ITAÚ UNIBANCO HOLDING retains control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset and consideration received is accounted for as a financial liability. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognition a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements), and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.19 The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets ITAÚ UNIBANCO HOLDING derecognizes a financial asset, or a portion of a financial asset, from its Balance sheet when it transfers substantially all the risks and rewards of ownership of the financial asset. If ITAÚ UNIBANCO HOLDING neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether was retained control of the financial asset. When ITAÚ UNIBANCO HOLDING retains control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset and consideration received is accounted for as a financial liability. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognition a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements), and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.19

When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents, the relationship between the hedging instrument and the protected items, as well as its risk management purpose and strategy. The hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of their gains or losses is recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When a derivative expires or is sold, when a hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income remains stockholders’ equity until the expected transaction occurs or is no longer expected to occur, at which time it is reclassified to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.20 When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents, the relationship between the hedging instrument and the protected items, as well as its risk management purpose and strategy. The hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of their gains or losses is recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When a derivative expires or is sold, when a hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income remains stockholders’ equity until the expected transaction occurs or is no longer expected to occur, at which time it is reclassified to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.20

b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Revenues from Banking Services. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint arrangements when it is has rights to assets and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in OCI of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.21 b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Revenues from Banking Services. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint arrangements when it is has rights to assets and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in OCI of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.21

f) Commitments as lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The inition recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.22 f) Commitments as lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The inition recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.22

A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other then those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.23 A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other then those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.23

and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.24 and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.24

Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations is calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Other Comprehensive Income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.25 Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations is calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Other Comprehensive Income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.25

p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by a meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee as a basis for its operational decisions. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Trading + Institutional. Segment information is presented in Note 30. t) Revenue from contracts with customers Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation Hs been satisfied. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.26 p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by a meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee as a basis for its operational decisions. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Trading + Institutional. Segment information is presented in Note 30. t) Revenue from contracts with customers Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation Hs been satisfied. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.26

Note 3 – Business development Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Note 4 - Interbank deposits and securities purchased under agreements to resell 06/30/2019 12/31/2018 Non- Current Total Current Non-current Total current Securities purchased under agreements to resell 257,670 319 257,989 280,029 103 280,132 (1) Collateral held 48,697 319 49,016 63,392 93 63,485 183,868 - 183,868 170,500 10 170,510 Collateral repledge Assets received as collateral with right to sell or 7,695 - 7,695 28,369 - 28,369 repledge Assets received as collateral without right to sell 176,173 - 176,173 142,131 10 142,141 or repledge Collateral sold 25,105 - 25,105 46,137 - 46,137 Interbank deposits 28,413 1,675 30,088 25,726 688 26,414 (2) Total 286,083 1,994 288,077 305,755 791 306,546 (1) The amounts of R$ 6,544 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 208,974 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (5) (R$ (10) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.27 Note 3 – Business development Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Note 4 - Interbank deposits and securities purchased under agreements to resell 06/30/2019 12/31/2018 Non- Current Total Current Non-current Total current Securities purchased under agreements to resell 257,670 319 257,989 280,029 103 280,132 (1) Collateral held 48,697 319 49,016 63,392 93 63,485 183,868 - 183,868 170,500 10 170,510 Collateral repledge Assets received as collateral with right to sell or 7,695 - 7,695 28,369 - 28,369 repledge Assets received as collateral without right to sell 176,173 - 176,173 142,131 10 142,141 or repledge Collateral sold 25,105 - 25,105 46,137 - 46,137 Interbank deposits 28,413 1,675 30,088 25,726 688 26,414 (2) Total 286,083 1,994 288,077 305,755 791 306,546 (1) The amounts of R$ 6,544 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 208,974 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (5) (R$ (10) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.27

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 06/30/2019 12/31/2018 Gross Gross Adjustments to Fair Adjustments to Fair carrying Fair value carrying Fair value Value (in Income) Value (in Income) amount amount Investment funds 4,363 (962) 3,401 5,253 (927) 4,326 (1a) Brazilian government securities 198,458 1,624 200,082 215,956 1,102 217,058 (1b) Government securities – abroad 2,821 18 2,839 2,070 9 2,079 Argentina 1,555 10 1,565 1,121 8 1,129 Chile 604 2 606 301 1 302 Colombia 416 6 422 207 - 207 United States 115 - 115 117 - 117 Mexico 10 - 10 120 - 120 Paraguay 2 - 2 1 - 1 Uruguay 105 - 105 84 - 84 Italy - - - 115 - 115 Other 14 - 14 4 - 4 (1c) Corporate securities 41,633 (80) 41,553 38,953 (505) 38,448 Negotiable shares 11,421 (157) 11,264 9,778 (332) 9,446 Bank deposit certificates 854 - 854 969 - 969 Real estate receivables certificates 1,227 46 1,273 1,391 20 1,411 Debentures 6,632 28 6,660 5,147 (187) 4,960 Eurobonds and other 1,294 2 1,296 1,403 (7) 1,396 Financial credit bills 19,866 - 19,866 19,724 - 19,724 Promissory notes 293 - 293 435 - 435 Other 46 1 47 106 1 107 Total 247,275 600 247,875 262,232 (321) 261,911 1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 23,587 (R$ 30,114 at 12/31/2018), b) R$ 409 (R$ 131 at 12/31/2018) and c) R$ 20, totaling R$ 24,016 (R$ 30,245 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.28 Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 06/30/2019 12/31/2018 Gross Gross Adjustments to Fair Adjustments to Fair carrying Fair value carrying Fair value Value (in Income) Value (in Income) amount amount Investment funds 4,363 (962) 3,401 5,253 (927) 4,326 (1a) Brazilian government securities 198,458 1,624 200,082 215,956 1,102 217,058 (1b) Government securities – abroad 2,821 18 2,839 2,070 9 2,079 Argentina 1,555 10 1,565 1,121 8 1,129 Chile 604 2 606 301 1 302 Colombia 416 6 422 207 - 207 United States 115 - 115 117 - 117 Mexico 10 - 10 120 - 120 Paraguay 2 - 2 1 - 1 Uruguay 105 - 105 84 - 84 Italy - - - 115 - 115 Other 14 - 14 4 - 4 (1c) Corporate securities 41,633 (80) 41,553 38,953 (505) 38,448 Negotiable shares 11,421 (157) 11,264 9,778 (332) 9,446 Bank deposit certificates 854 - 854 969 - 969 Real estate receivables certificates 1,227 46 1,273 1,391 20 1,411 Debentures 6,632 28 6,660 5,147 (187) 4,960 Eurobonds and other 1,294 2 1,296 1,403 (7) 1,396 Financial credit bills 19,866 - 19,866 19,724 - 19,724 Promissory notes 293 - 293 435 - 435 Other 46 1 47 106 1 107 Total 247,275 600 247,875 262,232 (321) 261,911 1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 23,587 (R$ 30,114 at 12/31/2018), b) R$ 409 (R$ 131 at 12/31/2018) and c) R$ 20, totaling R$ 24,016 (R$ 30,245 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.28

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows: 06/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 45,036 43,953 53,382 52,096 Non-stated maturity 15,784 14,665 15,031 13,772 Up to one year 29,252 29,288 38,351 38,324 Non-current 202,239 203,922 208,850 209,815 From one to five years 142,885 143,898 153,256 153,701 From five to ten years 44,631 44,958 44,258 44,620 After ten years 14,723 15,066 11,336 11,494 Total 247,275 247,875 262,232 261,911 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 195,921 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 06/30/2019 Gross Adjustments to Fair value carrying Fair Value (in Income) amount Brazilian external debt bonds 2,392 99 2,491 Total 2,392 99 2,491 12/31/2018 Gross Adjustments to carrying Fair value Fair Value (in Income) amount Brazilian external debt bonds 1,232 37 1,269 Total 1,232 37 1,269 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 06/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 2,028 2,119 765 799 Up to one year 2,028 2,119 765 799 Non-current 364 372 467 470 364 372 467 470 From one to five years Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.29 The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows: 06/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 45,036 43,953 53,382 52,096 Non-stated maturity 15,784 14,665 15,031 13,772 Up to one year 29,252 29,288 38,351 38,324 Non-current 202,239 203,922 208,850 209,815 From one to five years 142,885 143,898 153,256 153,701 From five to ten years 44,631 44,958 44,258 44,620 After ten years 14,723 15,066 11,336 11,494 Total 247,275 247,875 262,232 261,911 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 195,921 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 06/30/2019 Gross Adjustments to Fair value carrying Fair Value (in Income) amount Brazilian external debt bonds 2,392 99 2,491 Total 2,392 99 2,491 12/31/2018 Gross Adjustments to carrying Fair value Fair Value (in Income) amount Brazilian external debt bonds 1,232 37 1,269 Total 1,232 37 1,269 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 06/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 2,028 2,119 765 799 Up to one year 2,028 2,119 765 799 Non-current 364 372 467 470 364 372 467 470 From one to five years Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.29

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instrumentsInterest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreedInterest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown underat a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on thewithin a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 14,881 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.30 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instrumentsInterest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreedInterest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown underat a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on thewithin a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 14,881 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.30

I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 06/30/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 20,252 65.1 54 350 294 2,056 4,018 13,480 3,590 11.6 559 529 431 1,317 544 210 Option agreements Forwards (onshore) 3,748 12.0 2,910 529 82 222 5 - Credit derivatives - financial Institutions 165 0.5 - 1 4 5 4 151 NDF - Non Deliverable Forward 2,779 8.9 922 567 459 567 160 104 Verification of swap - Companies 11 0.0 - - - - 11 - Other Derivative Financial Instruments 577 1.9 346 3 - 3 6 219 Total 31,122 100.0 4,791 1,979 1,270 4,170 4,748 14,164 % per maturity date 15.3 6.4 4.1 13.4 15.3 45.5 06/30/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (26,398) 73.8 (33) (465) (881) (3,457) (7,416) (14,146) Option agreements (3,402) 9.5 (287) (453) (477) (1,464) (457) (264) Forwards (onshore) (2,459) 6.9 (2,459) - - - - - (78) 0.2 - - (1) (1) (1) (75) Credit derivatives - financial Institutions NDF - Non Deliverable Forward (3,120) 8.7 (1,064) (604) (389) (417) (495) (151) Verification of swap - Companies (234) 0.7 - - - - (7) (227) Other Derivative Financial Instruments (61) 0.2 - (1) (3) (3) (6) (48) Total (35,752) 100.0 (3,843) (1,523) (1,751) (5,342) (8,382) (14,911) % per maturity date 10.7 4.3 5.0 14.9 23.4 41.7 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.31 I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 06/30/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 20,252 65.1 54 350 294 2,056 4,018 13,480 3,590 11.6 559 529 431 1,317 544 210 Option agreements Forwards (onshore) 3,748 12.0 2,910 529 82 222 5 - Credit derivatives - financial Institutions 165 0.5 - 1 4 5 4 151 NDF - Non Deliverable Forward 2,779 8.9 922 567 459 567 160 104 Verification of swap - Companies 11 0.0 - - - - 11 - Other Derivative Financial Instruments 577 1.9 346 3 - 3 6 219 Total 31,122 100.0 4,791 1,979 1,270 4,170 4,748 14,164 % per maturity date 15.3 6.4 4.1 13.4 15.3 45.5 06/30/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (26,398) 73.8 (33) (465) (881) (3,457) (7,416) (14,146) Option agreements (3,402) 9.5 (287) (453) (477) (1,464) (457) (264) Forwards (onshore) (2,459) 6.9 (2,459) - - - - - (78) 0.2 - - (1) (1) (1) (75) Credit derivatives - financial Institutions NDF - Non Deliverable Forward (3,120) 8.7 (1,064) (604) (389) (417) (495) (151) Verification of swap - Companies (234) 0.7 - - - - (7) (227) Other Derivative Financial Instruments (61) 0.2 - (1) (3) (3) (6) (48) Total (35,752) 100.0 (3,843) (1,523) (1,751) (5,342) (8,382) (14,911) % per maturity date 10.7 4.3 5.0 14.9 23.4 41.7 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.31

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 13,049 55.6 705 187 245 700 2,881 8,331 Option agreements 4,215 18.0 1,167 408 610 872 975 183 Forwards (onshore) 1,835 7.8 893 716 145 81 - - Credit derivatives - financial Institutions 120 0.5 - - 1 5 9 105 NDF - Non Deliverable Forward 3,711 15.8 1,013 968 772 653 178 127 Verification of swap - Companies 44 0.2 - - 7 - 13 24 Other Derivative Financial Instruments 492 2.1 209 10 2 2 13 256 23,466 100.0 3,987 2,289 1,782 2,313 4,069 9,026 Total % per maturity date 17.0 9.8 7.6 9.9 17.3 38.4 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (19,354) 70.3 (923) (979) (606) (1,417) (4,687) (10,742) Option agreements (3,929) 14.3 (883) (500) (604) (831) (823) (288) Forwards (onshore) (470) 1.7 (470) - - - - - Credit derivatives - financial Institutions (140) 0.5 - - - (2) (4) (134) NDF - Non Deliverable Forward (3,384) 12.3 (890) (772) (583) (552) (150) (437) Verification of swap - Companies (162) 0.6 - - (16) - - (146) Other Derivative Financial Instruments (80) 0.3 (2) (2) (8) (13) (8) (47) Total (27,519) 100.0 (3,168) (2,253) (1,817) (2,815) (5,672) (11,794) % per maturity date 11.5 8.2 6.6 10.2 20.6 42.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.32 See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 13,049 55.6 705 187 245 700 2,881 8,331 Option agreements 4,215 18.0 1,167 408 610 872 975 183 Forwards (onshore) 1,835 7.8 893 716 145 81 - - Credit derivatives - financial Institutions 120 0.5 - - 1 5 9 105 NDF - Non Deliverable Forward 3,711 15.8 1,013 968 772 653 178 127 Verification of swap - Companies 44 0.2 - - 7 - 13 24 Other Derivative Financial Instruments 492 2.1 209 10 2 2 13 256 23,466 100.0 3,987 2,289 1,782 2,313 4,069 9,026 Total % per maturity date 17.0 9.8 7.6 9.9 17.3 38.4 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (19,354) 70.3 (923) (979) (606) (1,417) (4,687) (10,742) Option agreements (3,929) 14.3 (883) (500) (604) (831) (823) (288) Forwards (onshore) (470) 1.7 (470) - - - - - Credit derivatives - financial Institutions (140) 0.5 - - - (2) (4) (134) NDF - Non Deliverable Forward (3,384) 12.3 (890) (772) (583) (552) (150) (437) Verification of swap - Companies (162) 0.6 - - (16) - - (146) Other Derivative Financial Instruments (80) 0.3 (2) (2) (8) (13) (8) (47) Total (27,519) 100.0 (3,168) (2,253) (1,817) (2,815) (5,672) (11,794) % per maturity date 11.5 8.2 6.6 10.2 20.6 42.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.32

II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet Fair value receivable / (received) value (in results / notional amount (payable) / paid stockholders' equity) 06/30/2019 06/30/2019 06/30/2019 06/30/2019 Futures contracts 416,529 - - - Purchase commitments 180,876 - - - Shares 952 - - - Commodities 294 - - - Interest 161,104 - - - Foreign currency 18,526 - - - Commitments to sell 235,653 - - - Shares 215 - - - Commodities 471 - - - Interest 213,282 - - - Foreign currency 21,685 - - - Swap contracts - (3,331) (2,815) (6,146) Asset position 967,929 3,984 16,268 20,252 Commodities 35 1 1 2 Interest 950,849 3,095 15,189 18,284 Foreign currency 17,045 888 1,078 1,966 Liability position 967,929 (7,315) (19,083) (26,398) Shares 76 (10) 2 (8) Interest 941,686 (6,222) (18,913) (25,135) Foreign currency 26,167 (1,083) (172) (1,255) Option contracts 1,330,998 259 (71) 188 Purchase commitments – long position 133,499 2,001 (407) 1,594 Shares 7,883 254 187 441 Commodities 483 13 4 17 Interest 82,147 398 (200) 198 Foreign currency 42,986 1,336 (398) 938 Commitments to sell – long position 545,445 1,693 303 1,996 Shares 12,983 371 121 492 Commodities 189 5 (2) 3 Interest 481,392 419 409 828 Foreign currency 50,881 898 (225) 673 Purchase commitments – short position 116,269 (1,762) 556 (1,206) Shares 10,188 (177) (297) (474) Commodities 1,055 (15) - (15) Interest 67,096 (352) 269 (83) Foreign currency 37,930 (1,218) 584 (634) Commitments to sell – short position 535,785 (1,673) (523) (2,196) Shares 10,257 (232) (176) (408) Commodities 182 (5) 2 (3) Interest 476,041 (430) (432) (862) Foreign currency 49,305 (1,006) 83 (923) Forward operations (onshore) 3,660 1,299 (10) 1,289 Purchases receivable 839 937 (7) 930 Shares 185 185 (7) 178 Interest 654 752 - 752 Purchases payable obligations - (654) - (654) Interest - (654) - (654) Sales receivable obligations 1,119 2,816 2 2,818 Shares 1,119 1,101 2 1,103 Interest - 1,715 - 1,715 Sales deliverable 1,702 (1,800) (5) (1,805) Interest 1,702 (1,800) (5) (1,805) Credit derivatives 9,475 (28) 115 87 Asset position 6,014 64 101 165 Shares 1,734 54 67 121 Commodities 30 1 1 2 Interest 4,250 9 33 42 Liability position 3,461 (92) 14 (78) Shares 1,289 (53) 11 (42) Commodities 2 - - - Interest 2,170 (39) 3 (36) NDF - Non Deliverable Forward 257,474 (516) 175 (341) Asset position 128,867 2,614 165 2,779 Commodities 150 12 1 13 Foreign currency 128,717 2,602 164 2,766 Liability position 128,607 (3,130) 10 (3,120) Commodities 259 (17) 5 (12) Foreign currency 128,348 (3,113) 5 (3,108) Check of swap 1,231 (49) (174) (223) Asset position 110 5 6 11 Foreign currency 110 5 6 11 Liability position 1,121 (54) (180) (234) Foreign currency 1,121 (54) (180) (234) Other derivative financial instruments 6,427 232 284 516 Asset position 5,370 240 337 577 Shares 121 (6) 5 (1) Interest 5,239 246 (14) 232 Foreign currency 10 - 346 346 Liability position 1,057 (8) (53) (61) Shares 757 1 (44) (43) Commodities 4 - - - Interest 295 (9) (6) (15) Foreign currency 1 - (3) (3) Asset 14,354 16,768 31,122 Liability (16,488) (19,264) (35,752) Total (2,134) (2,496) (4,630) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 06/30/2019 Futures contracts 115,343 109,084 102,608 89,494 416,529 Swaps contracts 12,574 87,200 182,129 686,026 967,929 Options 320,070 282,137 622,977 105,814 1,330,998 Forwards (onshore) 2,811 616 228 5 3,660 Credit derivatives - 1,237 572 7,666 9,475 NDF - Non Deliverable Forward 92,367 96,532 46,864 21,711 257,474 Verification of swap - Companies 9 11 - 1,211 1,231 Other derivative financial instruments 12 342 776 5,297 6,427 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.33 II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet Fair value receivable / (received) value (in results / notional amount (payable) / paid stockholders' equity) 06/30/2019 06/30/2019 06/30/2019 06/30/2019 Futures contracts 416,529 - - - Purchase commitments 180,876 - - - Shares 952 - - - Commodities 294 - - - Interest 161,104 - - - Foreign currency 18,526 - - - Commitments to sell 235,653 - - - Shares 215 - - - Commodities 471 - - - Interest 213,282 - - - Foreign currency 21,685 - - - Swap contracts - (3,331) (2,815) (6,146) Asset position 967,929 3,984 16,268 20,252 Commodities 35 1 1 2 Interest 950,849 3,095 15,189 18,284 Foreign currency 17,045 888 1,078 1,966 Liability position 967,929 (7,315) (19,083) (26,398) Shares 76 (10) 2 (8) Interest 941,686 (6,222) (18,913) (25,135) Foreign currency 26,167 (1,083) (172) (1,255) Option contracts 1,330,998 259 (71) 188 Purchase commitments – long position 133,499 2,001 (407) 1,594 Shares 7,883 254 187 441 Commodities 483 13 4 17 Interest 82,147 398 (200) 198 Foreign currency 42,986 1,336 (398) 938 Commitments to sell – long position 545,445 1,693 303 1,996 Shares 12,983 371 121 492 Commodities 189 5 (2) 3 Interest 481,392 419 409 828 Foreign currency 50,881 898 (225) 673 Purchase commitments – short position 116,269 (1,762) 556 (1,206) Shares 10,188 (177) (297) (474) Commodities 1,055 (15) - (15) Interest 67,096 (352) 269 (83) Foreign currency 37,930 (1,218) 584 (634) Commitments to sell – short position 535,785 (1,673) (523) (2,196) Shares 10,257 (232) (176) (408) Commodities 182 (5) 2 (3) Interest 476,041 (430) (432) (862) Foreign currency 49,305 (1,006) 83 (923) Forward operations (onshore) 3,660 1,299 (10) 1,289 Purchases receivable 839 937 (7) 930 Shares 185 185 (7) 178 Interest 654 752 - 752 Purchases payable obligations - (654) - (654) Interest - (654) - (654) Sales receivable obligations 1,119 2,816 2 2,818 Shares 1,119 1,101 2 1,103 Interest - 1,715 - 1,715 Sales deliverable 1,702 (1,800) (5) (1,805) Interest 1,702 (1,800) (5) (1,805) Credit derivatives 9,475 (28) 115 87 Asset position 6,014 64 101 165 Shares 1,734 54 67 121 Commodities 30 1 1 2 Interest 4,250 9 33 42 Liability position 3,461 (92) 14 (78) Shares 1,289 (53) 11 (42) Commodities 2 - - - Interest 2,170 (39) 3 (36) NDF - Non Deliverable Forward 257,474 (516) 175 (341) Asset position 128,867 2,614 165 2,779 Commodities 150 12 1 13 Foreign currency 128,717 2,602 164 2,766 Liability position 128,607 (3,130) 10 (3,120) Commodities 259 (17) 5 (12) Foreign currency 128,348 (3,113) 5 (3,108) Check of swap 1,231 (49) (174) (223) Asset position 110 5 6 11 Foreign currency 110 5 6 11 Liability position 1,121 (54) (180) (234) Foreign currency 1,121 (54) (180) (234) Other derivative financial instruments 6,427 232 284 516 Asset position 5,370 240 337 577 Shares 121 (6) 5 (1) Interest 5,239 246 (14) 232 Foreign currency 10 - 346 346 Liability position 1,057 (8) (53) (61) Shares 757 1 (44) (43) Commodities 4 - - - Interest 295 (9) (6) (15) Foreign currency 1 - (3) (3) Asset 14,354 16,768 31,122 Liability (16,488) (19,264) (35,752) Total (2,134) (2,496) (4,630) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 06/30/2019 Futures contracts 115,343 109,084 102,608 89,494 416,529 Swaps contracts 12,574 87,200 182,129 686,026 967,929 Options 320,070 282,137 622,977 105,814 1,330,998 Forwards (onshore) 2,811 616 228 5 3,660 Credit derivatives - 1,237 572 7,666 9,475 NDF - Non Deliverable Forward 92,367 96,532 46,864 21,711 257,474 Verification of swap - Companies 9 11 - 1,211 1,231 Other derivative financial instruments 12 342 776 5,297 6,427 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.33

The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 12/31/2018 12/31/2018 12/31/2018 12/31/2018 Futures contracts 586,033 - - - Purchase commitments 268,228 - - - Shares 13,675 - - - Commodities 194 - - - Interest 243,369 - - - Foreign currency 10,990 - - - Commitments to sell 317,805 - - - Shares 13,965 - - - Commodities 155 - - - Interest 265,218 - - - Foreign currency 38,467 - - - Swap contracts - (5,188) (1,117) (6,305) Asset position 939,510 6,263 6,786 13,049 Commodities 6 - - - Interest 925,381 5,124 6,380 11,504 Foreign currency 14,123 1,139 406 1,545 Liability position 939,510 (11,451) (7,903) (19,354) Shares 76 (5) 2 (3) Commodities 620 - (1) (1) Interest 913,745 (9,410) (7,973) (17,383) Foreign currency 25,069 (2,036) 69 (1,967) Option contracts 1,262,568 324 (38) 286 Purchase commitments – long position 151,179 1,935 (108) 1,827 Shares 8,211 289 100 389 Commodities 321 10 (3) 7 Interest 100,338 183 (98) 85 Foreign currency 42,309 1,453 (107) 1,346 Commitments to sell – long position 495,464 1,808 580 2,388 Shares 10,802 394 500 894 Commodities 278 11 1 12 Interest 441,673 427 460 887 Foreign currency 42,711 976 (381) 595 Purchase commitments – short position 116,005 (1,564) 153 (1,411) Shares 9,716 (184) (98) (282) Commodities 317 (9) 6 (3) Interest 69,934 (147) 95 (52) Foreign currency 36,038 (1,224) 150 (1,074) Commitments to sell – short position 499,920 (1,855) (663) (2,518) Shares 8,898 (246) (503) (749) Commodities 192 (6) (2) (8) Interest 448,029 (528) (497) (1,025) Foreign currency 42,801 (1,075) 339 (736) Forward operations (onshore) 2,341 1,363 2 1,365 Purchases receivable 415 496 - 496 Shares 36 36 - 36 Interest 379 460 - 460 Purchases payable obligations - (381) - (381) Shares - (2) - (2) Interest - (379) - (379) Sales receivable obligations 1,307 1,337 2 1,339 Shares 1,307 1,292 2 1,294 Interest - 45 - 45 Sales deliverable 619 (89) - (89) Shares 2 (2) - (2) Interest 45 (87) - (87) Foreign currency 572 - - - Credit derivatives 8,324 (243) 223 (20) Asset position 3,825 (87) 207 120 Shares 1,576 (44) 136 92 Interest 2,249 (43) 71 28 Liability position 4,499 (156) 16 (140) Shares 1,316 (55) (14) (69) Interest 3,183 (101) 30 (71) NDF - Non Deliverable Forward 225,355 99 228 327 Asset position 122,495 3,378 333 3,711 Commodities 167 16 1 17 Foreign currency 122,328 3,362 332 3,694 Liability position 102,860 (3,279) (105) (3,384) Commodities 96 (6) 1 (5) Foreign currency 102,764 (3,273) (106) (3,379) Check of swap 1,334 (71) (47) (118) Asset position 115 7 37 44 Interest 115 2 21 23 Foreign currency - 5 16 21 Liability position 1,219 (78) (84) (162) Interest 1,219 (17) (6) (23) Foreign currency - (61) (78) (139) Other derivative financial instruments 5,304 198 214 412 Asset position 4,296 205 287 492 Shares 217 (8) 10 2 Interest 4,074 213 65 278 Foreign currency 5 - 212 212 Liability position 1,008 (7) (73) (80) Shares 842 (4) (42) (46) Interest 158 (2) (21) (23) Foreign currency 8 (1) (10) (11) Asset 15,342 8,124 23,466 Liability (18,860) (8,659) (27,519) Total (3,518) (535) (4,053) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 Futures contracts 217,836 193,637 33,969 140,591 586,033 Swaps contracts 70,403 96,913 96,090 676,104 939,510 Options 595,515 131,147 329,834 206,072 1,262,568 Forwards (onshore) 1,412 844 85 - 2,341 Credit derivatives - 1,188 680 6,456 8,324 NDF - Non Deliverable Forward 76,032 102,024 30,212 17,087 225,355 Verification of swap - Companies - 115 - 1,219 1,334 Other derivative financial instruments 8 405 357 4,534 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.34 The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 12/31/2018 12/31/2018 12/31/2018 12/31/2018 Futures contracts 586,033 - - - Purchase commitments 268,228 - - - Shares 13,675 - - - Commodities 194 - - - Interest 243,369 - - - Foreign currency 10,990 - - - Commitments to sell 317,805 - - - Shares 13,965 - - - Commodities 155 - - - Interest 265,218 - - - Foreign currency 38,467 - - - Swap contracts - (5,188) (1,117) (6,305) Asset position 939,510 6,263 6,786 13,049 Commodities 6 - - - Interest 925,381 5,124 6,380 11,504 Foreign currency 14,123 1,139 406 1,545 Liability position 939,510 (11,451) (7,903) (19,354) Shares 76 (5) 2 (3) Commodities 620 - (1) (1) Interest 913,745 (9,410) (7,973) (17,383) Foreign currency 25,069 (2,036) 69 (1,967) Option contracts 1,262,568 324 (38) 286 Purchase commitments – long position 151,179 1,935 (108) 1,827 Shares 8,211 289 100 389 Commodities 321 10 (3) 7 Interest 100,338 183 (98) 85 Foreign currency 42,309 1,453 (107) 1,346 Commitments to sell – long position 495,464 1,808 580 2,388 Shares 10,802 394 500 894 Commodities 278 11 1 12 Interest 441,673 427 460 887 Foreign currency 42,711 976 (381) 595 Purchase commitments – short position 116,005 (1,564) 153 (1,411) Shares 9,716 (184) (98) (282) Commodities 317 (9) 6 (3) Interest 69,934 (147) 95 (52) Foreign currency 36,038 (1,224) 150 (1,074) Commitments to sell – short position 499,920 (1,855) (663) (2,518) Shares 8,898 (246) (503) (749) Commodities 192 (6) (2) (8) Interest 448,029 (528) (497) (1,025) Foreign currency 42,801 (1,075) 339 (736) Forward operations (onshore) 2,341 1,363 2 1,365 Purchases receivable 415 496 - 496 Shares 36 36 - 36 Interest 379 460 - 460 Purchases payable obligations - (381) - (381) Shares - (2) - (2) Interest - (379) - (379) Sales receivable obligations 1,307 1,337 2 1,339 Shares 1,307 1,292 2 1,294 Interest - 45 - 45 Sales deliverable 619 (89) - (89) Shares 2 (2) - (2) Interest 45 (87) - (87) Foreign currency 572 - - - Credit derivatives 8,324 (243) 223 (20) Asset position 3,825 (87) 207 120 Shares 1,576 (44) 136 92 Interest 2,249 (43) 71 28 Liability position 4,499 (156) 16 (140) Shares 1,316 (55) (14) (69) Interest 3,183 (101) 30 (71) NDF - Non Deliverable Forward 225,355 99 228 327 Asset position 122,495 3,378 333 3,711 Commodities 167 16 1 17 Foreign currency 122,328 3,362 332 3,694 Liability position 102,860 (3,279) (105) (3,384) Commodities 96 (6) 1 (5) Foreign currency 102,764 (3,273) (106) (3,379) Check of swap 1,334 (71) (47) (118) Asset position 115 7 37 44 Interest 115 2 21 23 Foreign currency - 5 16 21 Liability position 1,219 (78) (84) (162) Interest 1,219 (17) (6) (23) Foreign currency - (61) (78) (139) Other derivative financial instruments 5,304 198 214 412 Asset position 4,296 205 287 492 Shares 217 (8) 10 2 Interest 4,074 213 65 278 Foreign currency 5 - 212 212 Liability position 1,008 (7) (73) (80) Shares 842 (4) (42) (46) Interest 158 (2) (21) (23) Foreign currency 8 (1) (10) (11) Asset 15,342 8,124 23,466 Liability (18,860) (8,659) (27,519) Total (3,518) (535) (4,053) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 Futures contracts 217,836 193,637 33,969 140,591 586,033 Swaps contracts 70,403 96,913 96,090 676,104 939,510 Options 595,515 131,147 329,834 206,072 1,262,568 Forwards (onshore) 1,412 844 85 - 2,341 Credit derivatives - 1,188 680 6,456 8,324 NDF - Non Deliverable Forward 76,032 102,024 30,212 17,087 225,355 Verification of swap - Companies - 115 - 1,219 1,334 Other derivative financial instruments 8 405 357 4,534 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.34

III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 06/30/2019 NDF - Non Other derivative Forwards Verification of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 323,248 18,257 1,149,206 1,304 134 58,351 - - Over-the-counter market 93,281 949,672 181,792 2,356 9,341 199,123 1,231 6,427 Financial institutions 92,938 670,442 138,244 1,151 9,340 114,446 - 4,974 Companies 343 230,939 43,216 1,205 1 83,610 1,231 1,453 Individuals - 48,291 332 - - 1,067 - - Total 416,529 967,929 1,330,998 3,660 9,475 257,474 1,231 6,427 12/31/2018 NDF - Non Other derivative Forwards Verification of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 480,950 20,209 1,106,794 1,912 - 47,628 - - Over-the-counter market 105,083 919,301 155,774 429 8,324 177,727 1,334 5,304 Financial institutions 104,297 702,848 110,859 - 7,742 103,172 - 3,602 Companies 786 150,639 44,464 429 582 73,811 1,334 1,702 Individuals - 65,814 451 - - 744 - - Total 586,033 939,510 1,262,568 2,341 8,324 225,355 1,334 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.35 III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 06/30/2019 NDF - Non Other derivative Forwards Verification of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 323,248 18,257 1,149,206 1,304 134 58,351 - - Over-the-counter market 93,281 949,672 181,792 2,356 9,341 199,123 1,231 6,427 Financial institutions 92,938 670,442 138,244 1,151 9,340 114,446 - 4,974 Companies 343 230,939 43,216 1,205 1 83,610 1,231 1,453 Individuals - 48,291 332 - - 1,067 - - Total 416,529 967,929 1,330,998 3,660 9,475 257,474 1,231 6,427 12/31/2018 NDF - Non Other derivative Forwards Verification of Futures Swaps Options Credit derivatives Deliverable financial (onshore) swap Forward instruments B3 480,950 20,209 1,106,794 1,912 - 47,628 - - Over-the-counter market 105,083 919,301 155,774 429 8,324 177,727 1,334 5,304 Financial institutions 104,297 702,848 110,859 - 7,742 103,172 - 3,602 Companies 786 150,639 44,464 429 582 73,811 1,334 1,702 Individuals - 65,814 451 - - 744 - - Total 586,033 939,510 1,262,568 2,341 8,324 225,355 1,334 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.35

IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 06/30/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,982 1,578 2,341 3,012 51 Total by instrument 6,982 1,578 2,341 3,012 51 By risk rating Investment grade 2,339 230 566 1,492 51 Below investment grade 4,643 1,348 1,775 1,520 - Total by risk 6,982 1,578 2,341 3,012 51 By reference entity Brazilian government 3,371 1,104 1,151 1,116 - Governments – abroad 455 32 116 304 3 Private entities 3,156 442 1,074 1,592 48 Total by entity 6,982 1,578 2,341 3,012 51 12/31/2018 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,853 1,685 1,913 3,203 52 Total by instrument 6,853 1,685 1,913 3,203 52 By risk rating Investment grade 1,361 300 510 539 12 Below investment grade 5,492 1,385 1,403 2,664 40 Total by risk 6,853 1,685 1,913 3,203 52 By reference entity Brazilian government 3,772 1,167 1,118 1,487 - Governments – abroad 314 71 85 156 2 Private entities 2,767 447 710 1,560 50 Total by entity 6,853 1,685 1,913 3,203 52 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.36 IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 06/30/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,982 1,578 2,341 3,012 51 Total by instrument 6,982 1,578 2,341 3,012 51 By risk rating Investment grade 2,339 230 566 1,492 51 Below investment grade 4,643 1,348 1,775 1,520 - Total by risk 6,982 1,578 2,341 3,012 51 By reference entity Brazilian government 3,371 1,104 1,151 1,116 - Governments – abroad 455 32 116 304 3 Private entities 3,156 442 1,074 1,592 48 Total by entity 6,982 1,578 2,341 3,012 51 12/31/2018 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,853 1,685 1,913 3,203 52 Total by instrument 6,853 1,685 1,913 3,203 52 By risk rating Investment grade 1,361 300 510 539 12 Below investment grade 5,492 1,385 1,403 2,664 40 Total by risk 6,853 1,685 1,913 3,203 52 By reference entity Brazilian government 3,772 1,167 1,118 1,487 - Governments – abroad 314 71 85 156 2 Private entities 2,767 447 710 1,560 50 Total by entity 6,853 1,685 1,913 3,203 52 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.36

06/30/2019 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,982) 2,493 (4,489) Total (6,982) 2,493 (4,489) 12/31/2018 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,853) 1,471 (5,382) Total (6,853) 1,471 (5,382) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.37 06/30/2019 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,982) 2,493 (4,489) Total (6,982) 2,493 (4,489) 12/31/2018 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,853) 1,471 (5,382) Total (6,853) 1,471 (5,382) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.37

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 06/30/2019 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized Total Sheet presented in the Balance Sheet (1) (3) financial assets Cash collateral received Financial instruments Securities purchased under agreements to resell 257,989 - 257,989 (1,066) - 256,923 Derivatives financil instruments 31,122 - 31,122 (1,790) - 29,332 12/31/2018 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized Total Sheet presented in the Balance Sheet (1) (3) financial assets Cash collateral received Financial instruments Securities purchased under agreements to resell 280,132 - 280,132 (2,822) - 277,310 Derivatives financil instruments 23,466 - 23,466 (3,091) - 20,375 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 06/30/2019 Gross amount of (2) Related amounts not offset in the Balance Sheet recognized Gross amount offsetin the Balance Net amount of financial assets Total Sheet presented in the Balance Sheet financial liabilities (3) Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 298,081 - 298,081 (22,660) - 275,421 Derivatives financil instruments 35,752 - 35,752 (1,790) (67) 33,895 12/31/2018 Gross amount of (2) Related amounts not offset in the Balance Sheet recognized Gross amount offsetin the Balance Net amount of financial assets Total Sheet presented in the Balance Sheet financial liabilities (3) Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 330,237 - 330,237 (23,079) - 307,158 Derivatives financil instruments 27,519 - 27,519 (3,091) (333) 24,095 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable; (2) Limited to amounts subject to enforceable master offset agreements and other such agreements; (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.38 V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 06/30/2019 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized Total Sheet presented in the Balance Sheet (1) (3) financial assets Cash collateral received Financial instruments Securities purchased under agreements to resell 257,989 - 257,989 (1,066) - 256,923 Derivatives financil instruments 31,122 - 31,122 (1,790) - 29,332 12/31/2018 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized Total Sheet presented in the Balance Sheet (1) (3) financial assets Cash collateral received Financial instruments Securities purchased under agreements to resell 280,132 - 280,132 (2,822) - 277,310 Derivatives financil instruments 23,466 - 23,466 (3,091) - 20,375 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 06/30/2019 Gross amount of (2) Related amounts not offset in the Balance Sheet recognized Gross amount offsetin the Balance Net amount of financial assets Total Sheet presented in the Balance Sheet financial liabilities (3) Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 298,081 - 298,081 (22,660) - 275,421 Derivatives financil instruments 35,752 - 35,752 (1,790) (67) 33,895 12/31/2018 Gross amount of (2) Related amounts not offset in the Balance Sheet recognized Gross amount offsetin the Balance Net amount of financial assets Total Sheet presented in the Balance Sheet financial liabilities (3) Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 330,237 - 330,237 (23,079) - 307,158 Derivatives financil instruments 27,519 - 27,519 (3,091) (333) 24,095 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable; (2) Limited to amounts subject to enforceable master offset agreements and other such agreements; (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.38

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of repurchase agreements: to hedge fluctuactions in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; · Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.39 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of repurchase agreements: to hedge fluctuactions in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; · Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.39

06/30/2019 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow Nominal amounts used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 24,342 (2,608) (3,491) 24,342 (2,733) agreements to resell Loans and lease operations and Hedge of assets transactions 1,600 - 138 138 1,739 138 Securities Securities purchased under Hedge of Asset-backed securities under repurchase agreements 11,883 - 525 525 13,014 525 agreements to resell Hedge of loan operations Loans and lease operations 283 - 11 11 271 13 - 2,196 (19) (20) 2,170 (19) Hedge of funding Deposits Hedge of assets denominated in UF Securities 8,229 - 25 25 8,204 25 Foreign exchange risk 4,991 - (52) (52) 4,991 (52) Hedge of highly probable forecast transactions Total 26,986 26,538 (1,980) (2,864) 54,731 (2,103) 12/31/2018 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow Nominal amounts used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under - 29,727 (1,682) (2,946) 29,727 (1,800) Hedge of deposits and repurchase agreements agreements to resell Loans and lease operations and 7,866 - 136 136 8,003 136 Hedge of assets transactions Securities Securities purchased under 36,668 - 353 353 38,013 359 agreements to resell Hedge of Asset-backed securities under repurchase agreements Hedge of loan operations Loans and lease operations 274 - 6 6 268 7 Deposits Hedge of funding - 3,200 78 86 3,105 82 Hedge of assets denominated in UF Securities 13,247 - 26 26 13,221 23 Foreign exchange risk Hedge of highly probable forecast transactions 71 - 6 6 71 6 Total 58,126 32,927 (1,077) (2,333) 92,408 (1,187) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The amount of R$ (1,327) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended June 30, 2019, the amount of R$ (374) was recognized in Result related to this deferral. 06/30/2019 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Interest rate futures 39,095 441 - (2,070) (1,945) (125) - Interest rate Swap 10,645 2,190 8,513 19 17 2 - Foreign exchange risk DDI futures 4,991 - 4,842 (52) (52) - - Total 54,731 2,631 13,355 (2,103) (1,980) (123) - 12/31/2018 Variations in fair Variation in value Hedge ineffecti- Amount Book Value (*) Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Interest rate futures 75,743 256 21 (1,305) (1,193) (112) - Interest rate Swap 16,594 3,023 13,519 112 110 2 - Foreign exchange risk DDI futures 6 5 - 1 1 - - Option 65 9 - 5 5 - - Total 92,408 3,293 13,540 (1,187) (1,077) (110) - (*) Amounts recorded under heading Derivatives. For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.40 06/30/2019 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow Nominal amounts used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 24,342 (2,608) (3,491) 24,342 (2,733) agreements to resell Loans and lease operations and Hedge of assets transactions 1,600 - 138 138 1,739 138 Securities Securities purchased under Hedge of Asset-backed securities under repurchase agreements 11,883 - 525 525 13,014 525 agreements to resell Hedge of loan operations Loans and lease operations 283 - 11 11 271 13 - 2,196 (19) (20) 2,170 (19) Hedge of funding Deposits Hedge of assets denominated in UF Securities 8,229 - 25 25 8,204 25 Foreign exchange risk 4,991 - (52) (52) 4,991 (52) Hedge of highly probable forecast transactions Total 26,986 26,538 (1,980) (2,864) 54,731 (2,103) 12/31/2018 Hedged item Hedge instrument Book Value Variation in the Strategies Heading Variation in value Cash flow Nominal amounts used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under - 29,727 (1,682) (2,946) 29,727 (1,800) Hedge of deposits and repurchase agreements agreements to resell Loans and lease operations and 7,866 - 136 136 8,003 136 Hedge of assets transactions Securities Securities purchased under 36,668 - 353 353 38,013 359 agreements to resell Hedge of Asset-backed securities under repurchase agreements Hedge of loan operations Loans and lease operations 274 - 6 6 268 7 Deposits Hedge of funding - 3,200 78 86 3,105 82 Hedge of assets denominated in UF Securities 13,247 - 26 26 13,221 23 Foreign exchange risk Hedge of highly probable forecast transactions 71 - 6 6 71 6 Total 58,126 32,927 (1,077) (2,333) 92,408 (1,187) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The amount of R$ (1,327) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended June 30, 2019, the amount of R$ (374) was recognized in Result related to this deferral. 06/30/2019 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Interest rate futures 39,095 441 - (2,070) (1,945) (125) - Interest rate Swap 10,645 2,190 8,513 19 17 2 - Foreign exchange risk DDI futures 4,991 - 4,842 (52) (52) - - Total 54,731 2,631 13,355 (2,103) (1,980) (123) - 12/31/2018 Variations in fair Variation in value Hedge ineffecti- Amount Book Value (*) Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Interest rate futures 75,743 256 21 (1,305) (1,193) (112) - Interest rate Swap 16,594 3,023 13,519 112 110 2 - Foreign exchange risk DDI futures 6 5 - 1 1 - - Option 65 9 - 5 5 - - Total 92,408 3,293 13,540 (1,187) (1,077) (110) - (*) Amounts recorded under heading Derivatives. For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.40

b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies of for net investments in foreign operations consist of a hedge ofhedging the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to against the functional currency of the head office, by contracting DDI futures,, DDI, NDF and financial assets. The risk hedged in this type of strategy is the foreign exchangecurrency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess evaluate the effectiveness and or to measure the ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategiesInstead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedge instrhedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from the variations in exchange rates, on the amount of investment abroad designated as a the object of the hedged item. . 06/30/2019 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Notional amounts used to recognized in Other convertion reserve amount calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,323 (7,068) (7,068) 12,472 (7,064) Total - 14,323 (7,068) (7,068) 12,472 (7,064) 12/31/2018 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Notional amounts used to recognized in Other convertion reserve amount calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,820 (7,300) (7,300) 12,550 (7,296) Total - 14,820 (7,300) (7,300) 12,550 (7,296) (1) Hedge instruments include the overhedge rate of 44.65% regarding taxes. (2) Amounts recorded under heading hedge of investments in foreign operation. 06/30/2019 Variation in the value (*) Variations in fair Hedge Amount reclassified Book Value of the hedge Hedge instruments Notional value used to ineffectiveness from foreign currency instrument amount calculate hedge recognized in convertion reserve recognized in Other Assets Liabilities ineffectiveness income into income comprehensive Foreign exchange risk DDI futures 27,682 - 11 (10,751) (10,710) (41) - Forward (1,454) 588 - 419 381 38 - (13,022) 21 - 3,158 3,149 9 - NDF Financial Assets (734) 734 - 110 112 (2) - Total 12,472 1,343 11 (7,064) (7,068) 4 - 12/31/2018 Variation in the value Variations in fair Hedge Amount reclassified (*) Book Value of the hedge Hedge instruments Notional value used to ineffectiveness from foreign currency instrument amount calculate hedge recognized in convertion reserve recognized in Other Assets Liabilities ineffectiveness income into income comprehensive Foreign exchange risk DDI futures 27,990 - 113 (11,394) (11,353) (41) - (1,470) 1,059 - 764 726 38 - Forward NDF (13,167) 255 - 3,198 3,189 9 - Financial Assets (803) 803 - 136 138 (2) - Total 12,550 2,117 113 (7,296) (7,300) 4 - (*) Amounts recorded under heading Derivatives Financial Instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.41 b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies of for net investments in foreign operations consist of a hedge ofhedging the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to against the functional currency of the head office, by contracting DDI futures,, DDI, NDF and financial assets. The risk hedged in this type of strategy is the foreign exchangecurrency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess evaluate the effectiveness and or to measure the ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategiesInstead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedge instrhedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from the variations in exchange rates, on the amount of investment abroad designated as a the object of the hedged item. . 06/30/2019 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Notional amounts used to recognized in Other convertion reserve amount calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,323 (7,068) (7,068) 12,472 (7,064) Total - 14,323 (7,068) (7,068) 12,472 (7,064) 12/31/2018 Hedged item Hedge instrument (2) Variation in the Book Value Strategies Variation in value Foreign currency Notional amounts used to recognized in Other convertion reserve amount calculate hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,820 (7,300) (7,300) 12,550 (7,296) Total - 14,820 (7,300) (7,300) 12,550 (7,296) (1) Hedge instruments include the overhedge rate of 44.65% regarding taxes. (2) Amounts recorded under heading hedge of investments in foreign operation. 06/30/2019 Variation in the value (*) Variations in fair Hedge Amount reclassified Book Value of the hedge Hedge instruments Notional value used to ineffectiveness from foreign currency instrument amount calculate hedge recognized in convertion reserve recognized in Other Assets Liabilities ineffectiveness income into income comprehensive Foreign exchange risk DDI futures 27,682 - 11 (10,751) (10,710) (41) - Forward (1,454) 588 - 419 381 38 - (13,022) 21 - 3,158 3,149 9 - NDF Financial Assets (734) 734 - 110 112 (2) - Total 12,472 1,343 11 (7,064) (7,068) 4 - 12/31/2018 Variation in the value Variations in fair Hedge Amount reclassified (*) Book Value of the hedge Hedge instruments Notional value used to ineffectiveness from foreign currency instrument amount calculate hedge recognized in convertion reserve recognized in Other Assets Liabilities ineffectiveness income into income comprehensive Foreign exchange risk DDI futures 27,990 - 113 (11,394) (11,353) (41) - (1,470) 1,059 - 764 726 38 - Forward NDF (13,167) 255 - 3,198 3,189 9 - Financial Assets (803) 803 - 136 138 (2) - Total 12,550 2,117 113 (7,296) (7,300) 4 - (*) Amounts recorded under heading Derivatives Financial Instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.41

c) Fair value hedge The fair value hedge hedging strategy of ITAÚ UNIBANCO HOLDING consists in of hedging the exposure to variations in fair value, in on the receipt and payment of interest related toon recognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied applies fair value hedge ashedges as follows: Interest rate risk · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. I ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess evaluate the effectiveness and or to measure the ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategyInstead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the reviewed revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the hedged derivative hedging instrument. · The dollar offset method is calculated based on the difference between the variation of in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 06/30/2019 Hedged Item Hedge Instruments Variation in the Book Value (*) Fair value Strategies Variation in value amounts used to Notional recognized in calculate hedge amount income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 6,596 - 6,808 - 212 6,596 (216) Hedge of funding - 9,049 - 8,561 (488) 9,049 487 Hedge of securities at fair value through other 4,978 - 5,251 - 273 5,093 (266) comprehensive income Total 11,574 9,049 12,059 8,561 (3) 20,738 5 12/31/2018 Hedged Item Hedge Instruments Variation in the Book Value (*) Fair value Strategies Variation in value amounts used to Notional recognized in calculate hedge amount income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,066 - 7,119 - 53 7,066 (54) Hedge of funding - 9,124 - 9,081 (43) 9,124 43 Hedge of securities at fair value through other 5,391 - 5,483 - 93 5,401 (82) comprehensive income Total 12,457 9,124 12,602 9,081 103 21,591 (93) (*) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.42 c) Fair value hedge The fair value hedge hedging strategy of ITAÚ UNIBANCO HOLDING consists in of hedging the exposure to variations in fair value, in on the receipt and payment of interest related toon recognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied applies fair value hedge ashedges as follows: Interest rate risk · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. I ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess evaluate the effectiveness and or to measure the ineffectiveness of these strategies. To evaluate the effectiveness and to measure the ineffectiveness of such strategyInstead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the reviewed revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the hedged derivative hedging instrument. · The dollar offset method is calculated based on the difference between the variation of in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 06/30/2019 Hedged Item Hedge Instruments Variation in the Book Value (*) Fair value Strategies Variation in value amounts used to Notional recognized in calculate hedge amount income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 6,596 - 6,808 - 212 6,596 (216) Hedge of funding - 9,049 - 8,561 (488) 9,049 487 Hedge of securities at fair value through other 4,978 - 5,251 - 273 5,093 (266) comprehensive income Total 11,574 9,049 12,059 8,561 (3) 20,738 5 12/31/2018 Hedged Item Hedge Instruments Variation in the Book Value (*) Fair value Strategies Variation in value amounts used to Notional recognized in calculate hedge amount income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,066 - 7,119 - 53 7,066 (54) Hedge of funding - 9,124 - 9,081 (43) 9,124 43 Hedge of securities at fair value through other 5,391 - 5,483 - 93 5,401 (82) comprehensive income Total 12,457 9,124 12,602 9,081 103 21,591 (93) (*) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.42

06/30/2019 (1) Variation in the fair value Book value Hedge Instruments Notional Hedge ineffectiveness used to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 20,738 422 4,262 5 2 Interest rate Swap Total 20,738 422 4,262 5 2 12/31/2018 (1) Variation in the fair value Hedge Instruments Book value Notional Hedge ineffectiveness used to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk Interest rate Swap 21,591 86 1,078 (93) 10 Total 21,591 86 1,078 (93) 10 (1) Amounts recorded under heading Derivatives financial instruments. (2) In the period, the amount of R$ 16 is no longer qualified as hedge, with effect on result of R$ (6). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.43 06/30/2019 (1) Variation in the fair value Book value Hedge Instruments Notional Hedge ineffectiveness used to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 20,738 422 4,262 5 2 Interest rate Swap Total 20,738 422 4,262 5 2 12/31/2018 (1) Variation in the fair value Hedge Instruments Book value Notional Hedge ineffectiveness used to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk Interest rate Swap 21,591 86 1,078 (93) 10 Total 21,591 86 1,078 (93) 10 (1) Amounts recorded under heading Derivatives financial instruments. (2) In the period, the amount of R$ 16 is no longer qualified as hedge, with effect on result of R$ (6). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.43

The tables below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 06/30/2019 12/31/2018 Hedge instruments Hedge instruments Hedged item Hedged item Strategies Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 24,342 (72) 24,342 29,727 (21) 29,727 Hedge of highly probable forecast transactions 4,991 (52) 4,991 71 6 71 Hedge of net investment in foreign operations 12,472 1,332 14,323 12,550 2,230 14,820 Hedge of loan operations (Fair value) 6,596 (216) 6,596 7,066 (54) 7,066 Hedge of loan operations (Cash flow) 271 13 283 268 7 274 Hedge of funding (Fair value) 9,049 487 9,049 9,124 43 9,124 Hedge of funding (Cash flow) 2,170 (19) 2,196 3,105 82 3,200 Hedge of assets transactions 1,739 138 1,600 8,003 136 7,866 Hedge of Asset-backed securities under repurchase agreements 13,014 15 11,883 38,013 8 36,668 Hedge of assets denominated in UF 8,204 25 8,229 13,221 23 13,247 Hedge of securities at fair value through other comprehensive income 5,093 (266) 4,978 5,401 (82) 5,391 Total 1,385 2,378 The table below shows the breakdown by maturity of the hedging strategies: 06/30/2019 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 2,704 7,791 1,525 8,035 - 4,287 - 24,342 Hedge of highly probable forecast transactions 4,991 - - - - - - 4,991 (*) 12,472 - - - - - - 12,472 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 269 763 1,612 1,380 826 881 865 6,596 Hedge of loan operations (Cash flow) 28 23 193 27 - - - 271 Hedge of funding (Fair value) 1,609 157 158 797 - 4,027 2,301 9,049 Hedge of funding (Cash flow) 1,938 - - - - 232 - 2,170 Hedge of assets transactions - 1,739 - - - - - 1,739 Hedge of Asset-backed securities under repurchase agreements 7,153 1,747 - 4,114 - - - 13,014 Hedge of assets denominated in UF 4,933 3,214 57 - - - - 8,204 Hedge of securities at fair value through other comprehensive income 4,340 283 - - - 470 - 5,093 Total 40,437 15,717 3,545 14,353 826 9,897 3,166 87,941 12/31/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over de 10 years Total Hedge of deposits and repurchase agreements 11,925 4,729 3,519 - 5,737 3,817 - 29,727 Hedge of highly probable forecast transactions 71 - - - - - - 71 (*) Hedge of net investment in foreign operations 12,550 - - - - - - 12,550 Hedge of loan operations (Fair value) 293 1,416 1,793 1,379 375 822 988 7,066 Hedge of loan operations (Cash flow) - 28 162 78 - - - 268 Hedge of funding (Fair value) 1,590 297 154 391 377 3,972 2,343 9,124 Hedge of funding (Cash flow) 2,874 - - - - 231 - 3,105 Hedge of assets transactions 6,346 - 1,657 - - - - 8,003 Hedge of Asset-backed securities under repurchase agreements 26,943 5,838 1,517 - 3,715 - - 38,013 Hedge of assets denominated in UF 12,241 924 56 - - - - 13,221 Hedge of securities at fair value through other comprehensive income 4,223 - - - - 1,178 - 5,401 Total 79,056 13,232 8,858 1,848 10,204 10,020 3,331 126,549 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.44 The tables below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 06/30/2019 12/31/2018 Hedge instruments Hedge instruments Hedged item Hedged item Strategies Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 24,342 (72) 24,342 29,727 (21) 29,727 Hedge of highly probable forecast transactions 4,991 (52) 4,991 71 6 71 Hedge of net investment in foreign operations 12,472 1,332 14,323 12,550 2,230 14,820 Hedge of loan operations (Fair value) 6,596 (216) 6,596 7,066 (54) 7,066 Hedge of loan operations (Cash flow) 271 13 283 268 7 274 Hedge of funding (Fair value) 9,049 487 9,049 9,124 43 9,124 Hedge of funding (Cash flow) 2,170 (19) 2,196 3,105 82 3,200 Hedge of assets transactions 1,739 138 1,600 8,003 136 7,866 Hedge of Asset-backed securities under repurchase agreements 13,014 15 11,883 38,013 8 36,668 Hedge of assets denominated in UF 8,204 25 8,229 13,221 23 13,247 Hedge of securities at fair value through other comprehensive income 5,093 (266) 4,978 5,401 (82) 5,391 Total 1,385 2,378 The table below shows the breakdown by maturity of the hedging strategies: 06/30/2019 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 2,704 7,791 1,525 8,035 - 4,287 - 24,342 Hedge of highly probable forecast transactions 4,991 - - - - - - 4,991 (*) 12,472 - - - - - - 12,472 Hedge of net investment in foreign operations Hedge of loan operations (Fair value) 269 763 1,612 1,380 826 881 865 6,596 Hedge of loan operations (Cash flow) 28 23 193 27 - - - 271 Hedge of funding (Fair value) 1,609 157 158 797 - 4,027 2,301 9,049 Hedge of funding (Cash flow) 1,938 - - - - 232 - 2,170 Hedge of assets transactions - 1,739 - - - - - 1,739 Hedge of Asset-backed securities under repurchase agreements 7,153 1,747 - 4,114 - - - 13,014 Hedge of assets denominated in UF 4,933 3,214 57 - - - - 8,204 Hedge of securities at fair value through other comprehensive income 4,340 283 - - - 470 - 5,093 Total 40,437 15,717 3,545 14,353 826 9,897 3,166 87,941 12/31/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over de 10 years Total Hedge of deposits and repurchase agreements 11,925 4,729 3,519 - 5,737 3,817 - 29,727 Hedge of highly probable forecast transactions 71 - - - - - - 71 (*) Hedge of net investment in foreign operations 12,550 - - - - - - 12,550 Hedge of loan operations (Fair value) 293 1,416 1,793 1,379 375 822 988 7,066 Hedge of loan operations (Cash flow) - 28 162 78 - - - 268 Hedge of funding (Fair value) 1,590 297 154 391 377 3,972 2,343 9,124 Hedge of funding (Cash flow) 2,874 - - - - 231 - 3,105 Hedge of assets transactions 6,346 - 1,657 - - - - 8,003 Hedge of Asset-backed securities under repurchase agreements 26,943 5,838 1,517 - 3,715 - - 38,013 Hedge of assets denominated in UF 12,241 924 56 - - - - 13,221 Hedge of securities at fair value through other comprehensive income 4,223 - - - - 1,178 - 5,401 Total 79,056 13,232 8,858 1,848 10,204 10,020 3,331 126,549 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.44

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 06/30/2019 12/31/2018 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders' loss stockholders' loss amount amount equity) equity) (1a) Brazilian government securities 30,323 1,864 - 32,187 27,064 775 - 27,839 Other government securities 36 - (36) - 36 - (36) - (1b) Government securities – abroad 18,417 (50) (2) 18,365 18,844 (70) (2) 18,772 Germany 22 - - 22 22 - - 22 Colombia 3,338 40 - 3,378 5,491 14 - 5,505 Chile 10,452 59 - 10,511 7,647 7 (1) 7,653 United States 1,949 (5) - 1,944 2,634 (16) - 2,618 France 327 - - 327 891 - - 891 Italy 111 - - 111 - - - - Panama 20 - - 20 - - - - Paraguay 1,576 (141) (2) 1,433 1,601 (71) (1) 1,529 Uruguay 622 (3) - 619 557 (4) - 553 Other - - - - 1 - - 1 (1c) Corporate debt securities 3,146 131 (48) 3,229 2,719 40 (47) 2,712 Negotiable Shares 75 81 - 156 77 84 - 161 Bank deposit certificates 375 - - 375 1,053 - - 1,053 Debentures 1,296 32 (44) 1,284 44 - (42) 2 Eurobonds and others 1,397 18 (1) 1,414 1,542 (44) (2) 1,496 Other 3 - (3) - 3 - (3) - Total 51,922 1,945 (86) 53,781 48,663 745 (85) 49,323 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 18,102 (R$ 25,147 at 12/31/2018), b) R$ 3,593 (R$ 3,583 at 12/31/2018) and c) R$ 542 (R$ 237 at 12/31/2018), totaling R$ 22,237 (R$ 28,967 at 12/31/2018). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 06/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 10,088 10,108 10,666 10,684 Non-stated maturity 75 156 77 161 Up to one year 10,013 9,952 10,589 10,523 Non-current 41,834 43,673 37,997 38,639 From one to five years 28,202 28,910 21,417 21,650 From five to ten years 9,511 10,027 11,906 12,029 After ten years 4,121 4,736 4,674 4,960 Total 51,922 53,781 48,663 49,323 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 06/30/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 75 81 - 156 Total 75 81 - 156 12/31/2018 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 77 84 - 161 Total 77 84 - 161 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 06/30/2019 12/31/2018 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 75 156 77 161 Non-stated maturity 75 156 77 161 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.45 Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 06/30/2019 12/31/2018 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders' loss stockholders' loss amount amount equity) equity) (1a) Brazilian government securities 30,323 1,864 - 32,187 27,064 775 - 27,839 Other government securities 36 - (36) - 36 - (36) - (1b) Government securities – abroad 18,417 (50) (2) 18,365 18,844 (70) (2) 18,772 Germany 22 - - 22 22 - - 22 Colombia 3,338 40 - 3,378 5,491 14 - 5,505 Chile 10,452 59 - 10,511 7,647 7 (1) 7,653 United States 1,949 (5) - 1,944 2,634 (16) - 2,618 France 327 - - 327 891 - - 891 Italy 111 - - 111 - - - - Panama 20 - - 20 - - - - Paraguay 1,576 (141) (2) 1,433 1,601 (71) (1) 1,529 Uruguay 622 (3) - 619 557 (4) - 553 Other - - - - 1 - - 1 (1c) Corporate debt securities 3,146 131 (48) 3,229 2,719 40 (47) 2,712 Negotiable Shares 75 81 - 156 77 84 - 161 Bank deposit certificates 375 - - 375 1,053 - - 1,053 Debentures 1,296 32 (44) 1,284 44 - (42) 2 Eurobonds and others 1,397 18 (1) 1,414 1,542 (44) (2) 1,496 Other 3 - (3) - 3 - (3) - Total 51,922 1,945 (86) 53,781 48,663 745 (85) 49,323 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 18,102 (R$ 25,147 at 12/31/2018), b) R$ 3,593 (R$ 3,583 at 12/31/2018) and c) R$ 542 (R$ 237 at 12/31/2018), totaling R$ 22,237 (R$ 28,967 at 12/31/2018). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 06/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 10,088 10,108 10,666 10,684 Non-stated maturity 75 156 77 161 Up to one year 10,013 9,952 10,589 10,523 Non-current 41,834 43,673 37,997 38,639 From one to five years 28,202 28,910 21,417 21,650 From five to ten years 9,511 10,027 11,906 12,029 After ten years 4,121 4,736 4,674 4,960 Total 51,922 53,781 48,663 49,323 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 06/30/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 75 81 - 156 Total 75 81 - 156 12/31/2018 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 77 84 - 161 Total 77 84 - 161 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 06/30/2019 12/31/2018 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 75 156 77 161 Non-stated maturity 75 156 77 161 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.45

Reconciliation of expected loss for Financial assets at fair value through other comprehensive instrument - securities, segregated by stages: Expected Expected Gains / Stage 1 loss Purchases Settlements loss (Losses) 12/31/2018 06/30/2019 Financial assets at fair value through other comprehensive (85) - (1) - (86) income Government securities - abroad - (1) (1) - (2) Brazilian government securities (36) - - - (36) Other (36) - - - (36) Corporate debt securities (49) 1 - - (48) Debentures (43) (1) - - (44) Eurobonds and others (3) 2 - - (1) Other (3) - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 12/31/2017 12/31/2018 Financial assets at fair value through other comprehensive income (84) (1) (2) 2 - - (85) Brazilian government securities (36) - - - - - (36) Other (36) - - - - - (36) Corporate debt securities (48) (1) (2) 2 - - (49) Debentures (43) - - - - - (43) Eurobond and others (2) (1) (2) 2 - (3) Other (3) - - - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities are as follows: 06/30/2019 12/31/2018 Amortized Expected Amortized Expected Fair Value Fair Value cost loss cost loss (1a) Brazilian government securities 55,179 (56) 55,123 54,064 (58) 54,006 Government securities – abroad 13,148 (2) 13,146 6,700 (3) 6,697 Colombia 297 (2) 295 356 (3) 353 Chile 306 - 306 256 - 256 Korea 3,432 - 3,432 1,385 - 1,385 Spain 3,105 - 3,105 2,411 - 2,411 United States - - - 19 - 19 Mexico 5,993 - 5,993 2,258 - 2,258 Uruguay 15 - 15 15 - 15 (1b) Corporate debt securities 50,019 (2,860) 47,159 49,631 (3,585) 46,046 Rural product note 4,295 (98) 4,197 4,181 (178) 4,003 Bank deposit certificates 15 - 15 123 - 123 Real estate receivables certificates 7,767 (1) 7,766 9,876 (361) 9,515 Debentures 32,603 (2,757) 29,846 29,001 (3,013) 25,988 Eurobonds and others 1,679 (1) 1,678 4,005 (2) 4,003 Promissory notes 2,267 (3) 2,264 1,069 (14) 1,055 Other 1,393 - 1,393 1,376 (17) 1,359 Total 118,346 (2,918) 115,428 110,395 (3,646) 106,749 (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 5,783 (R$ 24,988 at 12/31/2018) and b) R$ 9,196 (R$ 8,860 at 12/31/2018), totaling R$ 14,979 (R$ 33,848 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.46 Reconciliation of expected loss for Financial assets at fair value through other comprehensive instrument - securities, segregated by stages: Expected Expected Gains / Stage 1 loss Purchases Settlements loss (Losses) 12/31/2018 06/30/2019 Financial assets at fair value through other comprehensive (85) - (1) - (86) income Government securities - abroad - (1) (1) - (2) Brazilian government securities (36) - - - (36) Other (36) - - - (36) Corporate debt securities (49) 1 - - (48) Debentures (43) (1) - - (44) Eurobonds and others (3) 2 - - (1) Other (3) - - - (3) Expected Expected Gains / Transfer to Transfer to Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 12/31/2017 12/31/2018 Financial assets at fair value through other comprehensive income (84) (1) (2) 2 - - (85) Brazilian government securities (36) - - - - - (36) Other (36) - - - - - (36) Corporate debt securities (48) (1) (2) 2 - - (49) Debentures (43) - - - - - (43) Eurobond and others (2) (1) (2) 2 - (3) Other (3) - - - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities are as follows: 06/30/2019 12/31/2018 Amortized Expected Amortized Expected Fair Value Fair Value cost loss cost loss (1a) Brazilian government securities 55,179 (56) 55,123 54,064 (58) 54,006 Government securities – abroad 13,148 (2) 13,146 6,700 (3) 6,697 Colombia 297 (2) 295 356 (3) 353 Chile 306 - 306 256 - 256 Korea 3,432 - 3,432 1,385 - 1,385 Spain 3,105 - 3,105 2,411 - 2,411 United States - - - 19 - 19 Mexico 5,993 - 5,993 2,258 - 2,258 Uruguay 15 - 15 15 - 15 (1b) Corporate debt securities 50,019 (2,860) 47,159 49,631 (3,585) 46,046 Rural product note 4,295 (98) 4,197 4,181 (178) 4,003 Bank deposit certificates 15 - 15 123 - 123 Real estate receivables certificates 7,767 (1) 7,766 9,876 (361) 9,515 Debentures 32,603 (2,757) 29,846 29,001 (3,013) 25,988 Eurobonds and others 1,679 (1) 1,678 4,005 (2) 4,003 Promissory notes 2,267 (3) 2,264 1,069 (14) 1,055 Other 1,393 - 1,393 1,376 (17) 1,359 Total 118,346 (2,918) 115,428 110,395 (3,646) 106,749 (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 5,783 (R$ 24,988 at 12/31/2018) and b) R$ 9,196 (R$ 8,860 at 12/31/2018), totaling R$ 14,979 (R$ 33,848 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.46

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 06/30/2019 12/31/2018 Amortized cost Fair Value Amortized cost Fair Value Current 20,521 20,313 14,661 14,119 Up to one year 20,521 20,313 14,661 14,119 Non-current 97,825 95,115 95,734 92,630 From one to five years 53,549 52,714 51,820 50,970 From five to ten years 33,164 31,608 31,318 29,802 After ten years 11,112 10,793 12,596 11,858 Total 118,346 115,428 110,395 106,749 Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 2 Stage 3 12/31/2018 06/30/2019 (223) 3 (15) 31 74 - (59) (19) (208) Financial assets at amortized cost Brazilian government securities - 3 - - - - (59) - (56) Government securities - other countries - Colombia (4) 2 (1) 1 - - - - (2) Corporate debt securities (219) (2) (14) 30 74 - - (19) (150) Rural product note (7) 1 (1) - - - - - (7) Real estate receivables certificates (2) (1) (2) 23 - - - (19) (1) Debentures (206) (2) (9) 5 74 - - - (138) Eurobond and others (2) - - 1 - - - - (1) Promissory notes (2) - (2) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 1 Stage 3 12/31/2018 06/30/2019 Financial assets at amortized cost (824) 97 - 66 59 587 (74) - (89) Brazilian government securities (59) - - - 59 - - - - Corporate debt securities (765) 97 - 66 - 587 (74) - (89) Rural product note - (11) - - - 5 - - (6) Debentures (765) 108 - 66 - 582 (74) - (83) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 1 Stage 2 12/31/2018 06/30/2019 (2,599) (10) (111) 667 19 - - (587) (2,621) Financial assets at amortized cost Corporate debt securities (2,599) (10) (111) 667 19 - - (587) (2,621) Rural product note (173) (7) (41) 141 - - - (5) (85) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (19) (70) 172 - - - (582) (2,536) Promissory notes (11) - - 11 - - - - - Other (17) - - 17 - - - - - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2017 12/31/2018 Financial assets at amortized cost (76) (82) (28) 14 - - (51) - (223) Government securities - other countries - Colombia (3) 1 (2) - - - - - (4) Corporate debt securities (73) (83) (26) 14 - - (51) - (219) Rural product note (9) 5 (7) 4 - - - - (7) Real estate receivables certificates (9) 5 - 2 - - - - (2) Debentures (52) (93) (18) 8 - - (51) - (206) Eurobond and others (2) - - - - - - - (2) Other (1) - (1) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2017 12/31/2018 (368) (26) (561) 6 51 74 - - (824) Financial assets at amortized cost Brazilian government securities (65) 6 - - - - - - (59) Corporate debt securities (303) (32) (561) 6 51 74 - - (765) Rural product note - 11 (22) - - 11 - - - Real estate receivables certificates (5) (1) - - - 6 - - - Debentures (284) (30) (539) 1 51 36 - - (765) Eurobond and others - (5) - 5 - - - - - Eurobond and others (14) (7) - - - 21 - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2017 12/31/2018 Financial assets at amortized cost (4,738) 742 (594) 2,065 - - - (74) (2,599) Corporate debt securities (4,738) 742 (594) 2,065 - - - (74) (2,599) Rural product note (148) (105) (36) 127 - - - (11) (173) Real estate receivables certificates (2,046) 447 - 1,244 - - - (6) (361) Debentures (2,522) 401 (558) 678 - - - (36) (2,037) Promissory notes (22) (5) - 16 - - - - (11) Others - 4 - - - - (21) (17) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.47 The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 06/30/2019 12/31/2018 Amortized cost Fair Value Amortized cost Fair Value Current 20,521 20,313 14,661 14,119 Up to one year 20,521 20,313 14,661 14,119 Non-current 97,825 95,115 95,734 92,630 From one to five years 53,549 52,714 51,820 50,970 From five to ten years 33,164 31,608 31,318 29,802 After ten years 11,112 10,793 12,596 11,858 Total 118,346 115,428 110,395 106,749 Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 2 Stage 3 12/31/2018 06/30/2019 (223) 3 (15) 31 74 - (59) (19) (208) Financial assets at amortized cost Brazilian government securities - 3 - - - - (59) - (56) Government securities - other countries - Colombia (4) 2 (1) 1 - - - - (2) Corporate debt securities (219) (2) (14) 30 74 - - (19) (150) Rural product note (7) 1 (1) - - - - - (7) Real estate receivables certificates (2) (1) (2) 23 - - - (19) (1) Debentures (206) (2) (9) 5 74 - - - (138) Eurobond and others (2) - - 1 - - - - (1) Promissory notes (2) - (2) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 1 Stage 3 12/31/2018 06/30/2019 Financial assets at amortized cost (824) 97 - 66 59 587 (74) - (89) Brazilian government securities (59) - - - 59 - - - - Corporate debt securities (765) 97 - 66 - 587 (74) - (89) Rural product note - (11) - - - 5 - - (6) Debentures (765) 108 - 66 - 582 (74) - (83) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 1 Stage 2 12/31/2018 06/30/2019 (2,599) (10) (111) 667 19 - - (587) (2,621) Financial assets at amortized cost Corporate debt securities (2,599) (10) (111) 667 19 - - (587) (2,621) Rural product note (173) (7) (41) 141 - - - (5) (85) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (19) (70) 172 - - - (582) (2,536) Promissory notes (11) - - 11 - - - - - Other (17) - - 17 - - - - - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2017 12/31/2018 Financial assets at amortized cost (76) (82) (28) 14 - - (51) - (223) Government securities - other countries - Colombia (3) 1 (2) - - - - - (4) Corporate debt securities (73) (83) (26) 14 - - (51) - (219) Rural product note (9) 5 (7) 4 - - - - (7) Real estate receivables certificates (9) 5 - 2 - - - - (2) Debentures (52) (93) (18) 8 - - (51) - (206) Eurobond and others (2) - - - - - - - (2) Other (1) - (1) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2017 12/31/2018 (368) (26) (561) 6 51 74 - - (824) Financial assets at amortized cost Brazilian government securities (65) 6 - - - - - - (59) Corporate debt securities (303) (32) (561) 6 51 74 - - (765) Rural product note - 11 (22) - - 11 - - - Real estate receivables certificates (5) (1) - - - 6 - - - Debentures (284) (30) (539) 1 51 36 - - (765) Eurobond and others - (5) - 5 - - - - - Eurobond and others (14) (7) - - - 21 - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2017 12/31/2018 Financial assets at amortized cost (4,738) 742 (594) 2,065 - - - (74) (2,599) Corporate debt securities (4,738) 742 (594) 2,065 - - - (74) (2,599) Rural product note (148) (105) (36) 127 - - - (11) (173) Real estate receivables certificates (2,046) 447 - 1,244 - - - (6) (361) Debentures (2,522) 401 (558) 678 - - - (36) (2,037) Promissory notes (22) (5) - 16 - - - - (11) Others - 4 - - - - (21) (17) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.47

Note 10 - Loan operations and lease operations portfolio a) Composition of loans and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and financial lease by type 06/30/2019 12/31/2018 Individuals 223,661 212,564 Credit card 80,100 78,255 Personal loan 33,223 29,543 Payroll loans 49,313 46,878 Vehicles 17,205 15,920 Mortgage loans 43,820 41,968 Corporate 102,520 102,643 Micro/Small and medium companies 75,582 68,812 Foreign loans - Latin America 154,595 152,072 (1) Total Loans and financial lease operations 556,358 536,091 (2) Provision for Expected Loss (32,851) (33,509) Total loan operations and lease operations, net of allowance for Expected Credit Loss 523,507 502,582 (1) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 460 at 06/30/2019. (2) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (1,108) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2,975) (R$ (2,601) at 12/31/2018). By maturity 06/30/2019 12/31/2018 Overdue as from 1 day 20,816 19,563 Falling due up to 3 months 151,918 144,812 Falling due from 3 months to 12 months 140,274 127,805 Falling due after 1 year 243,350 243,911 Total loan operations and lease operations 556,358 536,091 By concentration 06/30/2019 12/31/2018 Largest debtor 5,244 5,193 10 largest debtors 28,982 31,564 20 largest debtors 43,915 47,433 50 largest debtors 70,664 73,358 100 largest debtors 95,878 98,675 The breakdown of the loans and financial lease portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.48 Note 10 - Loan operations and lease operations portfolio a) Composition of loans and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and financial lease by type 06/30/2019 12/31/2018 Individuals 223,661 212,564 Credit card 80,100 78,255 Personal loan 33,223 29,543 Payroll loans 49,313 46,878 Vehicles 17,205 15,920 Mortgage loans 43,820 41,968 Corporate 102,520 102,643 Micro/Small and medium companies 75,582 68,812 Foreign loans - Latin America 154,595 152,072 (1) Total Loans and financial lease operations 556,358 536,091 (2) Provision for Expected Loss (32,851) (33,509) Total loan operations and lease operations, net of allowance for Expected Credit Loss 523,507 502,582 (1) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 460 at 06/30/2019. (2) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (1,108) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2,975) (R$ (2,601) at 12/31/2018). By maturity 06/30/2019 12/31/2018 Overdue as from 1 day 20,816 19,563 Falling due up to 3 months 151,918 144,812 Falling due from 3 months to 12 months 140,274 127,805 Falling due after 1 year 243,350 243,911 Total loan operations and lease operations 556,358 536,091 By concentration 06/30/2019 12/31/2018 Largest debtor 5,244 5,193 10 largest debtors 28,982 31,564 20 largest debtors 43,915 47,433 50 largest debtors 70,664 73,358 100 largest debtors 95,878 98,675 The breakdown of the loans and financial lease portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.48

b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of Loans and Financial Lease, segregated by stages: Transfer to balance at Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2018 Stage 2 Stage 2 Stage 3 (Settlement) 06/30/2019 Stage 3 Individuals 177,488 (10,062) (896) 4,088 - - 14,444 185,062 Corporate 90,716 (406) (24) 817 7 - 1,629 92,739 Micro/Small and medium companies 57,099 (2,608) (355) 1,795 10 - 7,912 63,853 Foreign loans - Latin America 134,323 (7,876) (543) 2,766 49 - 4,588 133,307 Total 459,626 (20,952) (1,818) 9,466 66 - 28,573 474,961 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 06/30/2019 Individuals 17,029 (4,088) (3,526) 10,062 498 - (670) 19,305 Corporate 2,222 (817) (403) 406 - - (191) 1,217 Micro/Small and medium companies 5,875 (1,795) (781) 2,608 226 - 244 6,377 Foreign loans - Latin America 11,768 (2,766) (1,342) 7,876 398 - (550) 15,384 Total 36,894 (9,466) (6,052) 20,952 1,122 - (1,167) 42,283 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 06/30/2019 Individuals 18,047 - (498) 896 3,526 (4,725) 2,048 19,294 Corporate 9,705 (7) - 24 403 (1,270) (291) 8,564 Micro/Small and medium companies 5,838 (10) (226) 355 781 (1,202) (184) 5,352 Foreign loans - Latin America 5,981 (49) (398) 543 1,342 (772) (743) 5,904 Total 39,571 (66) (1,122) 1,818 6,052 (7,969) 830 39,114 balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) 06/30/2019 Individuals 212,564 (4,725) 15,822 223,661 Corporate 102,643 (1,270) 1,147 102,520 Micro/Small and medium companies 68,812 (1,202) 7,972 75,582 Foreign loans - Latin America 152,072 (772) 3,295 154,595 Total 536,091 (7,969) 28,236 556,358 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.49 b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of Loans and Financial Lease, segregated by stages: Transfer to balance at Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2018 Stage 2 Stage 2 Stage 3 (Settlement) 06/30/2019 Stage 3 Individuals 177,488 (10,062) (896) 4,088 - - 14,444 185,062 Corporate 90,716 (406) (24) 817 7 - 1,629 92,739 Micro/Small and medium companies 57,099 (2,608) (355) 1,795 10 - 7,912 63,853 Foreign loans - Latin America 134,323 (7,876) (543) 2,766 49 - 4,588 133,307 Total 459,626 (20,952) (1,818) 9,466 66 - 28,573 474,961 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 06/30/2019 Individuals 17,029 (4,088) (3,526) 10,062 498 - (670) 19,305 Corporate 2,222 (817) (403) 406 - - (191) 1,217 Micro/Small and medium companies 5,875 (1,795) (781) 2,608 226 - 244 6,377 Foreign loans - Latin America 11,768 (2,766) (1,342) 7,876 398 - (550) 15,384 Total 36,894 (9,466) (6,052) 20,952 1,122 - (1,167) 42,283 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 06/30/2019 Individuals 18,047 - (498) 896 3,526 (4,725) 2,048 19,294 Corporate 9,705 (7) - 24 403 (1,270) (291) 8,564 Micro/Small and medium companies 5,838 (10) (226) 355 781 (1,202) (184) 5,352 Foreign loans - Latin America 5,981 (49) (398) 543 1,342 (772) (743) 5,904 Total 39,571 (66) (1,122) 1,818 6,052 (7,969) 830 39,114 balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) 06/30/2019 Individuals 212,564 (4,725) 15,822 223,661 Corporate 102,643 (1,270) 1,147 102,520 Micro/Small and medium companies 68,812 (1,202) 7,972 75,582 Foreign loans - Latin America 152,072 (772) 3,295 154,595 Total 536,091 (7,969) 28,236 556,358 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.49

Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 balance at Derecognition (*) Stage 2 Stage 3 Stage 2 Stage 3 (Settlement) 12/31/2018 12/31/2017 Individuals 161,364 (15,847) (1,921) 5,820 - - 28,072 177,488 Corporate 91,442 (726) (137) 1,629 113 - (1,605) 90,716 Micro/Small and medium companies 47,132 (4,891) (742) 2,849 22 - 12,729 57,099 Foreign loans - Latin America 117,448 (10,913) (1,261) 9,691 132 - 19,226 134,323 Total 417,386 (32,377) (4,061) 19,989 267 - 58,422 459,626 Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 balance at Derecognition Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 12/31/2018 12/31/2017 Individuals 13,032 (5,820) (7,796) 15,847 1,018 - 748 17,029 Corporate 3,833 (1,629) (1,032) 726 1,347 - (1,023) 2,222 Micro/Small and medium companies 6,001 (2,849) (1,610) 4,891 505 - (1,063) 5,875 Foreign loans - Latin America 13,028 (9,691) (3,025) 10,913 1,002 - (459) 11,768 Total 35,894 (19,989) (13,463) 32,377 3,872 - (1,797) 36,894 Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 balance at Derecognition Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 12/31/2018 12/31/2017 Individuals 18,989 - (1,018) 1,921 7,796 (8,520) (1,121) 18,047 Corporate 12,372 (113) (1,347) 137 1,032 (1,172) (1,204) 9,705 Micro/Small and medium companies 7,157 (22) (505) 742 1,610 (2,471) (673) 5,838 Foreign loans - Latin America 5,921 (132) (1,002) 1,261 3,025 (1,384) (1,708) 5,981 Total 44,439 (267) (3,872) 4,061 13,463 (13,547) (4,706) 39,571 Beginning Acquisition / Closing balance at Consolidated 3 Stages balance at Derecognition (Settlement) 12/31/2018 12/31/2017 Individuals 193,385 (8,520) 27,699 212,564 Corporate 107,647 (1,172) (3,832) 102,643 Micro/Small and medium companies 60,290 (2,471) 10,993 68,812 Foreign loans - Latin America 136,397 (1,384) 17,059 152,072 Total 497,719 (13,547) 51,919 536,091 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.50 Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 balance at Derecognition (*) Stage 2 Stage 3 Stage 2 Stage 3 (Settlement) 12/31/2018 12/31/2017 Individuals 161,364 (15,847) (1,921) 5,820 - - 28,072 177,488 Corporate 91,442 (726) (137) 1,629 113 - (1,605) 90,716 Micro/Small and medium companies 47,132 (4,891) (742) 2,849 22 - 12,729 57,099 Foreign loans - Latin America 117,448 (10,913) (1,261) 9,691 132 - 19,226 134,323 Total 417,386 (32,377) (4,061) 19,989 267 - 58,422 459,626 Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 balance at Derecognition Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 12/31/2018 12/31/2017 Individuals 13,032 (5,820) (7,796) 15,847 1,018 - 748 17,029 Corporate 3,833 (1,629) (1,032) 726 1,347 - (1,023) 2,222 Micro/Small and medium companies 6,001 (2,849) (1,610) 4,891 505 - (1,063) 5,875 Foreign loans - Latin America 13,028 (9,691) (3,025) 10,913 1,002 - (459) 11,768 Total 35,894 (19,989) (13,463) 32,377 3,872 - (1,797) 36,894 Beginning Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 balance at Derecognition Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 12/31/2018 12/31/2017 Individuals 18,989 - (1,018) 1,921 7,796 (8,520) (1,121) 18,047 Corporate 12,372 (113) (1,347) 137 1,032 (1,172) (1,204) 9,705 Micro/Small and medium companies 7,157 (22) (505) 742 1,610 (2,471) (673) 5,838 Foreign loans - Latin America 5,921 (132) (1,002) 1,261 3,025 (1,384) (1,708) 5,981 Total 44,439 (267) (3,872) 4,061 13,463 (13,547) (4,706) 39,571 Beginning Acquisition / Closing balance at Consolidated 3 Stages balance at Derecognition (Settlement) 12/31/2018 12/31/2017 Individuals 193,385 (8,520) 27,699 212,564 Corporate 107,647 (1,172) (3,832) 102,643 Micro/Small and medium companies 60,290 (2,471) 10,993 68,812 Foreign loans - Latin America 136,397 (1,384) 17,059 152,072 Total 497,719 (13,547) 51,919 536,091 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.50

c) Expected credit loss Reconciliation of expected loans and financial lease, segregated by stages: Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 06/30/2019 Individuals (3,892) 428 138 (129) - - (921) (4,376) Corporate (531) 56 - (159) - - 300 (334) Micro/Small and medium companies (1,112) 107 30 (75) (1) - (134) (1,185) Foreign loans - Latin America (1,396) 176 9 (81) (26) - 118 (1,200) Total (6,931) 767 177 (444) (27) - (637) (7,095) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 06/30/2019 Individuals (2,116) 129 1,459 (428) (75) - (1,539) (2,570) Corporate (595) 159 81 (56) - - 16 (395) Micro/Small and medium companies (557) 75 212 (107) (66) - (174) (617) Foreign loans - Latin America (1,183) 81 201 (176) (165) - (329) (1,571) Total (4,451) 444 1,953 (767) (306) - (2,026) (5,153) Closing balance at Transferência Transferência Transferência Transferência Constituição / Stage 3 Derecognition balance at 12/31/2018 para Estágio 1 para Estágio 2 do Estágio 1 do Estágio 2 (Reversão) 06/30/2019 Individuals (8,417) - 75 (138) (1,459) 4,725 (3,896) (9,110) Corporate (8,241) - - - (81) 1,270 670 (6,382) Micro/Small and medium companies (2,863) 1 66 (30) (212) 1,202 (726) (2,562) Foreign loans - Latin America (2,606) 26 165 (9) (201) 772 (696) (2,549) Total (22,127) 27 306 (177) (1,953) 7,969 (4,648) (20,603) Closing balance at Net increase / balance at Consolidated 3 Stages Derecognition (2) 12/31/2018 (Reversal) (3) 06/30/2019 Individuals (14,425) 4,725 (6,356) (16,056) Corporate (9,367) 1,270 986 (7,111) Micro/Small and medium companies (4,532) 1,202 (1,034) (4,364) Foreign loans - Latin America (5,185) 772 (907) (5,320) Total (33,509) 7,969 (7,311) (32,851) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) The change in the macroeconomic scenarios used generated, in Q2, a reversal of the provision for Expected Loss in the amount of R$ 47; (3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,108) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2,975) (R$ (2,601) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.51 c) Expected credit loss Reconciliation of expected loans and financial lease, segregated by stages: Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 06/30/2019 Individuals (3,892) 428 138 (129) - - (921) (4,376) Corporate (531) 56 - (159) - - 300 (334) Micro/Small and medium companies (1,112) 107 30 (75) (1) - (134) (1,185) Foreign loans - Latin America (1,396) 176 9 (81) (26) - 118 (1,200) Total (6,931) 767 177 (444) (27) - (637) (7,095) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 06/30/2019 Individuals (2,116) 129 1,459 (428) (75) - (1,539) (2,570) Corporate (595) 159 81 (56) - - 16 (395) Micro/Small and medium companies (557) 75 212 (107) (66) - (174) (617) Foreign loans - Latin America (1,183) 81 201 (176) (165) - (329) (1,571) Total (4,451) 444 1,953 (767) (306) - (2,026) (5,153) Closing balance at Transferência Transferência Transferência Transferência Constituição / Stage 3 Derecognition balance at 12/31/2018 para Estágio 1 para Estágio 2 do Estágio 1 do Estágio 2 (Reversão) 06/30/2019 Individuals (8,417) - 75 (138) (1,459) 4,725 (3,896) (9,110) Corporate (8,241) - - - (81) 1,270 670 (6,382) Micro/Small and medium companies (2,863) 1 66 (30) (212) 1,202 (726) (2,562) Foreign loans - Latin America (2,606) 26 165 (9) (201) 772 (696) (2,549) Total (22,127) 27 306 (177) (1,953) 7,969 (4,648) (20,603) Closing balance at Net increase / balance at Consolidated 3 Stages Derecognition (2) 12/31/2018 (Reversal) (3) 06/30/2019 Individuals (14,425) 4,725 (6,356) (16,056) Corporate (9,367) 1,270 986 (7,111) Micro/Small and medium companies (4,532) 1,202 (1,034) (4,364) Foreign loans - Latin America (5,185) 772 (907) (5,320) Total (33,509) 7,969 (7,311) (32,851) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) The change in the macroeconomic scenarios used generated, in Q2, a reversal of the provision for Expected Loss in the amount of R$ 47; (3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,108) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2,975) (R$ (2,601) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.51

Reconciliation of expected loans and financial lease, segregated by stages: Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2017 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 12/31/2018 Individuals (3 ,834) 708 313 (388) - - (691) (3,892) Corporate (4 51) 7 1 (259) (85) - 256 (531) Micro/Small and medium companies (1 ,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1 ,013) 142 20 (659) (45) - 159 (1,396) Total (6 ,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 12/31/2018 Individuals (2 ,209) 388 3,258 (708) (145) - (2,700) (2,116) Corporate (1 ,174) 259 193 (7) (147) - 281 (595) Micro/Small and medium companies (7 01) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1 ,223) 659 406 (142) (405) - (478) (1,183) Total (5 ,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 12/31/2018 Individuals (8 ,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Micro/Small and medium companies (3 ,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (2 4,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing balance at Net increase / Consolidated 3 Stages Derecognition balance at 12/31/2017 (Reversal) (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Corporate (11,452) 1,172 913 (9,367) Micro/Small and medium companies (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). 0 d) Lease operations - Lessor Financial leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 06/30/2019 Payments Future financial Present receivable income value Current 1,539 (408) 1,131 Up to 1 year 1,539 (408) 1,131 9,122 (2,692) 6,430 Non-current From 1 to 2 years 1,195 (452) 743 From 2 to 3 years 918 (379) 539 From 3 to 4 years 721 (318) 403 784 From 4 to 5 years (298) 486 Over 5 years 5,504 (1,245) 4,259 Total 10,661 (3,100) 7,561 Financial lease revenues are composed of: 01/01 to 06/30/2019 305 Financial Income Variable payments 17 Total 322 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.52 Reconciliation of expected loans and financial lease, segregated by stages: Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2017 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 12/31/2018 Individuals (3 ,834) 708 313 (388) - - (691) (3,892) Corporate (4 51) 7 1 (259) (85) - 256 (531) Micro/Small and medium companies (1 ,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1 ,013) 142 20 (659) (45) - 159 (1,396) Total (6 ,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 12/31/2018 Individuals (2 ,209) 388 3,258 (708) (145) - (2,700) (2,116) Corporate (1 ,174) 259 193 (7) (147) - 281 (595) Micro/Small and medium companies (7 01) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1 ,223) 659 406 (142) (405) - (478) (1,183) Total (5 ,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 12/31/2018 Individuals (8 ,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Micro/Small and medium companies (3 ,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (2 4,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing balance at Net increase / Consolidated 3 Stages Derecognition balance at 12/31/2017 (Reversal) (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Corporate (11,452) 1,172 913 (9,367) Micro/Small and medium companies (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). 0 d) Lease operations - Lessor Financial leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 06/30/2019 Payments Future financial Present receivable income value Current 1,539 (408) 1,131 Up to 1 year 1,539 (408) 1,131 9,122 (2,692) 6,430 Non-current From 1 to 2 years 1,195 (452) 743 From 2 to 3 years 918 (379) 539 From 3 to 4 years 721 (318) 403 784 From 4 to 5 years (298) 486 Over 5 years 5,504 (1,245) 4,259 Total 10,661 (3,100) 7,561 Financial lease revenues are composed of: 01/01 to 06/30/2019 305 Financial Income Variable payments 17 Total 322 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.52

e) Operations of securitization or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 06/30/2019 12/31/2018 (*) (*) Assets Assets Liabilities Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 1,703 1,741 1,696 1,731 1,941 1,925 1,939 1,920 Working capital 1,790 1,790 1,755 1,755 2,140 2,140 2,128 2,128 Other 3 3 - - 4 4 Total 3,493 3,531 3,454 3,489 4,081 4,065 4,071 4,052 (*) Under Interbank Market Debt. From January 1 to June 30, 2019, there were no transactions for transfer of financial assets without retention of risks and benefits. The effect from January 1 to June 30, 2018 was R$ 53, net of Provision for Expected Loss (R$ 12 de 01/01 a 06/30/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.53 e) Operations of securitization or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 06/30/2019 12/31/2018 (*) (*) Assets Assets Liabilities Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 1,703 1,741 1,696 1,731 1,941 1,925 1,939 1,920 Working capital 1,790 1,790 1,755 1,755 2,140 2,140 2,128 2,128 Other 3 3 - - 4 4 Total 3,493 3,531 3,454 3,489 4,081 4,065 4,071 4,052 (*) Under Interbank Market Debt. From January 1 to June 30, 2019, there were no transactions for transfer of financial assets without retention of risks and benefits. The effect from January 1 to June 30, 2018 was R$ 53, net of Provision for Expected Loss (R$ 12 de 01/01 a 06/30/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.53

Note 11 - Investments in associates and joint ventures a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING: 06/30/2019 Equity in Other comprehensive Total comprehensive Investment earnings income Income (a) Associates 12,104 633 3 636 (b) Joint ventures 214 (56) - (56) Total 12,318 577 3 580 12/31/2018 06/30/2018 Equity in Other comprehensive Total comprehensive Investment earnings income Income (a) Associates 11,802 330 (14) 316 (b) Joint ventures 217 (40) - (40) Total 12,019 290 (14) 276 (a) At 06/30/2019, this includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital; 49.90% total capital and 30.06% voting capital at 12/31/2018); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11.20% total capital and 11.20% voting capital; 11.20% total capital and 11.20% voting capital at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (32.37% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018). (b) At 06/30/2019, this includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companie's net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.54 Note 11 - Investments in associates and joint ventures a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING: 06/30/2019 Equity in Other comprehensive Total comprehensive Investment earnings income Income (a) Associates 12,104 633 3 636 (b) Joint ventures 214 (56) - (56) Total 12,318 577 3 580 12/31/2018 06/30/2018 Equity in Other comprehensive Total comprehensive Investment earnings income Income (a) Associates 11,802 330 (14) 316 (b) Joint ventures 217 (40) - (40) Total 12,019 290 (14) 276 (a) At 06/30/2019, this includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital; 49.90% total capital and 30.06% voting capital at 12/31/2018); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11.20% total capital and 11.20% voting capital; 11.20% total capital and 11.20% voting capital at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (32.37% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018). (b) At 06/30/2019, this includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companie's net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.54

Note 12 – Lease commitments - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended June 30, 2019, total cash outflow with lease amounted to R$ 743. Lease agreements in the amount of R$ 171 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 06/30/2019 Current 908 Up to 1 year 908 Non-current 4,199 From 1 to 5 years 2,276 Over 5 years 1,923 Total future minimum payments 5,107 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 06/30/2019 Sublease revenue 11 Depreciation expenses (534) Interest expenses (164) Lease expense for low value assets (38) Variable expenses not include in lease liabilities (41) Total (766) In the period from January 1 to June 30, 2019, there was an impairment adjustment of R$ (113), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.55 Note 12 – Lease commitments - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended June 30, 2019, total cash outflow with lease amounted to R$ 743. Lease agreements in the amount of R$ 171 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 06/30/2019 Current 908 Up to 1 year 908 Non-current 4,199 From 1 to 5 years 2,276 Over 5 years 1,923 Total future minimum payments 5,107 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 06/30/2019 Sublease revenue 11 Depreciation expenses (534) Interest expenses (164) Lease expense for low value assets (38) Variable expenses not include in lease liabilities (41) Total (766) In the period from January 1 to June 30, 2019, there was an impairment adjustment of R$ (113), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.55

Note 13 - Fixed assets Real estate for use Other fixed assets for use Fixed assets Other Furniture and (1) Fixed Assets for use under Installations Data processing (communication, Total Land Buildings Improvements equipment for (2) construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 201 5 1 14 2 31 475 40 769 Disposal - (2) (6) (15) (1) (1) (80) - (105) Exchange variation (2) (1) 1 (7) (2) (11) (47) (1) (70) Transfers (68) - 5 52 11 - - - - (3) Other (25) - (172) 8 (279) 16 (7) 1 (458) Balance at 06/30/2019 662 1,086 2,940 2,539 1,719 1,244 9,669 1,293 21,152 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Depreciation expenses - - (39) (87) (69) (44) (492) (62) (793) Disposal - - 3 8 - 1 60 - 72 Exchange variation - - 1 19 3 10 15 - 48 (3) Other - - 161 (11) 267 (13) 78 (1) 481 Balance at 06/30/2019 - - (1,803) (1,741) (1,089) (880) (7,467) (926) (13,906) Impairment Balance at 12/31/2018 - - - - - - - - - Additions/ assumptions - - - - - - - - - Reversals - - - - - - - - - Balance at 06/30/2019 - - - - - - - - - Book value Balance at 06/30/2019 662 1,086 1,137 798 630 364 2,202 367 7,246 (1) The contractual commitments for purchase of the fixed assets totaled R$ 1 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (3) Includes the total amount of R$ 51 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.56 Note 13 - Fixed assets Real estate for use Other fixed assets for use Fixed assets Other Furniture and (1) Fixed Assets for use under Installations Data processing (communication, Total Land Buildings Improvements equipment for (2) construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 201 5 1 14 2 31 475 40 769 Disposal - (2) (6) (15) (1) (1) (80) - (105) Exchange variation (2) (1) 1 (7) (2) (11) (47) (1) (70) Transfers (68) - 5 52 11 - - - - (3) Other (25) - (172) 8 (279) 16 (7) 1 (458) Balance at 06/30/2019 662 1,086 2,940 2,539 1,719 1,244 9,669 1,293 21,152 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Depreciation expenses - - (39) (87) (69) (44) (492) (62) (793) Disposal - - 3 8 - 1 60 - 72 Exchange variation - - 1 19 3 10 15 - 48 (3) Other - - 161 (11) 267 (13) 78 (1) 481 Balance at 06/30/2019 - - (1,803) (1,741) (1,089) (880) (7,467) (926) (13,906) Impairment Balance at 12/31/2018 - - - - - - - - - Additions/ assumptions - - - - - - - - - Reversals - - - - - - - - - Balance at 06/30/2019 - - - - - - - - - Book value Balance at 06/30/2019 662 1,086 1,137 798 630 364 2,202 367 7,246 (1) The contractual commitments for purchase of the fixed assets totaled R$ 1 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (3) Includes the total amount of R$ 51 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.56

(2) (2) Real estate for use Other fixed assets for use Fixed assets Other Furniture and (1) under Data processing Total Fixed Assets for use Installations (communication, Land Buildings Improvements equipment for (3) construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2017 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Acquisitions 474 - - 35 22 59 764 129 1,483 Disposal - (13) (103) (45) (13) (16) (264) (30) (484) Exchange variation 3 6 (2) 42 (8) (5) (12) 4 28 Transfers (289) - 66 122 39 - 62 - - (5) Other 1 47 43 129 (7) 19 99 2 333 Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Depreciation Balance at 12/31/2017 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Depreciation expenses - - (80) (183) (155) (97) (909) (121) (1,545) Disposal - - 24 32 5 11 236 29 337 Exchange variation - - 14 (24) 12 20 (5) (3) 14 (5) Other - - 6 (120) (1) (53) (39) (16) (223) Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Book value (4) Balance at 12/31/2018 556 1,084 1,182 817 698 375 2,200 390 7,302 (1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes the amount of R$ 3 related to pledged real property. (3) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. (5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.57 (2) (2) Real estate for use Other fixed assets for use Fixed assets Other Furniture and (1) under Data processing Total Fixed Assets for use Installations (communication, Land Buildings Improvements equipment for (3) construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2017 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Acquisitions 474 - - 35 22 59 764 129 1,483 Disposal - (13) (103) (45) (13) (16) (264) (30) (484) Exchange variation 3 6 (2) 42 (8) (5) (12) 4 28 Transfers (289) - 66 122 39 - 62 - - (5) Other 1 47 43 129 (7) 19 99 2 333 Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Depreciation Balance at 12/31/2017 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Depreciation expenses - - (80) (183) (155) (97) (909) (121) (1,545) Disposal - - 24 32 5 11 236 29 337 Exchange variation - - 14 (24) 12 20 (5) (3) 14 (5) Other - - 6 (120) (1) (53) (39) (16) (223) Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Book value (4) Balance at 12/31/2018 556 1,084 1,182 817 698 375 2,200 390 7,302 (1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes the amount of R$ 3 related to pledged real property. (3) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. (5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.57

Note 14 - Goodwill and Intangible assets (1) Intangible assets Goodwill and Association for the intangible from Other intangible Total promotion and offer Internally developed Software Acquired (2) acquisition of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - - 456 501 242 1,199 Rescissions / derecognition (26) - (77) - (84) (187) Exchange variation 65 2 4 - (2) 69 (4) Other (5) 8 48 - 21 72 Balance at 06/30/2019 11,498 2,539 5,678 5,030 2,537 27,282 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) (3) Amortization expense - (108) (324) (337) (156) (925) Rescissions / derecognition 26 - 22 - 84 132 Exchange variation - - 2 - 4 6 (4) Other - (4) (89) - (11) (104) Balance at 06/30/2019 - (979) (2,890) (2,160) (1,094) (7,123) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Increase - - - - - - Exchange variation - - 59 - - 59 Balance at 06/30/2019 - - (166) (343) - (509) Book value Balance at 06/30/2019 11,498 1,560 2,622 2,527 1,443 19,650 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 455 achievable by 2020; (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (249) (R$ (219) from 01/01 to 06/30/2018) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 5 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.58 Note 14 - Goodwill and Intangible assets (1) Intangible assets Goodwill and Association for the intangible from Other intangible Total promotion and offer Internally developed Software Acquired (2) acquisition of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - - 456 501 242 1,199 Rescissions / derecognition (26) - (77) - (84) (187) Exchange variation 65 2 4 - (2) 69 (4) Other (5) 8 48 - 21 72 Balance at 06/30/2019 11,498 2,539 5,678 5,030 2,537 27,282 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) (3) Amortization expense - (108) (324) (337) (156) (925) Rescissions / derecognition 26 - 22 - 84 132 Exchange variation - - 2 - 4 6 (4) Other - (4) (89) - (11) (104) Balance at 06/30/2019 - (979) (2,890) (2,160) (1,094) (7,123) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Increase - - - - - - Exchange variation - - 59 - - 59 Balance at 06/30/2019 - - (166) (343) - (509) Book value Balance at 06/30/2019 11,498 1,560 2,622 2,527 1,443 19,650 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 455 achievable by 2020; (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (249) (R$ (219) from 01/01 to 06/30/2018) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 5 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.58

(1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired acquisition (2) of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2017 11,162 2,452 4,571 4,353 2,161 24,699 Acquisitions 8 1 646 318 408 1,381 Rescissions / derecognition - (27) (312) (189) (210) (738) Exchange variation 560 47 205 - (4) 808 (4) Other (266) 56 137 47 5 (21) Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Amortization Balance at 12/31/2017 (23) (647) (1,998) (1,267) (984) (4,919) (3) Amortization expense - (223) (596) (697) (261) (1,777) Rescissions / derecognition - 27 312 154 210 703 Exchange variation - (141) (152) - 16 (277) (4) Other (3) 117 (67) (13) 4 38 Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Impairment (Note 2.4h) Balance at 12/31/2017 - - (54) (343) - (397) Incresase - - (167) - - (167) Exchange variation - - (4) - - (4) Balance at 12/31/2018 - - (225) (343) - (568) Book value Balance at 12/31/2018 11,438 1,662 2,521 2,363 1,345 19,329 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020; (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.59 (1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired acquisition (2) of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2017 11,162 2,452 4,571 4,353 2,161 24,699 Acquisitions 8 1 646 318 408 1,381 Rescissions / derecognition - (27) (312) (189) (210) (738) Exchange variation 560 47 205 - (4) 808 (4) Other (266) 56 137 47 5 (21) Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Amortization Balance at 12/31/2017 (23) (647) (1,998) (1,267) (984) (4,919) (3) Amortization expense - (223) (596) (697) (261) (1,777) Rescissions / derecognition - 27 312 154 210 703 Exchange variation - (141) (152) - 16 (277) (4) Other (3) 117 (67) (13) 4 38 Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Impairment (Note 2.4h) Balance at 12/31/2017 - - (54) (343) - (397) Incresase - - (167) - - (167) Exchange variation - - (4) - - (4) Balance at 12/31/2018 - - (225) (343) - (568) Book value Balance at 12/31/2018 11,438 1,662 2,521 2,363 1,345 19,329 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020; (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.59

Note 15 - Deposits 06/30/2019 12/31/2018 Current Non-current Total Current Non-current Total Interest-bearing deposits 242,470 147,434 389,904 235,248 155,592 390,840 Time deposits 103,316 147,206 250,522 95,914 155,386 251,300 Interbank 1,586 228 1,814 2,469 206 2,675 Savings deposits 137,568 - 137,568 136,865 - 136,865 Non-interest bearing deposits 73,355 - 73,355 72,584 - 72,584 Demand deposits 73,352 - 73,352 72,581 - 72,581 Others Deposits 3 - 3 3 - 3 Total 315,825 147,434 463,259 307,832 155,592 463,424 Note 16 – Financial liabilities designated at fair value through profit or loss 06/30/2019 12/31/2018 Current Non-current Total Current Non-current Total Structured notes Shares 19 2 21 31 9 40 Debt securities 16 155 171 6 146 152 Total 35 157 192 37 155 192 The effect of credit risk of these instruments is not significant at 06/30/2019 and 12/31/2018. Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.60 Note 15 - Deposits 06/30/2019 12/31/2018 Current Non-current Total Current Non-current Total Interest-bearing deposits 242,470 147,434 389,904 235,248 155,592 390,840 Time deposits 103,316 147,206 250,522 95,914 155,386 251,300 Interbank 1,586 228 1,814 2,469 206 2,675 Savings deposits 137,568 - 137,568 136,865 - 136,865 Non-interest bearing deposits 73,355 - 73,355 72,584 - 72,584 Demand deposits 73,352 - 73,352 72,581 - 72,581 Others Deposits 3 - 3 3 - 3 Total 315,825 147,434 463,259 307,832 155,592 463,424 Note 16 – Financial liabilities designated at fair value through profit or loss 06/30/2019 12/31/2018 Current Non-current Total Current Non-current Total Structured notes Shares 19 2 21 31 9 40 Debt securities 16 155 171 6 146 152 Total 35 157 192 37 155 192 The effect of credit risk of these instruments is not significant at 06/30/2019 and 12/31/2018. Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.60

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 06/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collteral 49,826 4,371 54,197 71,231 6,420 77,651 Government securities 5.0% to 6.4% 32,376 - 32,376 46,676 4 46,680 Corporate securities 35% of CDI to 100% of CDI 9,976 - 9,976 9,051 - 9,051 Own issue 67.50% of CDI to 16.93% 6,307 4,120 10,427 15,156 6,261 21,417 Foreign 0.20% to 44.83% 1,167 251 1,418 348 155 503 Assets received as collateral 5.6% to 6.4% 187,692 - 187,692 172,953 - 172,953 Right to sell or repledge the collateral 2.0% to 10.0% 9,983 46,209 56,192 27,337 52,296 79,633 Total 247,501 50,580 298,081 271,521 58,716 330,237 b) Interbank market funds 06/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills IPCA + 2.40% to 17.68% 18,568 25,891 44,459 9,139 28,789 37,928 Real state credit bills 4.96% to 12.22% 9,791 805 10,596 6,465 3,081 9,546 Agribusiness credit bills 70% of CDI to 15% 14,639 6,120 20,759 9,586 8,427 18,013 Guaranteed real state notes 96% of CDI - 1,617 1,617 - 1,227 1,227 Import and export financing 0.50% to 10.23% 50,450 7,482 57,932 42,685 7,365 50,050 On-lending - domestic 0.50% to 18.92% 5,840 8,775 14,615 5,301 12,605 17,906 Total 99,288 50,690 149,978 73,176 61,494 134,670 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market funds 06/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt LIBOR to IGPM + 4.63% 3,952 48,016 51,968 343 48,970 49,313 Obligations on securities abroad (2.05)% to 30.13% 16,281 30,045 46,326 6,232 35,631 41,863 (2) Raisings through Structured Operations Certificates 3.80% to 11.12% 515 877 1,392 1,949 849 2,798 Total 20,748 78,938 99,686 8,524 85,450 93,974 (1) At 06/30/2019, the amount of R$ 34,915 (R$ 35,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, of March 01, 2013. (2) At 06/30/2019, the market value of raisings through Structured Operations Certificates issued is R$ 1,491 (R$ 2,902 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.61 Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 06/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collteral 49,826 4,371 54,197 71,231 6,420 77,651 Government securities 5.0% to 6.4% 32,376 - 32,376 46,676 4 46,680 Corporate securities 35% of CDI to 100% of CDI 9,976 - 9,976 9,051 - 9,051 Own issue 67.50% of CDI to 16.93% 6,307 4,120 10,427 15,156 6,261 21,417 Foreign 0.20% to 44.83% 1,167 251 1,418 348 155 503 Assets received as collateral 5.6% to 6.4% 187,692 - 187,692 172,953 - 172,953 Right to sell or repledge the collateral 2.0% to 10.0% 9,983 46,209 56,192 27,337 52,296 79,633 Total 247,501 50,580 298,081 271,521 58,716 330,237 b) Interbank market funds 06/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills IPCA + 2.40% to 17.68% 18,568 25,891 44,459 9,139 28,789 37,928 Real state credit bills 4.96% to 12.22% 9,791 805 10,596 6,465 3,081 9,546 Agribusiness credit bills 70% of CDI to 15% 14,639 6,120 20,759 9,586 8,427 18,013 Guaranteed real state notes 96% of CDI - 1,617 1,617 - 1,227 1,227 Import and export financing 0.50% to 10.23% 50,450 7,482 57,932 42,685 7,365 50,050 On-lending - domestic 0.50% to 18.92% 5,840 8,775 14,615 5,301 12,605 17,906 Total 99,288 50,690 149,978 73,176 61,494 134,670 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market funds 06/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt LIBOR to IGPM + 4.63% 3,952 48,016 51,968 343 48,970 49,313 Obligations on securities abroad (2.05)% to 30.13% 16,281 30,045 46,326 6,232 35,631 41,863 (2) Raisings through Structured Operations Certificates 3.80% to 11.12% 515 877 1,392 1,949 849 2,798 Total 20,748 78,938 99,686 8,524 85,450 93,974 (1) At 06/30/2019, the amount of R$ 34,915 (R$ 35,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, of March 01, 2013. (2) At 06/30/2019, the market value of raisings through Structured Operations Certificates issued is R$ 1,491 (R$ 2,902 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.61

Note 18 - Other assets and liabilities a) Other assets 06/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 65,787 14,024 79,811 62,390 12,700 75,090 Receivables from credit card issuers 37,384 - 37,384 36,491 - 36,491 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29) 1,575 12,817 14,392 1,455 12,079 13,534 Trading and intermediation of securities 17,406 701 18,107 15,400 255 15,655 Income receivable 3,021 11 3,032 3,155 5 3,160 Credit of Operations without credit granting characteristics, net amount 3,432 5 3,437 3,021 4 3,025 Insurance and reinsurance operations 805 490 1,295 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 1,023 - 1,023 999 - 999 Deposits in guarantee of fund raisings abroad 1,141 - 1,141 970 1 971 Non-financial 14,362 1,088 15,450 7,969 1,313 9,282 Sundry foreign 938 10 948 995 9 1,004 Prepaid expenses 3,000 351 3,351 2,642 546 3,188 Sundry domestic 3,060 13 3,073 1,579 27 1,606 Asets of post-employment benefits plans (Note 26e) - 714 714 - 731 731 Lease right-of-use 4,889 - 4,889 - - - Other 2,475 - 2,475 2,753 - 2,753 b) Other liabilities 06/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 96,927 5,927 102,854 95,639 1,790 97,429 Credit card operations 78,532 - 78,532 78,803 - 78,803 Trading and intermediation of securities 10,561 162 10,723 9,167 172 9,339 Foreign exchange portfolio 1,221 - 1,221 634 - 634 Finance leases (Note 12) 908 4,199 5,107 - - - Other 5,705 1,566 7,271 7,035 1,618 8,653 Non-financial 34,474 1,217 35,691 24,931 1,079 26,010 Funds in transit 12,435 21 12,456 10,015 27 10,042 Charging and collection and payment of taxes and contributions 5,274 - 5,274 476 - 476 Social and statutory 5,229 27 5,256 4,085 23 4,108 Deferred income 2,636 - 2,636 2,530 - 2,530 Sundry creditors - domestic 2,759 213 2,972 2,310 188 2,498 Personnel provision 1,924 67 1,991 1,606 63 1,669 Provision for sundry payments 2,114 70 2,184 1,670 81 1,751 Obligations on official agreements and rendering of payment services 1,009 - 1,009 1,155 - 1,155 Liabilities from post-employment benefits plans (Note 26e) - 819 819 - 697 697 Other 1,094 - 1,094 1,084 - 1,084 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.62 Note 18 - Other assets and liabilities a) Other assets 06/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 65,787 14,024 79,811 62,390 12,700 75,090 Receivables from credit card issuers 37,384 - 37,384 36,491 - 36,491 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29) 1,575 12,817 14,392 1,455 12,079 13,534 Trading and intermediation of securities 17,406 701 18,107 15,400 255 15,655 Income receivable 3,021 11 3,032 3,155 5 3,160 Credit of Operations without credit granting characteristics, net amount 3,432 5 3,437 3,021 4 3,025 Insurance and reinsurance operations 805 490 1,295 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 1,023 - 1,023 999 - 999 Deposits in guarantee of fund raisings abroad 1,141 - 1,141 970 1 971 Non-financial 14,362 1,088 15,450 7,969 1,313 9,282 Sundry foreign 938 10 948 995 9 1,004 Prepaid expenses 3,000 351 3,351 2,642 546 3,188 Sundry domestic 3,060 13 3,073 1,579 27 1,606 Asets of post-employment benefits plans (Note 26e) - 714 714 - 731 731 Lease right-of-use 4,889 - 4,889 - - - Other 2,475 - 2,475 2,753 - 2,753 b) Other liabilities 06/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 96,927 5,927 102,854 95,639 1,790 97,429 Credit card operations 78,532 - 78,532 78,803 - 78,803 Trading and intermediation of securities 10,561 162 10,723 9,167 172 9,339 Foreign exchange portfolio 1,221 - 1,221 634 - 634 Finance leases (Note 12) 908 4,199 5,107 - - - Other 5,705 1,566 7,271 7,035 1,618 8,653 Non-financial 34,474 1,217 35,691 24,931 1,079 26,010 Funds in transit 12,435 21 12,456 10,015 27 10,042 Charging and collection and payment of taxes and contributions 5,274 - 5,274 476 - 476 Social and statutory 5,229 27 5,256 4,085 23 4,108 Deferred income 2,636 - 2,636 2,530 - 2,530 Sundry creditors - domestic 2,759 213 2,972 2,310 188 2,498 Personnel provision 1,924 67 1,991 1,606 63 1,669 Provision for sundry payments 2,114 70 2,184 1,670 81 1,751 Obligations on official agreements and rendering of payment services 1,009 - 1,009 1,155 - 1,155 Liabilities from post-employment benefits plans (Note 26e) - 819 819 - 697 697 Other 1,094 - 1,094 1,084 - 1,084 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.62

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of transfer of control, for inclusion in a public offering of shares, assuring them of a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. Meetings of the Board of Directors held on 02/22/2018, approved the cancellation of 14,424,206 of common shares of own issue and held in treasury, with no change in capital, by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting (EGM) held on July 27, 2018 approved a 50% split in the Company's capital and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for easier comparability, the number of shares shown in this item are post-split. A breakdown and changes in paid-in capital at the beginning and end of the period are shown below: 06/30/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372 9 7,148 Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9 ,804,135,348 Shares of capital stock at 06/30/2019 4 ,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148 Residents in Brazil at 06/30/2019 4,929,949,379 1 ,689,709,446 6 ,619,658,825 6 5,593 Residents abroad at 06/30/2019 28,340,980 3 ,156,135,543 3 ,184,476,523 3 1,555 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Result from delivery of treasury shares - (22,732,346) (22,732,346) 495 (1) Treasury shares at 06/30/2019 - 6 0,882,080 6 0,882,080 (1,325) Outstanding shares at 06/30/2019 4 ,958,290,359 4 ,784,962,909 9 ,743,253,268 Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2,135,149,591 3 1,666 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6,550,514,438 9 7,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148 Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3,267,003,862 3 2,372 (1) Treasury shares at 12/31/2017 14,424,206 7 1,459,714 85,883,920 (2,743) Purchase of shares - 1 3,100,000 13,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result from delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) Outstanding shares at 12/31/2017 4,958,290,359 4 ,738,655,417 9,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.63 Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of transfer of control, for inclusion in a public offering of shares, assuring them of a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. Meetings of the Board of Directors held on 02/22/2018, approved the cancellation of 14,424,206 of common shares of own issue and held in treasury, with no change in capital, by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting (EGM) held on July 27, 2018 approved a 50% split in the Company's capital and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for easier comparability, the number of shares shown in this item are post-split. A breakdown and changes in paid-in capital at the beginning and end of the period are shown below: 06/30/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372 9 7,148 Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9 ,804,135,348 Shares of capital stock at 06/30/2019 4 ,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148 Residents in Brazil at 06/30/2019 4,929,949,379 1 ,689,709,446 6 ,619,658,825 6 5,593 Residents abroad at 06/30/2019 28,340,980 3 ,156,135,543 3 ,184,476,523 3 1,555 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Result from delivery of treasury shares - (22,732,346) (22,732,346) 495 (1) Treasury shares at 06/30/2019 - 6 0,882,080 6 0,882,080 (1,325) Outstanding shares at 06/30/2019 4 ,958,290,359 4 ,784,962,909 9 ,743,253,268 Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2,135,149,591 3 1,666 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6,550,514,438 9 7,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148 Residents in Brazil at 12/31/2018 4,928,076,320 1 ,609,055,166 6,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3,267,003,862 3 2,372 (1) Treasury shares at 12/31/2017 14,424,206 7 1,459,714 85,883,920 (2,743) Purchase of shares - 1 3,100,000 13,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result from delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) Outstanding shares at 12/31/2017 4,958,290,359 4 ,738,655,417 9,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.63

In 2019 there was no purchase of treasury shares in the period. See below cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 06/30/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 06/30/2019 31.13 36.26 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.64 In 2019 there was no purchase of treasury shares in the period. See below cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 06/30/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 06/30/2019 31.13 36.26 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.64

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 06/30/2019 06/30/2018 Statutory net income 13,505 9,946 Adjustments: (-) Legal reserve - 5% (675) (497) Dividend calculation basis 12,830 9,449 3,207 2,362 Minimun mandatory minimum dividend - 25% Dividends and Interest on Capital Paid / Accrued / Identified 8,543 5,313 ll - Stockholders' compensation 06/30/2019 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid - 5 monthly installment of dividends from February to June 2019 0.0150 730 - 730 Accrued (Recorded in Other Liabilities) 2,477 - 2,477 Dividends - 1 monthly installment paid on 07/01/2019 0.0150 146 - 146 Dividends provision 0.2393 2 ,331 - 2,331 Identified in Profit Reserve In Stockholders’ Equity 0.5476 5,336 - 5,336 Total from 01/01 to 06/30/2019 8 ,543 - 8,543 06/30/2018 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid - 5 monthly installment of dividends from February to June 2018 0.0150 486 - 486 Provided for (Recorded in Other Liabilities) 1,998 (1 22) 1,876 Dividends - 1 monthly installment paid on 07/02/2018 0.0150 97 - 97 Dividends provision 0.1683 1 ,090 - 1,090 Interest on capital 0.1252 811 (1 22) 689 Identified in Profit Reserve In Stockholders’ Equity 0.4557 2 ,951 - 2,951 Total from 01/01 to 06/30/2018 5 ,435 (1 22) 5 ,313 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.65 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 06/30/2019 06/30/2018 Statutory net income 13,505 9,946 Adjustments: (-) Legal reserve - 5% (675) (497) Dividend calculation basis 12,830 9,449 3,207 2,362 Minimun mandatory minimum dividend - 25% Dividends and Interest on Capital Paid / Accrued / Identified 8,543 5,313 ll - Stockholders' compensation 06/30/2019 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid - 5 monthly installment of dividends from February to June 2019 0.0150 730 - 730 Accrued (Recorded in Other Liabilities) 2,477 - 2,477 Dividends - 1 monthly installment paid on 07/01/2019 0.0150 146 - 146 Dividends provision 0.2393 2 ,331 - 2,331 Identified in Profit Reserve In Stockholders’ Equity 0.5476 5,336 - 5,336 Total from 01/01 to 06/30/2019 8 ,543 - 8,543 06/30/2018 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid - 5 monthly installment of dividends from February to June 2018 0.0150 486 - 486 Provided for (Recorded in Other Liabilities) 1,998 (1 22) 1,876 Dividends - 1 monthly installment paid on 07/02/2018 0.0150 97 - 97 Dividends provision 0.1683 1 ,090 - 1,090 Interest on capital 0.1252 811 (1 22) 689 Identified in Profit Reserve In Stockholders’ Equity 0.4557 2 ,951 - 2,951 Total from 01/01 to 06/30/2018 5 ,435 (1 22) 5 ,313 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.65

c) Capital reserves and profit reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 06/30/2019 12/31/2018 Capital reserves 285 285 Premium on subscription of shares 284 284 1 1 Reserves from tax incentives, restatement of equity securities and other Profit reserves 6,022 13,195 (1) Legal 10,664 9,989 (2) 1,539 (2,775) Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) (3) 5,336 17,498 Special profit reserves Total reserves at parent company 6,307 13,480 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 06/30/2019 and 12/31/2018. lll - Unappropriated reserves Refers to balance of ne income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 06/30/2019 12/31/2018 06/30/2019 06/30/2018 Itaú CorpBanca (Note 3) 11,796 11,645 222 251 Itaú CorpBanca Colômbia S.A. (Note 3) 1,295 1,268 20 (18) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 404 364 52 44 Luizacred S.A. Soc. Cred. Financiamento Investimento 284 288 (4) 27 Other 120 119 29 18 Total 13,899 13,684 319 322 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.66 c) Capital reserves and profit reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 06/30/2019 12/31/2018 Capital reserves 285 285 Premium on subscription of shares 284 284 1 1 Reserves from tax incentives, restatement of equity securities and other Profit reserves 6,022 13,195 (1) Legal 10,664 9,989 (2) 1,539 (2,775) Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) (3) 5,336 17,498 Special profit reserves Total reserves at parent company 6,307 13,480 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 06/30/2019 and 12/31/2018. lll - Unappropriated reserves Refers to balance of ne income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 06/30/2019 12/31/2018 06/30/2019 06/30/2018 Itaú CorpBanca (Note 3) 11,796 11,645 222 251 Itaú CorpBanca Colômbia S.A. (Note 3) 1,295 1,268 20 (18) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 404 364 52 44 Luizacred S.A. Soc. Cred. Financiamento Investimento 284 288 (4) 27 Other 120 119 29 18 Total 13,899 13,684 319 322 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.66

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving management and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Partner Plan (50) (73) (146) (108) Variable compensation plan (106) (89) (217) (206) Total (156) (162) (363) (314) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Changes in the Partner Program 01/01 to 01/01 to 06/30/2019 06/30/2018 Quantity Quantity 48,871,182 51,074,441 Opening balance New grants 8,096,700 9,912,356 Exercised (15,627,167) (11,597,420) Cancelled (865,922) (465,365) Closing balance 40,474,793 48,924,012 Weighted average of remaining contractual life (years) 2.11 2.74 Market value weighted average (R$) 25.49 26.22 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.67 Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving management and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Partner Plan (50) (73) (146) (108) Variable compensation plan (106) (89) (217) (206) Total (156) (162) (363) (314) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Changes in the Partner Program 01/01 to 01/01 to 06/30/2019 06/30/2018 Quantity Quantity 48,871,182 51,074,441 Opening balance New grants 8,096,700 9,912,356 Exercised (15,627,167) (11,597,420) Cancelled (865,922) (465,365) Closing balance 40,474,793 48,924,012 Weighted average of remaining contractual life (years) 2.11 2.74 Market value weighted average (R$) 25.49 26.22 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.67

II- Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and fifty percent (50%) is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 06/30/2019 06/30/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New 9,791,483 10,240,672 Delivered (14,236,717) (16,611,521) Cancelled (57,273) (125,060) Closing balance 20,513,638 24,734,064 Market value weighted average (R$) 37.55 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Summary of changes in the Simple options plan 01/01 to 06/30/2019 01/01 to 06/30/2018 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 3,089,599 22.30 24,514,359 25.21 Options vested at the end of the period Opções exercíveis no final do período 3,089,599 22.30 24,514,359 25.21 Options: Options: (*) Canceled / Forfeited (15,590) 29.51 (10,530) 21.40 Exercised (616,527) 21.95 (13,934,910) 25.86 Closing balance 2 ,457,482 22.79 10,568,919 25.86 Options vested at the end of the period 2 ,457,482 22.79 10,568,919 25.86 Range of exercise prices Granting 2010-2011 - 14.47 - 28.61 Granting 2012 2 2.79 21.40 Weighted average of the remaining contractual life (in years) 0.50 0.89 Market value weighted average (R$) 36.85 33.39 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.68 II- Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and fifty percent (50%) is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 06/30/2019 06/30/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New 9,791,483 10,240,672 Delivered (14,236,717) (16,611,521) Cancelled (57,273) (125,060) Closing balance 20,513,638 24,734,064 Market value weighted average (R$) 37.55 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Summary of changes in the Simple options plan 01/01 to 06/30/2019 01/01 to 06/30/2018 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 3,089,599 22.30 24,514,359 25.21 Options vested at the end of the period Opções exercíveis no final do período 3,089,599 22.30 24,514,359 25.21 Options: Options: (*) Canceled / Forfeited (15,590) 29.51 (10,530) 21.40 Exercised (616,527) 21.95 (13,934,910) 25.86 Closing balance 2 ,457,482 22.79 10,568,919 25.86 Options vested at the end of the period 2 ,457,482 22.79 10,568,919 25.86 Range of exercise prices Granting 2010-2011 - 14.47 - 28.61 Granting 2012 2 2.79 21.40 Weighted average of the remaining contractual life (in years) 0.50 0.89 Market value weighted average (R$) 36.85 33.39 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.68

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Central Bank compulsory deposits 1,264 1,236 2,524 2,591 Interbank deposits 350 367 522 665 Securities purchased under agreements to resell 4,371 4,036 8,873 8,154 Financial assets at fair value through other comprehensive income 2,341 2,849 4,727 4,897 Financial assets at amortized cost 679 624 1,377 1,125 Loans and lease operations 20,110 19,410 39,053 37,168 Other financial assets 72 365 303 694 Total 29,187 28,887 57,379 55,294 b) Interest and similar expense 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Deposits (4,935) (5,142) (9,399) (8,421) Securities sold under repurchase agreements (6,086) (2,836) (11,745) (8,413) Interbank market funds (2,305) (6,529) (5,416) (8,894) Institutional market funds (1,807) (1,900) (3,354) (3,480) Financial expense from technical provisions for insurance and private pension plans (5,197) (461) (9,109) (4,074) Other (30) (9) (61) (26) Total (20,360) (16,877) (39,084) (33,308) c) Adjustments to Fair Value of Financial Assets and Liabilities 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Financial assets at fair value through profit or loss 2,048 (4,584) 3,082 (3,925) (*) (986) (2,157) (367) (1,725) Derivatives Financial assets designated at fair value through profit or loss 103 (385) 79 (340) Financial assets at fair value through other comprehensive income 492 (43) 451 52 Financial liabilities designated at fair value (12) 66 (17) 36 Total 1,645 (7,103) 3,228 (5,902) (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 06/30/2019, ITAÚ UNIBANCO HOLDING recognized R$ 727 as expenses for Expected Losses, with reversal of R$ (1) for Financial Assets – Fair Value through Other Comprehensive Income and loss of R$ 728 for Financial Assets – Amortized Cost. Note 22 - Banking service fees 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Current account Fees from credit and debit card services 3,801 3,534 7,615 7,434 Current account services 2,580 2,720 5,061 4,996 Asset management fees 1,404 1,226 2,721 2,386 Fees for guarantees issued and credit lines 439 460 851 903 Collection commissions 385 392 754 749 Brokerage commission 196 122 349 280 Other 616 629 1,209 1,232 Total 9,421 9,083 18,560 17,980 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.69 Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Central Bank compulsory deposits 1,264 1,236 2,524 2,591 Interbank deposits 350 367 522 665 Securities purchased under agreements to resell 4,371 4,036 8,873 8,154 Financial assets at fair value through other comprehensive income 2,341 2,849 4,727 4,897 Financial assets at amortized cost 679 624 1,377 1,125 Loans and lease operations 20,110 19,410 39,053 37,168 Other financial assets 72 365 303 694 Total 29,187 28,887 57,379 55,294 b) Interest and similar expense 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Deposits (4,935) (5,142) (9,399) (8,421) Securities sold under repurchase agreements (6,086) (2,836) (11,745) (8,413) Interbank market funds (2,305) (6,529) (5,416) (8,894) Institutional market funds (1,807) (1,900) (3,354) (3,480) Financial expense from technical provisions for insurance and private pension plans (5,197) (461) (9,109) (4,074) Other (30) (9) (61) (26) Total (20,360) (16,877) (39,084) (33,308) c) Adjustments to Fair Value of Financial Assets and Liabilities 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Financial assets at fair value through profit or loss 2,048 (4,584) 3,082 (3,925) (*) (986) (2,157) (367) (1,725) Derivatives Financial assets designated at fair value through profit or loss 103 (385) 79 (340) Financial assets at fair value through other comprehensive income 492 (43) 451 52 Financial liabilities designated at fair value (12) 66 (17) 36 Total 1,645 (7,103) 3,228 (5,902) (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 06/30/2019, ITAÚ UNIBANCO HOLDING recognized R$ 727 as expenses for Expected Losses, with reversal of R$ (1) for Financial Assets – Fair Value through Other Comprehensive Income and loss of R$ 728 for Financial Assets – Amortized Cost. Note 22 - Banking service fees 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Current account Fees from credit and debit card services 3,801 3,534 7,615 7,434 Current account services 2,580 2,720 5,061 4,996 Asset management fees 1,404 1,226 2,721 2,386 Fees for guarantees issued and credit lines 439 460 851 903 Collection commissions 385 392 754 749 Brokerage commission 196 122 349 280 Other 616 629 1,209 1,232 Total 9,421 9,083 18,560 17,980 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.69

Note 23 - General and administrative expenses 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Personnel expenses (6,371) (5,959) (12,464) (11,786) Compensation (2,405) (2,520) (4,889) (4,980) Employee profit sharing (1,200) (1,035) (2,342) (2,079) Welfare benefits (959) (906) (1,899) (1,770) Provision for labor claims and Dismissals (885) (630) (1,441) (1,209) Payroll charges (811) (735) (1,617) (1,533) Share-based compensation plan (Note 20) (50) (73) (146) (108) Training (40) (60) (88) (107) Other (21) - (42) - Administrative expenses (4,003) (4,370) (7,819) (8,304) Third party services (1,158) (1,092) (2,200) (2,087) Data processing and telecommunications (1,082) (1,055) (2,152) (2,063) Installations (544) (829) (1,020) (1,618) Advertising, promotions and publicity (337) (411) (620) (660) Financial services expenses (185) (193) (387) (385) Security (189) (190) (382) (380) Transportation (93) (83) (181) (167) Materials (83) (78) (169) (167) Travel expenses (69) (61) (120) (107) Other (263) (378) (588) (670) Depreciation and Amortization (1,128) (820) (2,261) (1,622) Other expenses (2,528) (2,911) (4,968) (5,152) (1,165) (961) (2,418) (1,942) Selling - credit cards Claims losses (181) (153) (396) (301) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (162) (132) (346) (225) (145) (182) (158) (197) Provision for civil lawsuits (Note 29) (137) (221) (265) (374) Provision for tax and social security lawsuits (75) (68) (140) (132) Refund of interbank costs Impairment - intangible asset - - - (167) Other (663) (1,194) (1,245) (1,814) Total (14,030) (14,060) (27,512) (26,864) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.70 Note 23 - General and administrative expenses 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Personnel expenses (6,371) (5,959) (12,464) (11,786) Compensation (2,405) (2,520) (4,889) (4,980) Employee profit sharing (1,200) (1,035) (2,342) (2,079) Welfare benefits (959) (906) (1,899) (1,770) Provision for labor claims and Dismissals (885) (630) (1,441) (1,209) Payroll charges (811) (735) (1,617) (1,533) Share-based compensation plan (Note 20) (50) (73) (146) (108) Training (40) (60) (88) (107) Other (21) - (42) - Administrative expenses (4,003) (4,370) (7,819) (8,304) Third party services (1,158) (1,092) (2,200) (2,087) Data processing and telecommunications (1,082) (1,055) (2,152) (2,063) Installations (544) (829) (1,020) (1,618) Advertising, promotions and publicity (337) (411) (620) (660) Financial services expenses (185) (193) (387) (385) Security (189) (190) (382) (380) Transportation (93) (83) (181) (167) Materials (83) (78) (169) (167) Travel expenses (69) (61) (120) (107) Other (263) (378) (588) (670) Depreciation and Amortization (1,128) (820) (2,261) (1,622) Other expenses (2,528) (2,911) (4,968) (5,152) (1,165) (961) (2,418) (1,942) Selling - credit cards Claims losses (181) (153) (396) (301) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (162) (132) (346) (225) (145) (182) (158) (197) Provision for civil lawsuits (Note 29) (137) (221) (265) (374) Provision for tax and social security lawsuits (75) (68) (140) (132) Refund of interbank costs Impairment - intangible asset - - - (167) Other (663) (1,194) (1,245) (1,814) Total (14,030) (14,060) (27,512) (26,864) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.70

Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (*) 15.00% Social contribution on net income (*) For non-financial subsidiaries the Social Contribution tax rate is 9.00%. a) Expenses for taxes and contributions Breakdown of income tax and social contribution expense calculation: 04/01 to 04/01 to 01/01 to 01/01 to Due on operations for the period 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Income before income tax and social contribution 9,591 2,375 19,129 11,938 Charges (income tax and social contribution) at the rates in effect (3,836) (1,069) (7,652) (5,372) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures net 107 (28) 166 29 Foreign exchange variation on investiments abroad (219) 4,089 (291) 4,225 Interest on capital 736 886 1,598 1,818 Corporate reorganizations (Note 2.4 a IV) - 157 - 314 Dividends and interest on external debt bonds 139 194 226 262 (*) 645 (6,917) 1,856 (5,543) Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (2,428) (2,688) (4,097) (4,267) Related to temporary differences Increase (reversal) for the period (467) 5,448 (1,439) 3,787 (6) 759 - 993 Increase (reversal) of prior periods (Expenses) / Income related to deferred taxes (473) 6,207 (1,439) 4,780 Total income tax and social contribution expenses (2,901) 3,519 (5,536) 513 (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.71 Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (*) 15.00% Social contribution on net income (*) For non-financial subsidiaries the Social Contribution tax rate is 9.00%. a) Expenses for taxes and contributions Breakdown of income tax and social contribution expense calculation: 04/01 to 04/01 to 01/01 to 01/01 to Due on operations for the period 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Income before income tax and social contribution 9,591 2,375 19,129 11,938 Charges (income tax and social contribution) at the rates in effect (3,836) (1,069) (7,652) (5,372) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures net 107 (28) 166 29 Foreign exchange variation on investiments abroad (219) 4,089 (291) 4,225 Interest on capital 736 886 1,598 1,818 Corporate reorganizations (Note 2.4 a IV) - 157 - 314 Dividends and interest on external debt bonds 139 194 226 262 (*) 645 (6,917) 1,856 (5,543) Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (2,428) (2,688) (4,097) (4,267) Related to temporary differences Increase (reversal) for the period (467) 5,448 (1,439) 3,787 (6) 759 - 993 Increase (reversal) of prior periods (Expenses) / Income related to deferred taxes (473) 6,207 (1,439) 4,780 Total income tax and social contribution expenses (2,901) 3,519 (5,536) 513 (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.71

b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2018 Increase 06/30/2019 Reversal Reflected in income 37,252 (9,257) 8,490 36,485 Provision for expected loss 18,563 (3,815) 2,608 17,356 Relating to tax losses and social contribution loss carryforwards 4,391 (431) 1,077 5,037 Provision for profit sharing 1,844 (1,844) 1,316 1,316 1,729 (548) 336 1,517 Provision for devaluation of securities with permanent impairment Provisions 4,464 (782) 772 4,454 Civil lawsuits 1,586 (310) 58 1,334 Labor claims 2,037 (418) 592 2,211 Tax and social security lawsuits 841 (54) 122 909 Goodwill on purchase of investments 60 (43) 7 24 Legal liabilities 676 (42) 19 653 Adjustments of operations carried out on the futures settlement market 98 (98) 255 255 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 631 (631) 757 757 or Loss Provision relating to health insurance operations 343 - 4 347 4,453 (1,023) 1,339 4,769 Others Reflected in stockholders’ equity 1,888 (167) 559 2,280 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 383 (166) 382 599 Comprehensive Income Cash flow hedge 1,149 - 138 1,287 Others 356 (1) 39 394 (1)(2) Total 39,140 (9,424) 9,049 38,765 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 31,018 and R$ 321, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2017 Increase 12/31/2018 Reversal Reflected in income 48,810 (23,511) 11,953 37,252 Provision for expected loss 24,686 (9,746) 3,623 18,563 Relating to tax losses and social contribution loss carryforwards 7,595 (3,649) 445 4,391 Provision for profit sharing 1,829 (1,829) 1,844 1,844 Provision for devaluation of securities with permanent impairment 2,228 (1,843) 1,344 1,729 Provisions 5,194 (2,124) 1,394 4,464 Civil lawsuits 1,974 (610) 222 1,586 2,200 (1,280) 1,117 2,037 Labor claims Tax and social security lawsuits 1,020 (234) 55 841 Goodwill on purchase of investments 141 (163) 82 60 Legal liabilities 488 (61) 249 676 Adjustments of operations carried out in futures settlement market 277 (277) 98 98 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 429 (429) 631 631 or Loss Provision relating to health insurance operations 341 (5) 7 343 Others 5,602 (3,385) 2,236 4,453 Reflected in stockholders’ equity 2,192 (785) 481 1,888 Corporate reorganizations (Note 2.4 a IV) 628 (628) - - Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 327 (157) 213 383 Comprehensive Income Cash flow hedge 983 - 166 1,149 Others 254 - 102 356 (*) Total 51,002 (24,296) 12,434 39,140 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.72 b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2018 Increase 06/30/2019 Reversal Reflected in income 37,252 (9,257) 8,490 36,485 Provision for expected loss 18,563 (3,815) 2,608 17,356 Relating to tax losses and social contribution loss carryforwards 4,391 (431) 1,077 5,037 Provision for profit sharing 1,844 (1,844) 1,316 1,316 1,729 (548) 336 1,517 Provision for devaluation of securities with permanent impairment Provisions 4,464 (782) 772 4,454 Civil lawsuits 1,586 (310) 58 1,334 Labor claims 2,037 (418) 592 2,211 Tax and social security lawsuits 841 (54) 122 909 Goodwill on purchase of investments 60 (43) 7 24 Legal liabilities 676 (42) 19 653 Adjustments of operations carried out on the futures settlement market 98 (98) 255 255 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 631 (631) 757 757 or Loss Provision relating to health insurance operations 343 - 4 347 4,453 (1,023) 1,339 4,769 Others Reflected in stockholders’ equity 1,888 (167) 559 2,280 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 383 (166) 382 599 Comprehensive Income Cash flow hedge 1,149 - 138 1,287 Others 356 (1) 39 394 (1)(2) Total 39,140 (9,424) 9,049 38,765 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 31,018 and R$ 321, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2017 Increase 12/31/2018 Reversal Reflected in income 48,810 (23,511) 11,953 37,252 Provision for expected loss 24,686 (9,746) 3,623 18,563 Relating to tax losses and social contribution loss carryforwards 7,595 (3,649) 445 4,391 Provision for profit sharing 1,829 (1,829) 1,844 1,844 Provision for devaluation of securities with permanent impairment 2,228 (1,843) 1,344 1,729 Provisions 5,194 (2,124) 1,394 4,464 Civil lawsuits 1,974 (610) 222 1,586 2,200 (1,280) 1,117 2,037 Labor claims Tax and social security lawsuits 1,020 (234) 55 841 Goodwill on purchase of investments 141 (163) 82 60 Legal liabilities 488 (61) 249 676 Adjustments of operations carried out in futures settlement market 277 (277) 98 98 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 429 (429) 631 631 or Loss Provision relating to health insurance operations 341 (5) 7 343 Others 5,602 (3,385) 2,236 4,453 Reflected in stockholders’ equity 2,192 (785) 481 1,888 Corporate reorganizations (Note 2.4 a IV) 628 (628) - - Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 327 (157) 213 383 Comprehensive Income Cash flow hedge 983 - 166 1,149 Others 254 - 102 356 (*) Total 51,002 (24,296) 12,434 39,140 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.72

II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2018 Increase 06/30/2019 reversal Reflected in income 6,144 (2,944) 3,616 6,816 Depreciation in excess – finance lease 346 (60) - 286 Adjustment of escrow deposits and provisions 1,348 (18) 29 1,359 Post-employment benefits 287 (26) 5 266 Adjustments of operations carried out on the futures settlement market 923 (923) 977 977 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 1,790 (1,790) 2,536 2,536 Loss Taxation of results abroad – capital gains 659 - 27 686 Other 791 (127) 42 706 Reflected in stockholders’ equity 662 (169) 759 1,252 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 474 (163) 758 1,069 Comprehensive Income Cash flow hedge 168 (6) - 162 7 - - 7 Post-employment benefits 13 - 1 14 Others (*) Total 6,806 (3,113) 4,375 8,068 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 31,018 and R$ 321, respectively. Realization / 12/31/2017 Increase 12/31/2018 reversal 14,569 (11,385) 2,960 6,144 Reflected in income Depreciation in excess – finance lease 613 (267) - 346 Adjustment of escrow deposits and provisions 1,280 (11) 79 1,348 Post-employment benefits 304 (143) 126 287 Adjustments of operations carried out on the futures settlement market 1,421 (1,421) 923 923 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,592 (7,592) 1,790 1,790 Loss Taxation of results abroad – capital gains 1,973 (1,314) - 659 Other 1,386 (637) 42 791 Reflected in stockholders’ equity 955 (311) 18 662 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 767 (302) 9 474 Comprehensive Income Cash flow hedge 166 - 2 168 Post-employment benefits 9 (9) 7 7 Others 13 - - 13 (*) Total 15,524 (11,696) 2,978 6,806 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.73 II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2018 Increase 06/30/2019 reversal Reflected in income 6,144 (2,944) 3,616 6,816 Depreciation in excess – finance lease 346 (60) - 286 Adjustment of escrow deposits and provisions 1,348 (18) 29 1,359 Post-employment benefits 287 (26) 5 266 Adjustments of operations carried out on the futures settlement market 923 (923) 977 977 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 1,790 (1,790) 2,536 2,536 Loss Taxation of results abroad – capital gains 659 - 27 686 Other 791 (127) 42 706 Reflected in stockholders’ equity 662 (169) 759 1,252 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 474 (163) 758 1,069 Comprehensive Income Cash flow hedge 168 (6) - 162 7 - - 7 Post-employment benefits 13 - 1 14 Others (*) Total 6,806 (3,113) 4,375 8,068 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 31,018 and R$ 321, respectively. Realization / 12/31/2017 Increase 12/31/2018 reversal 14,569 (11,385) 2,960 6,144 Reflected in income Depreciation in excess – finance lease 613 (267) - 346 Adjustment of escrow deposits and provisions 1,280 (11) 79 1,348 Post-employment benefits 304 (143) 126 287 Adjustments of operations carried out on the futures settlement market 1,421 (1,421) 923 923 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,592 (7,592) 1,790 1,790 Loss Taxation of results abroad – capital gains 1,973 (1,314) - 659 Other 1,386 (637) 42 791 Reflected in stockholders’ equity 955 (311) 18 662 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 767 (302) 9 474 Comprehensive Income Cash flow hedge 166 - 2 168 Post-employment benefits 9 (9) 7 7 Others 13 - - 13 (*) Total 15,524 (11,696) 2,978 6,806 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.73

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are: Deferred tax assets Net Deferred tax Tax loss / social Year of realization Temporary % deferred % % contribution loss % Total % liabilities differences taxes carryforwards 2019 5,842 17% 2,320 46% 8,162 21% (969) 12% 7,193 24% 2020 12,666 38% 850 17% 13,516 35% (957) 12% 1 2,559 41% 2021 7,886 23% 108 2% 7,994 20% (496) 6% 7,498 24% 2022 691 2% 188 4% 879 2% (1,319) 17% (440) -1% 2023 531 2% 98 2% 629 2% (266) 3% 363 1% After 2023 6,112 18% 1,473 29% 7,585 20% (4,061) 50% 3,524 11% Total 33,728 100% 5,037 100% 38,765 100% (8,068) 100% 30,697 100% (*) 31,259 4,649 35,908 (7,047) 28,861 Present value (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV - At June 30, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. On 06/30/2019 and 12/31/2018, there are no unrecognized tax credits. c) Tax liabilities 06/30/2019 12/31/2018 Taxes and contributions on income payable 1,345 615 Other Taxes and Contributions payable 1,170 1,443 Provision for deferred income tax and social contribution (Note 24b II) 321 447 Others 2,235 2,779 Total 5,071 5,284 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.74 III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are: Deferred tax assets Net Deferred tax Tax loss / social Year of realization Temporary % deferred % % contribution loss % Total % liabilities differences taxes carryforwards 2019 5,842 17% 2,320 46% 8,162 21% (969) 12% 7,193 24% 2020 12,666 38% 850 17% 13,516 35% (957) 12% 1 2,559 41% 2021 7,886 23% 108 2% 7,994 20% (496) 6% 7,498 24% 2022 691 2% 188 4% 879 2% (1,319) 17% (440) -1% 2023 531 2% 98 2% 629 2% (266) 3% 363 1% After 2023 6,112 18% 1,473 29% 7,585 20% (4,061) 50% 3,524 11% Total 33,728 100% 5,037 100% 38,765 100% (8,068) 100% 30,697 100% (*) 31,259 4,649 35,908 (7,047) 28,861 Present value (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV - At June 30, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. On 06/30/2019 and 12/31/2018, there are no unrecognized tax credits. c) Tax liabilities 06/30/2019 12/31/2018 Taxes and contributions on income payable 1,345 615 Other Taxes and Contributions payable 1,170 1,443 Provision for deferred income tax and social contribution (Note 24b II) 321 447 Others 2,235 2,779 Total 5,071 5,284 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.74

Note 25 – Earnings per share a) Basic earning per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 6,527 5,740 13,274 12,129 Net income attributable to owners of the parent company Minimum non-cumulative dividends on preferred shares (105) (105) (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) (109) (109) Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners: Common 3,213 2,817 6,651 6,078 Preferred 3,100 2,709 6,409 5,837 Total net income available to equity owners: Common 3,322 2,926 6,760 6,187 Preferred 3,205 2,814 6,514 5,942 Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,784,855,172 4,767,644,902 4,777,575,546 4,761,867,731 Earnings per share - Basic – R$ Common 0.67 0.59 1.36 1.25 Preferred 0.67 0.59 1.36 1.25 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Net income available to preferred equity owners 3,205 2,814 6,514 5,942 Dividends on preferred shares after dilution effects 21 21 27 30 3,226 2,835 6,541 5,972 Net income available to preferred equity owners considering preferred shares after the dilution effect 3,322 2,926 6,760 6,187 Net income available to ordinary equity owners Dividend on preferred shares after dilution effects (21) (21) (27) (30) Net income available to ordinary equity owners considering preferred shares after the dilution effect 3,301 2,905 6,733 6,157 Adjusted weighted average of shares 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Common Preferred 4,846,370,585 4,838,802,999 4,816,454,169 4,809,513,789 Preferred 4,784,855,172 4,767,644,902 4,777,575,546 4,761,867,731 Incremental as per share-based payment plans 61,515,413 71,158,097 38,878,623 47,646,058 Diluted earnings per share – R$ Common 0.67 0.59 1.36 1.24 Preferred 0.67 0.59 1.36 1.24 There was not potentially antidulitive effect of the shares in Stock Based Payment Plans in both periods and, for better comparability, shares at June 30, 2018 were adjusted by the split approved on October 31, 2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.75 Note 25 – Earnings per share a) Basic earning per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 6,527 5,740 13,274 12,129 Net income attributable to owners of the parent company Minimum non-cumulative dividends on preferred shares (105) (105) (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) (109) (109) Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners: Common 3,213 2,817 6,651 6,078 Preferred 3,100 2,709 6,409 5,837 Total net income available to equity owners: Common 3,322 2,926 6,760 6,187 Preferred 3,205 2,814 6,514 5,942 Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,784,855,172 4,767,644,902 4,777,575,546 4,761,867,731 Earnings per share - Basic – R$ Common 0.67 0.59 1.36 1.25 Preferred 0.67 0.59 1.36 1.25 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Net income available to preferred equity owners 3,205 2,814 6,514 5,942 Dividends on preferred shares after dilution effects 21 21 27 30 3,226 2,835 6,541 5,972 Net income available to preferred equity owners considering preferred shares after the dilution effect 3,322 2,926 6,760 6,187 Net income available to ordinary equity owners Dividend on preferred shares after dilution effects (21) (21) (27) (30) Net income available to ordinary equity owners considering preferred shares after the dilution effect 3,301 2,905 6,733 6,157 Adjusted weighted average of shares 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Common Preferred 4,846,370,585 4,838,802,999 4,816,454,169 4,809,513,789 Preferred 4,784,855,172 4,767,644,902 4,777,575,546 4,761,867,731 Incremental as per share-based payment plans 61,515,413 71,158,097 38,878,623 47,646,058 Diluted earnings per share – R$ Common 0.67 0.59 1.36 1.24 Preferred 0.67 0.59 1.36 1.24 There was not potentially antidulitive effect of the shares in Stock Based Payment Plans in both periods and, for better comparability, shares at June 30, 2018 were adjusted by the split approved on October 31, 2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.75

Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations. There are three types of retirement plan: • Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined; • Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjustes to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan UBB PREV defined benefit plan Defined Benefit Benefit Plan II Itaulam basic plan Itaú Unibanco Foundation – Itaú Defined Benefit Plan REDECARD Retirement Plan Suplementary Pension - FIU ITAUCARD Defined Benefit Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan Variable Contribution REDECARD Supplementary Retirement Plan ITAUCARD Supplementary Retirement Plan Funbep I Benefit Plan Defined Benefit FUNBEP Multisponsored Pension Fund Funbep II Benefit Plan Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.76 Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations. There are three types of retirement plan: • Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined; • Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjustes to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan UBB PREV defined benefit plan Defined Benefit Benefit Plan II Itaulam basic plan Itaú Unibanco Foundation – Itaú Defined Benefit Plan REDECARD Retirement Plan Suplementary Pension - FIU ITAUCARD Defined Benefit Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan Variable Contribution REDECARD Supplementary Retirement Plan ITAUCARD Supplementary Retirement Plan Funbep I Benefit Plan Defined Benefit FUNBEP Multisponsored Pension Fund Funbep II Benefit Plan Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.76

a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 06/30/2019 06/30/2018 (1) Discount rate 9.72% p.a. 9.98% p.a. (2) Mortality table AT-2000 AT-2000 (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 5.04% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries , that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.77 a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 06/30/2019 06/30/2018 (1) Discount rate 9.72% p.a. 9.98% p.a. (2) Mortality table AT-2000 AT-2000 (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 5.04% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries , that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.77

c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 06/30/2019 12/31/2018 06/30/2019 12/31/2018 Fixed income securities 17,496 18,065 90.82% 96.05% 89.30% 94.51% Quoted in an active market 17,203 17,775 Non quoted in an active market 293 290 1.52% 1.54% Variable income securities 1,056 24 5.48% 0.13% Quoted in an active market 1,048 18 5.44% 0.09% Non quoted in an active market 8 6 0.04% 0.04% 0.44% 0.31% Structured investments 84 59 Quoted in an active market 9 1 0.05% 0.01% Non quoted in an active market 75 58 0.39% 0.30% Real estate 547 578 2.84% 3.07% Loans to participants 81 82 0.42% 0.44% Total 19,264 18,808 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to Group companies, with a fair value of R$ 458 (R$ 487 at 12/31/2018). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet 06/30/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 19,264 1,624 - 20,888 2 - Actuarial liabilities (15,673) - (389) (16,062) (*) (976) - 3 - Asset restriction (3,955) (4,931) 4 - Net amount recognized in the balance sheet (364) 648 (389) (105) Amount recognized in Assets (Note 18a) 66 648 - 714 Amount recognized in Liabilities (Note 18b) (430) - (389) (819) 12/31/2018 Other post- BD and CV Plans CD Plans Total employment benefits 1 - Net assets of the plans 18,808 1,604 - 20,412 2 - Actuarial liabilities (15,493) - (282) (15,775) (*) 3 - Asset restriction (3,664) (939) - (4,603) 4 - Net amount recognized in the balance sheet (349) 665 (282) 34 Amount recognized in Assets (Note 18a) 66 665 - 731 (415) - Amount recognized in Liabilities (Note 18b) (282) (697) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.78 c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 06/30/2019 12/31/2018 06/30/2019 12/31/2018 Fixed income securities 17,496 18,065 90.82% 96.05% 89.30% 94.51% Quoted in an active market 17,203 17,775 Non quoted in an active market 293 290 1.52% 1.54% Variable income securities 1,056 24 5.48% 0.13% Quoted in an active market 1,048 18 5.44% 0.09% Non quoted in an active market 8 6 0.04% 0.04% 0.44% 0.31% Structured investments 84 59 Quoted in an active market 9 1 0.05% 0.01% Non quoted in an active market 75 58 0.39% 0.30% Real estate 547 578 2.84% 3.07% Loans to participants 81 82 0.42% 0.44% Total 19,264 18,808 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to Group companies, with a fair value of R$ 458 (R$ 487 at 12/31/2018). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet 06/30/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 19,264 1,624 - 20,888 2 - Actuarial liabilities (15,673) - (389) (16,062) (*) (976) - 3 - Asset restriction (3,955) (4,931) 4 - Net amount recognized in the balance sheet (364) 648 (389) (105) Amount recognized in Assets (Note 18a) 66 648 - 714 Amount recognized in Liabilities (Note 18b) (430) - (389) (819) 12/31/2018 Other post- BD and CV Plans CD Plans Total employment benefits 1 - Net assets of the plans 18,808 1,604 - 20,412 2 - Actuarial liabilities (15,493) - (282) (15,775) (*) 3 - Asset restriction (3,664) (939) - (4,603) 4 - Net amount recognized in the balance sheet (349) 665 (282) 34 Amount recognized in Assets (Note 18a) 66 665 - 731 (415) - Amount recognized in Liabilities (Note 18b) (282) (697) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.78

f) Change in the net amount recognized in the balance sheet 06/30/2019 Ohter post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount 18,808 (15,493) (3,664) (349) 1,604 (939) 665 Amounts at the beginning of the period (282) 34 Amounts recognized in income (loss) (1+2+3) 884 (758) (178) (52) 76 (45) 31 (14) (35) 1 - Cost of current service - (37) - (37) - - - - (37) - - - - - - - - 2 - Cost of past service - (1) 884 (721) (178) (15) 76 (45) 31 (14) 3 - Net interest 2 Amounts recognized in stockholders´ equity (4+5+6) 114 (5) (113) (4) (3) 8 5 (103) (102) 4 - Effects on asset ceiling - - 5 5 - 8 8 - 13 (2) (3) 118 (5) (118) (5) (3) - (3) (103) (111) 5 - Remeasurements (4) - - (4) - - - 6 - Exchange variation - (4) (542) 583 - 41 (53) - (53) Other (7+8+9+10) 10 (2) - - - - - - - - - 7 - Receipt by allocation of funds (583) 583 - - - - - 10 8 - Benefits paid 10 36 - - 36 (53) - (53) - (17) 9 - Contributions and investments from sponsor 5 - - 5 - - - 10 - Contributions from parcipants - 5 19,264 (15,673) (3,955) (364) 1,624 (976) 648 (389) (105) Amounts at end of the period 12/31/2018 Ohter post- BD and CV plans CD plans Total employment benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 17,588 (14,491) (3,217) (120) 1,634 (912) 722 (257) 345 1,700 (1,454) (321) (75) 157 (90) 67 (25) (33) Amounts recognized in income (loss) (1+2+3) - (69) - (69) - - - - (69) 1 - Cost of current service - - - - - - - - - 2 - Cost of past service (1) 1,700 (1,385) (321) (6) 157 (90) 67 (25) 36 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) 580 (688) (126) (234) (102) 63 (39) (19) (292) - - (126) (126) - 63 63 - (63) 4 - Effects on asset ceiling (2) (3) 566 (683) - (117) (102) - (102) (19) (238) 5 - Remeasurements 14 (5) - 9 - - - - 9 6 - Exchange variation Other (7+8+9+10) (1,060) 1,140 - 80 (85) - (85) 19 14 - - - - - - - 7 - Receipt by allocation of funds - - (1,140) 1,140 - - - - - 19 19 8 - Benefits paid 9 - Contributions and investments from sponsor 69 - - 69 (85) - (85) - (16) 10 - Contributions from parcipants 11 - - 11 - - - - 11 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts at end of the period (1) Corresponds to the amount calculated at 01/01/2019 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018 the rate used was 9.98 p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 1,002 (R$ 2,226 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.79 f) Change in the net amount recognized in the balance sheet 06/30/2019 Ohter post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount 18,808 (15,493) (3,664) (349) 1,604 (939) 665 Amounts at the beginning of the period (282) 34 Amounts recognized in income (loss) (1+2+3) 884 (758) (178) (52) 76 (45) 31 (14) (35) 1 - Cost of current service - (37) - (37) - - - - (37) - - - - - - - - 2 - Cost of past service - (1) 884 (721) (178) (15) 76 (45) 31 (14) 3 - Net interest 2 Amounts recognized in stockholders´ equity (4+5+6) 114 (5) (113) (4) (3) 8 5 (103) (102) 4 - Effects on asset ceiling - - 5 5 - 8 8 - 13 (2) (3) 118 (5) (118) (5) (3) - (3) (103) (111) 5 - Remeasurements (4) - - (4) - - - 6 - Exchange variation - (4) (542) 583 - 41 (53) - (53) Other (7+8+9+10) 10 (2) - - - - - - - - - 7 - Receipt by allocation of funds (583) 583 - - - - - 10 8 - Benefits paid 10 36 - - 36 (53) - (53) - (17) 9 - Contributions and investments from sponsor 5 - - 5 - - - 10 - Contributions from parcipants - 5 19,264 (15,673) (3,955) (364) 1,624 (976) 648 (389) (105) Amounts at end of the period 12/31/2018 Ohter post- BD and CV plans CD plans Total employment benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 17,588 (14,491) (3,217) (120) 1,634 (912) 722 (257) 345 1,700 (1,454) (321) (75) 157 (90) 67 (25) (33) Amounts recognized in income (loss) (1+2+3) - (69) - (69) - - - - (69) 1 - Cost of current service - - - - - - - - - 2 - Cost of past service (1) 1,700 (1,385) (321) (6) 157 (90) 67 (25) 36 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) 580 (688) (126) (234) (102) 63 (39) (19) (292) - - (126) (126) - 63 63 - (63) 4 - Effects on asset ceiling (2) (3) 566 (683) - (117) (102) - (102) (19) (238) 5 - Remeasurements 14 (5) - 9 - - - - 9 6 - Exchange variation Other (7+8+9+10) (1,060) 1,140 - 80 (85) - (85) 19 14 - - - - - - - 7 - Receipt by allocation of funds - - (1,140) 1,140 - - - - - 19 19 8 - Benefits paid 9 - Contributions and investments from sponsor 69 - - 69 (85) - (85) - (16) 10 - Contributions from parcipants 11 - - 11 - - - - 11 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts at end of the period (1) Corresponds to the amount calculated at 01/01/2019 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018 the rate used was 9.98 p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 1,002 (R$ 2,226 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.79

g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2019 06/30/2019 12/31/2018 Retirement plan - FIU 47 32 58 Retiremente plan - FUNBEP 10 4 11 Total 57 36 69 h) Maturity profile of defined benefit liabilities (*) 2019 2020 2021 2022 2023 2024 to 2028 Duration Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV retirement plans Other post-employment benefits Present Stockholders´ Stockholders´ Present value Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0.5% (718) - 76 (15) - (15) Decrease by 0.5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (28) - (28) (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.80 g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2019 06/30/2019 12/31/2018 Retirement plan - FIU 47 32 58 Retiremente plan - FUNBEP 10 4 11 Total 57 36 69 h) Maturity profile of defined benefit liabilities (*) 2019 2020 2021 2022 2023 2024 to 2028 Duration Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV retirement plans Other post-employment benefits Present Stockholders´ Stockholders´ Present value Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0.5% (718) - 76 (15) - (15) Decrease by 0.5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (28) - (28) (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.80

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assetes, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. · VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.81 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assetes, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. · VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.81

· Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Group accident insurance 35.6 34.0 5.9 8.0 Individual accident 18.8 13.2 23.4 17.7 Commercial multiple peril 21.3 21.1 27.6 43.0 Internal credit 0.6 0.7 56.8 159.9 Serious or terminal diseases 26.4 12.1 24.1 21.4 Extended warranty - assets 61.9 62.1 2.4 13.2 Credit Life 23.4 18.9 17.3 18.4 Income from aleatory events 23.8 18.5 23.4 20.3 Multiple risks 46.9 49.1 60.5 52.6 Home insurance in market policies – Credit Life 20.0 20.4 15.6 16.3 Group life 22.7 12.3 32.9 32.3 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.82 · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Group accident insurance 35.6 34.0 5.9 8.0 Individual accident 18.8 13.2 23.4 17.7 Commercial multiple peril 21.3 21.1 27.6 43.0 Internal credit 0.6 0.7 56.8 159.9 Serious or terminal diseases 26.4 12.1 24.1 21.4 Extended warranty - assets 61.9 62.1 2.4 13.2 Credit Life 23.4 18.9 17.3 18.4 Income from aleatory events 23.8 18.5 23.4 20.3 Multiple risks 46.9 49.1 60.5 52.6 Home insurance in market policies – Credit Life 20.0 20.4 15.6 16.3 Group life 22.7 12.3 32.9 32.3 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.82

b) Income from insurance premiuns and private pension Premiums and Premiums and contributions contributions Main lines 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Group accident insurance 209 158 390 308 Individual accident 69 90 127 168 Commercial multiple peril 13 13 25 26 Internal Credit 14 22 39 35 Serious or terminal diseases 57 53 105 94 Disability Savings Pension 66 74 132 150 PGBL 432 428 939 922 Credit Life 266 218 506 428 Income from aleatory events 58 110 126 150 Multiple risks 69 50 134 91 Home Insurance in Market Policies – Credit Life 79 70 155 136 Traditional 27 25 51 51 VGBL 2,721 4,458 5,519 8,902 Group life 250 245 478 476 Other lines 121 76 236 208 Total 4,451 6,090 8,962 12,145 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.83 b) Income from insurance premiuns and private pension Premiums and Premiums and contributions contributions Main lines 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Group accident insurance 209 158 390 308 Individual accident 69 90 127 168 Commercial multiple peril 13 13 25 26 Internal Credit 14 22 39 35 Serious or terminal diseases 57 53 105 94 Disability Savings Pension 66 74 132 150 PGBL 432 428 939 922 Credit Life 266 218 506 428 Income from aleatory events 58 110 126 150 Multiple risks 69 50 134 91 Home Insurance in Market Policies – Credit Life 79 70 155 136 Traditional 27 25 51 51 VGBL 2,721 4,458 5,519 8,902 Group life 250 245 478 476 Other lines 121 76 236 208 Total 4,451 6,090 8,962 12,145 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.83

c) Technical provisions balances Insurance Private Pension Total 06/30/2019 12/31/2018 06/30/2019 12/31/2018 06/30/2019 12/31/2018 Unearned premiums (PPNG) 2,286 2,111 12 13 2,298 2,124 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 203 195 203,476 195,348 203,679 195,543 Redemptions and Other Unsettled Amounts (PVR) 13 12 320 298 333 310 Financial surplus (PEF) 2 2 603 605 605 607 Unsettled claims (PSL) 517 548 48 43 565 591 Claims / events incurred but not reported (IBNR) 376 348 24 25 400 373 Related Expenses (PDR) 30 31 105 98 135 129 Others 771 562 901 948 1,672 1,510 Total 4,198 3,809 205,489 197,378 209,687 201,187 d) Change in technical provisions 06/30/2019 12/31/2018 Private Private Insurance Total Insurance Total pension pension Opening balance 3,809 197,378 201,187 3,464 177,768 181,232 (+) Additions arising from premiums / contributions 2,328 6,645 8,973 4,340 19,764 24,104 (-) Risk adjustments (1,970) (134) (2,104) (3,937) (297) (4,234) (-) Payment of claims / benefits (650) (279) (929) (1,184) (580) (1,764) (+) Reported claims 688 - 688 1,325 - 1,325 (-) Redemptions - (8,111) (8,111) (1) (13,771) (13,772) (+/-) Net Portability - 939 939 - 3,758 3,758 (+) Adjustment of reserves and financial surplus 6 9,004 9,010 9 11,622 11,631 (+/-) Others (increase / reversal) (13) 47 34 (207) (886) (1,093) Closing balance 4,198 205,489 209,687 3,809 197,378 201,187 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.84 c) Technical provisions balances Insurance Private Pension Total 06/30/2019 12/31/2018 06/30/2019 12/31/2018 06/30/2019 12/31/2018 Unearned premiums (PPNG) 2,286 2,111 12 13 2,298 2,124 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 203 195 203,476 195,348 203,679 195,543 Redemptions and Other Unsettled Amounts (PVR) 13 12 320 298 333 310 Financial surplus (PEF) 2 2 603 605 605 607 Unsettled claims (PSL) 517 548 48 43 565 591 Claims / events incurred but not reported (IBNR) 376 348 24 25 400 373 Related Expenses (PDR) 30 31 105 98 135 129 Others 771 562 901 948 1,672 1,510 Total 4,198 3,809 205,489 197,378 209,687 201,187 d) Change in technical provisions 06/30/2019 12/31/2018 Private Private Insurance Total Insurance Total pension pension Opening balance 3,809 197,378 201,187 3,464 177,768 181,232 (+) Additions arising from premiums / contributions 2,328 6,645 8,973 4,340 19,764 24,104 (-) Risk adjustments (1,970) (134) (2,104) (3,937) (297) (4,234) (-) Payment of claims / benefits (650) (279) (929) (1,184) (580) (1,764) (+) Reported claims 688 - 688 1,325 - 1,325 (-) Redemptions - (8,111) (8,111) (1) (13,771) (13,772) (+/-) Net Portability - 939 939 - 3,758 3,758 (+) Adjustment of reserves and financial surplus 6 9,004 9,010 9 11,622 11,631 (+/-) Others (increase / reversal) (13) 47 34 (207) (886) (1,093) Closing balance 4,198 205,489 209,687 3,809 197,378 201,187 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.84

V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 06/30/2019 12/31/2018 Opening Balance 409 253 Increase 578 1,001 Amortization (518) (845) Closing Balance 469 409 Balance to be amortized in up to 12 months 374 334 Balance to be amortized after 12 months 95 75 VI - Table of Claims Development The amounts shown in the tables express the position at 06/30/2019, since the actuarial calculations are made on a half-yearly basis: Provision for unsettled claims (PSL) 565 (-) IBNER 166 (-) Reinsurance 36 (-) Retrocession and other estimates (20) Liability claims presented in the claims development table (a + b) 383 (*) Stated in Note 27lV c at 12/31/2018. The amount of obligations of the ITAÚ UNIBANCO HOLDING may change at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims Occurrence date 06/30/2015 06/30/2016 06/30/2017 06/30/2018 06/30/2019 Total At the end of reporting period 898 950 872 866 1,080 After 1 year 955 1,005 937 992 After 2 years 985 1,024 984 After 3 years 998 1,120 After 4 years 1,033 Current estimate 1,033 1,120 984 992 1,080 Accumulated payments through base date 1,028 1,106 963 976 927 5,000 Liabilities recognized in the balance sheet 5 15 21 16 153 210 Liabilities in relation to prior periods 15 Total administratives claims 225 b) Judicial claims 06/30/2015 06/30/2016 06/30/2017 06/30/2018 06/30/2019 Total Occurrence date At the end of reporting period 28 32 24 14 21 After 1 year 41 47 30 34 After 2 years 53 52 55 After 3 years 60 58 After 4 years 66 Current estimate 66 58 55 34 21 Accumulated payments through base date 50 46 44 26 14 180 Liabilities recognized in the balance sheet 15 11 11 8 7 52 Liabilities in relation to prior periods 106 158 Total judicial claims The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.85 V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 06/30/2019 12/31/2018 Opening Balance 409 253 Increase 578 1,001 Amortization (518) (845) Closing Balance 469 409 Balance to be amortized in up to 12 months 374 334 Balance to be amortized after 12 months 95 75 VI - Table of Claims Development The amounts shown in the tables express the position at 06/30/2019, since the actuarial calculations are made on a half-yearly basis: Provision for unsettled claims (PSL) 565 (-) IBNER 166 (-) Reinsurance 36 (-) Retrocession and other estimates (20) Liability claims presented in the claims development table (a + b) 383 (*) Stated in Note 27lV c at 12/31/2018. The amount of obligations of the ITAÚ UNIBANCO HOLDING may change at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims Occurrence date 06/30/2015 06/30/2016 06/30/2017 06/30/2018 06/30/2019 Total At the end of reporting period 898 950 872 866 1,080 After 1 year 955 1,005 937 992 After 2 years 985 1,024 984 After 3 years 998 1,120 After 4 years 1,033 Current estimate 1,033 1,120 984 992 1,080 Accumulated payments through base date 1,028 1,106 963 976 927 5,000 Liabilities recognized in the balance sheet 5 15 21 16 153 210 Liabilities in relation to prior periods 15 Total administratives claims 225 b) Judicial claims 06/30/2015 06/30/2016 06/30/2017 06/30/2018 06/30/2019 Total Occurrence date At the end of reporting period 28 32 24 14 21 After 1 year 41 47 30 34 After 2 years 53 52 55 After 3 years 60 58 After 4 years 66 Current estimate 66 58 55 34 21 Accumulated payments through base date 50 46 44 26 14 180 Liabilities recognized in the balance sheet 15 11 11 8 7 52 Liabilities in relation to prior periods 106 158 Total judicial claims The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.85

VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2019 and 2018. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.86 VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2019 and 2018. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.86

Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the carrying values and estimated fair values for financial instruments: 06/30/2019 12/31/2018 Estimated Estimated fair Carrying value Carrying value fair value value Cash and cash equivalents (a) 33,242 33,242 37,159 37,159 Financial assets 1,438,026 1,451,803 1,424,876 1,433,116 Central Bank compulsory deposits (a) 91,851 91,851 94,148 94,148 At Amortized Cost 1,010,906 1,024,683 994,759 1,002,999 Interbank deposits (b) 30,090 30,135 26,420 26,510 Securities purchased under agreements to resell (a) 257,992 257,992 280,136 280,136 Securities (c) 118,346 121,411 110,395 112,171 Loan and Financial Lease (d) 556,358 567,025 536,091 542,465 Other financial assets (e) 79,811 79,811 75,090 75,090 (-) Provision for Expected Loss (31,691) (31,691) (33,373) (33,373) At Fair Value Through Other Comprehensive Income 53,781 53,781 49,323 49,323 Securities (c) 53,781 53,781 49,323 49,323 At Fair Value Through Profit or Loss 281,488 281,488 286,646 286,646 Securities (c) 250,366 250,366 263,180 263,180 Derivatives (c) 31,122 31,122 23,466 23,466 Financial liabilities 1,153,885 1,151,863 1,151,237 1,150,700 At Amortized Cost 1,113,858 1,111,836 1,119,734 1,119,197 Deposits (b) 463,259 463,169 463,424 463,363 Securities sold under repurchase agreements (a) 298,081 298,081 330,237 330,237 Interbank market funds (b) 149,978 149,850 134,670 134,533 Institutional market funds (b) 99,686 97,882 93,974 93,635 Other financial liabilities (e) 102,854 102,854 97,429 97,429 At Fair Value Through Profit or Loss 35,944 35,944 27,711 27,711 Derivatives (c) 35,752 35,752 27,519 27,519 Structured notes 192 192 192 192 Provision for Expected Loss 4,083 4,083 3,792 3,792 Loan Commitments 2,975 2,975 2,601 2,601 Financial Guarantees 1,108 1,108 1,191 1,191 Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 77,174 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 1,080 (R$ 1,168 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.87 Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the carrying values and estimated fair values for financial instruments: 06/30/2019 12/31/2018 Estimated Estimated fair Carrying value Carrying value fair value value Cash and cash equivalents (a) 33,242 33,242 37,159 37,159 Financial assets 1,438,026 1,451,803 1,424,876 1,433,116 Central Bank compulsory deposits (a) 91,851 91,851 94,148 94,148 At Amortized Cost 1,010,906 1,024,683 994,759 1,002,999 Interbank deposits (b) 30,090 30,135 26,420 26,510 Securities purchased under agreements to resell (a) 257,992 257,992 280,136 280,136 Securities (c) 118,346 121,411 110,395 112,171 Loan and Financial Lease (d) 556,358 567,025 536,091 542,465 Other financial assets (e) 79,811 79,811 75,090 75,090 (-) Provision for Expected Loss (31,691) (31,691) (33,373) (33,373) At Fair Value Through Other Comprehensive Income 53,781 53,781 49,323 49,323 Securities (c) 53,781 53,781 49,323 49,323 At Fair Value Through Profit or Loss 281,488 281,488 286,646 286,646 Securities (c) 250,366 250,366 263,180 263,180 Derivatives (c) 31,122 31,122 23,466 23,466 Financial liabilities 1,153,885 1,151,863 1,151,237 1,150,700 At Amortized Cost 1,113,858 1,111,836 1,119,734 1,119,197 Deposits (b) 463,259 463,169 463,424 463,363 Securities sold under repurchase agreements (a) 298,081 298,081 330,237 330,237 Interbank market funds (b) 149,978 149,850 134,670 134,533 Institutional market funds (b) 99,686 97,882 93,974 93,635 Other financial liabilities (e) 102,854 102,854 97,429 97,429 At Fair Value Through Profit or Loss 35,944 35,944 27,711 27,711 Derivatives (c) 35,752 35,752 27,519 27,519 Structured notes 192 192 192 192 Provision for Expected Loss 4,083 4,083 3,792 3,792 Loan Commitments 2,975 2,975 2,601 2,601 Financial Guarantees 1,108 1,108 1,191 1,191 Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 77,174 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 1,080 (R$ 1,168 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.87

The methods and assumptions used to estimate the fair value are defined below: a) Cash and cash equivalents, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. · Options: determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leasses – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.88 The methods and assumptions used to estimate the fair value are defined below: a) Cash and cash equivalents, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. · Options: determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leasses – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.88

Level 2: Input that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.89 Level 2: Input that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.89

Distribution by level The following table presents the breakdown of fair value hierarchy levels. 06/30/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 210,032 35,219 2,624 247,875 224,872 34,206 2,833 261,911 Financial assets at fair value through profit or loss Investment funds 575 2,826 - 3,401 2,003 2,323 - 4,326 Brazilian government securities 196,697 3,385 - 200,082 213,816 3,242 - 217,058 2,166 673 - 2,839 1,517 562 - 2,079 Government securities – other countries Argentina 1,565 - - 1,565 1,129 - - 1,129 Chile 462 144 - 606 147 155 - 302 Colombia - 422 - 422 - 207 - 207 United States 115 - - 115 117 - - 117 Italy - - - - - 115 - 115 Mexico 10 - - 10 120 - - 120 Paraguay - 2 - 2 - 1 - 1 Uruguay - 105 - 105 - 84 - 84 Other 14 - - 14 4 - - 4 10,594 28,335 2,624 41,553 7,536 28,079 2,833 38,448 Corporate securities Negotiable Shares 7,813 2,278 1,173 11,264 6,175 2,003 1,268 9,446 Bank deposit certificates 1 853 - 854 1 968 - 969 Securitized real estate loans - - 1,273 1,273 - - 1,411 1,411 Debentures 1,574 4,938 148 6,660 168 4,707 85 4,960 Eurobonds and others 1,206 73 17 1,296 1,192 173 31 1,396 Financial credit bills - 19,856 10 19,866 - 19,719 5 19,724 Promissory notes - 293 - 293 - 435 - 435 Other - 44 3 47 - 74 33 107 34,151 19,417 213 53,781 30,680 18,643 - 49,323 Financial assets at fair value through other comprehensive income Brazilian government securities 31,362 825 - 32,187 27,038 801 - 27,839 1,907 16,458 - 18,365 2,448 16,324 - 18,772 Government securities – other countries Germany 22 - - 22 22 - - 22 Chile - 10,511 - 10,511 - 7,653 - 7,653 Colombia - 3,378 - 3,378 - 5,505 - 5,505 United States 1,754 190 - 1,944 2,425 193 - 2,618 France - 327 - 327 - 891 - 891 Italy 111 - - 111 - - - - Panama 20 - - 20 - Paraguay - 1,433 - 1,433 - 1,529 - 1,529 Uruguay - 619 - 619 - 553 - 553 Other - - - - 1 - - 1 882 2,134 213 3,229 1,194 1,518 - 2,712 Corporate securities Negotiable Shares 156 - - 156 161 - - 161 Bank deposit certificates - 375 - 375 - 1,053 - 1,053 Debentures - 1,230 54 1,284 - 2 - 2 Eurobonds and others 726 529 159 1,414 1,033 463 - 1,496 2,491 - - 2,491 1,269 - - 1,269 Financial assets at fair value through profit or loss Brazilian government securities 2,491 - - 2,491 1,269 - - 1,269 - 192 - 192 - 192 - 192 Financial liabilities designated at fair value through profit or loss Structured notes - 192 - 192 - 192 - 192 The following table presents the breakdown of fair value hierarchy levels for our derivative assets and liabilities. 06/30/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 6 31,033 83 31,122 15 23,309 142 23,466 Assets Swap Contract– adjustment receivable - 20,226 26 20,252 - 12,959 90 13,049 Options Contract - 3,533 57 3,590 - 4,163 52 4,215 Forwards Contract - 3,748 - 3,748 - 1,835 - 1,835 Credit derivatives - financial Institutions - 165 - 165 - 120 - 120 NDF - Non Deliverable Forward - 2,779 - 2,779 - 3,711 - 3,711 Verification of swap - Companies - 11 - 11 - 44 - 44 Other derivative financial instruments 6 571 - 577 15 477 - 492 (8) (35,673) (71) (35,752) (22) (27,471) (26) (27,519) Liabilities Swap Contract – adjustment payable - (26,365) (33) (26,398) - (19,351) (3) (19,354) Options Contract - (3,364) (38) (3,402) - (3,906) (23) (3,929) Forwards Contract - (2,459) - (2,459) - (470) - (470) Credit derivatives - financial Institutions - (78) - (78) - (140) - (140) NDF - Non Deliverable Forward - (3,120) - (3,120) - (3,384) - (3,384) Verification of swap - Companies - (234) - (234) - (162) - (162) Other derivative financial instruments (8) (53) - (61) (22) (58) - (80) There were no significant transfer between Level 1 and Level 2 during the period as of June 30, 2019. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.90 Distribution by level The following table presents the breakdown of fair value hierarchy levels. 06/30/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 210,032 35,219 2,624 247,875 224,872 34,206 2,833 261,911 Financial assets at fair value through profit or loss Investment funds 575 2,826 - 3,401 2,003 2,323 - 4,326 Brazilian government securities 196,697 3,385 - 200,082 213,816 3,242 - 217,058 2,166 673 - 2,839 1,517 562 - 2,079 Government securities – other countries Argentina 1,565 - - 1,565 1,129 - - 1,129 Chile 462 144 - 606 147 155 - 302 Colombia - 422 - 422 - 207 - 207 United States 115 - - 115 117 - - 117 Italy - - - - - 115 - 115 Mexico 10 - - 10 120 - - 120 Paraguay - 2 - 2 - 1 - 1 Uruguay - 105 - 105 - 84 - 84 Other 14 - - 14 4 - - 4 10,594 28,335 2,624 41,553 7,536 28,079 2,833 38,448 Corporate securities Negotiable Shares 7,813 2,278 1,173 11,264 6,175 2,003 1,268 9,446 Bank deposit certificates 1 853 - 854 1 968 - 969 Securitized real estate loans - - 1,273 1,273 - - 1,411 1,411 Debentures 1,574 4,938 148 6,660 168 4,707 85 4,960 Eurobonds and others 1,206 73 17 1,296 1,192 173 31 1,396 Financial credit bills - 19,856 10 19,866 - 19,719 5 19,724 Promissory notes - 293 - 293 - 435 - 435 Other - 44 3 47 - 74 33 107 34,151 19,417 213 53,781 30,680 18,643 - 49,323 Financial assets at fair value through other comprehensive income Brazilian government securities 31,362 825 - 32,187 27,038 801 - 27,839 1,907 16,458 - 18,365 2,448 16,324 - 18,772 Government securities – other countries Germany 22 - - 22 22 - - 22 Chile - 10,511 - 10,511 - 7,653 - 7,653 Colombia - 3,378 - 3,378 - 5,505 - 5,505 United States 1,754 190 - 1,944 2,425 193 - 2,618 France - 327 - 327 - 891 - 891 Italy 111 - - 111 - - - - Panama 20 - - 20 - Paraguay - 1,433 - 1,433 - 1,529 - 1,529 Uruguay - 619 - 619 - 553 - 553 Other - - - - 1 - - 1 882 2,134 213 3,229 1,194 1,518 - 2,712 Corporate securities Negotiable Shares 156 - - 156 161 - - 161 Bank deposit certificates - 375 - 375 - 1,053 - 1,053 Debentures - 1,230 54 1,284 - 2 - 2 Eurobonds and others 726 529 159 1,414 1,033 463 - 1,496 2,491 - - 2,491 1,269 - - 1,269 Financial assets at fair value through profit or loss Brazilian government securities 2,491 - - 2,491 1,269 - - 1,269 - 192 - 192 - 192 - 192 Financial liabilities designated at fair value through profit or loss Structured notes - 192 - 192 - 192 - 192 The following table presents the breakdown of fair value hierarchy levels for our derivative assets and liabilities. 06/30/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 6 31,033 83 31,122 15 23,309 142 23,466 Assets Swap Contract– adjustment receivable - 20,226 26 20,252 - 12,959 90 13,049 Options Contract - 3,533 57 3,590 - 4,163 52 4,215 Forwards Contract - 3,748 - 3,748 - 1,835 - 1,835 Credit derivatives - financial Institutions - 165 - 165 - 120 - 120 NDF - Non Deliverable Forward - 2,779 - 2,779 - 3,711 - 3,711 Verification of swap - Companies - 11 - 11 - 44 - 44 Other derivative financial instruments 6 571 - 577 15 477 - 492 (8) (35,673) (71) (35,752) (22) (27,471) (26) (27,519) Liabilities Swap Contract – adjustment payable - (26,365) (33) (26,398) - (19,351) (3) (19,354) Options Contract - (3,364) (38) (3,402) - (3,906) (23) (3,929) Forwards Contract - (2,459) - (2,459) - (470) - (470) Credit derivatives - financial Institutions - (78) - (78) - (140) - (140) NDF - Non Deliverable Forward - (3,120) - (3,120) - (3,384) - (3,384) Verification of swap - Companies - (234) - (234) - (162) - (162) Other derivative financial instruments (8) (53) - (61) (22) (58) - (80) There were no significant transfer between Level 1 and Level 2 during the period as of June 30, 2019. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.90

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, inputs from the service provider are analyzes so as to understand their nature. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 54,828 in financial instruments classified as Level 2, on June 30, 2019, a pricing service or brokers were used to price securities to the value of R$ 23,901, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. · Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.91 Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, inputs from the service provider are analyzes so as to understand their nature. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 54,828 in financial instruments classified as Level 2, on June 30, 2019, a pricing service or brokers were used to price securities to the value of R$ 23,901, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. · Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.91

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 06/30/2019 income comprehensive income 2,624 Financial assets designated at fair value 2,833 (372) - 42 (148) 269 (490) Corporate securities 2,833 (372) - 42 (148) 269 2,624 (490) Negotiable shares 1,268 (95) - - 1,173 (537) - - Real estate receivables certificates 1,411 45 (142) - 4 - - 1,273 Debentures 85 (131) - 28 (97) 263 148 2 Eurobonds and others 31 5 - 2 (49) 28 17 - Financial credit bills 5 - - 5 - - 10 - Other 33 (9) - 3 (2) (22) 3 - - 31 (36) 50 (14) 182 213 1 Available-for-sale financial assets Corporate securities - 31 (36) 50 (14) 182 213 1 Debentures - (2) 6 50 - 54 4 - (3) Eurobonds and others 33 (42) (14) 182 159 Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 06/30/2019 income comprehensive income Derivatives - assets 142 (32) - 141 (89) (79) 83 7 Swap Contract– adjustment receivable 90 15 - - - (79) 26 26 Options Contract 52 (47) - 141 (89) - 57 (19) (26) (21) - (108) 109 (25) (71) (8) Derivatives - liabilities Swap Contract – adjustment payable (3) (18) - (12) 25 (25) (33) (22) Options Contract (23) (3) - (96) 84 - (38) 14 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income Financial assets designated at fair value 3,947 (377) - 90 (353) (474) 2,833 (618) through profit or loss Brazilian government securities 1 (1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Negotiable shares 2,019 34 - - (203) (582) 1,268 (442) Real estate receivables certificates 1,795 (359) - 57 (89) 7 1,411 19 Debentures 122 (41) - - (53) 57 85 (196) Eurobonds and others - 2 - 20 (2) 11 31 - Financial credit bills - - - - 5 5 - Other 10 (12) - 13 (6) 28 33 1 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income 436 (3) - 205 (254) (242) 142 61 Derivatives - Assets Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 - 205 (223) 2 52 - Other derivative financial instruments 1 - - - (1) - - - Derivatives - Liabilities (103) 40 - (148) 141 44 (26) 6 Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.92 Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 06/30/2019 income comprehensive income 2,624 Financial assets designated at fair value 2,833 (372) - 42 (148) 269 (490) Corporate securities 2,833 (372) - 42 (148) 269 2,624 (490) Negotiable shares 1,268 (95) - - 1,173 (537) - - Real estate receivables certificates 1,411 45 (142) - 4 - - 1,273 Debentures 85 (131) - 28 (97) 263 148 2 Eurobonds and others 31 5 - 2 (49) 28 17 - Financial credit bills 5 - - 5 - - 10 - Other 33 (9) - 3 (2) (22) 3 - - 31 (36) 50 (14) 182 213 1 Available-for-sale financial assets Corporate securities - 31 (36) 50 (14) 182 213 1 Debentures - (2) 6 50 - 54 4 - (3) Eurobonds and others 33 (42) (14) 182 159 Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 06/30/2019 income comprehensive income Derivatives - assets 142 (32) - 141 (89) (79) 83 7 Swap Contract– adjustment receivable 90 15 - - - (79) 26 26 Options Contract 52 (47) - 141 (89) - 57 (19) (26) (21) - (108) 109 (25) (71) (8) Derivatives - liabilities Swap Contract – adjustment payable (3) (18) - (12) 25 (25) (33) (22) Options Contract (23) (3) - (96) 84 - (38) 14 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income Financial assets designated at fair value 3,947 (377) - 90 (353) (474) 2,833 (618) through profit or loss Brazilian government securities 1 (1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Negotiable shares 2,019 34 - - (203) (582) 1,268 (442) Real estate receivables certificates 1,795 (359) - 57 (89) 7 1,411 19 Debentures 122 (41) - - (53) 57 85 (196) Eurobonds and others - 2 - 20 (2) 11 31 - Financial credit bills - - - - 5 5 - Other 10 (12) - 13 (6) 28 33 1 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income 436 (3) - 205 (254) (242) 142 61 Derivatives - Assets Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 - 205 (223) 2 52 - Other derivative financial instruments 1 - - - (1) - - - Derivatives - Liabilities (103) 40 - (148) 141 44 (26) 6 Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.92

Sensitivity analyses of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for non-linear assets: Sensitivity – Level 3 Operations 06/30/2019 06/30/2018 12/31/2018 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Income Income equity equity I (0.8) (0.0) (0.9) (1.20) Interest rates II (20.2) (0.6) (23.1) (29.30) III (39.9) (1.2) (46.1) (57.80) (58.6) - (56.1) - I Shares II (117.3) - (112.2) - I (17.4) - (49.1) - Nonlinear II (20.6) - (89.0) - The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to prices of currencies, commodities and share indices, both up and down, taking the largest losses resulting in each scenario. Non linear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.93 Sensitivity analyses of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for non-linear assets: Sensitivity – Level 3 Operations 06/30/2019 06/30/2018 12/31/2018 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Income Income equity equity I (0.8) (0.0) (0.9) (1.20) Interest rates II (20.2) (0.6) (23.1) (29.30) III (39.9) (1.2) (46.1) (57.80) (58.6) - (56.1) - I Shares II (117.3) - (112.2) - I (17.4) - (49.1) - Nonlinear II (20.6) - (89.0) - The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to prices of currencies, commodities and share indices, both up and down, taking the largest losses resulting in each scenario. Non linear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.93

Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.94 Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.94

Below are the changes in civil, labor and other risks provisions: 01/01 to 06/30/2019 Other Civil Labor Total risks Opening balance 4,426 6,821 573 11,820 Balance arising from Corpbanca acquisition (Note 3) - (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Adjustment / Interest (Note 23) 83 259 - 342 Changes in the period reflected in income (Note 23) 75 931 (98) 908 Increase 309 1,000 73 1,382 Reversal (234) (69) (171) (474) Payment (780) (1,073) - (1,853) Subtotal 3,578 5,981 475 10,034 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 222 986 - 1,208 Closing balance 3,800 6,967 475 11,242 Current 1,546 2,755 475 4,776 Non-current 2,254 4,212 - 6,466 Escrow deposits at 06/30/2019 (Note 18a) 01/01 to 06/30/2018 Other Civil Labor Total risks Opening balance 5,300 7,283 150 12,733 Effect of change in consolidation criteria (243) (998) - (1,241) Balance arising from the merger with Corpbanca (Note 3a) - - - - (-) Provisions guaranteed by indemnity clause (Note 2.4.n) - - - - Subtotal 5,057 6,285 150 11,492 Adjustment / Interest (Note 23) 60 253 - 313 Changes in the period reflected in income (Note 23) 137 742 261 1,140 Increase 372 838 261 1,471 Reversal (235) (96) - (331) Payment (578) (1,229) - (1,807) Subtotal 4,676 6,051 411 11,138 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 208 983 - 1,191 Closing balance 4,884 7,034 411 12,329 Current 1,284 3,003 411 4,698 Non-current 3,600 4,031 7,631 Escrow deposits at 06/30/2018 (Note 18a) (*) Civil provisions include the provision for economic plans amounting to R$ 184. IV- Tax proceedings and legal obligations Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.95 Below are the changes in civil, labor and other risks provisions: 01/01 to 06/30/2019 Other Civil Labor Total risks Opening balance 4,426 6,821 573 11,820 Balance arising from Corpbanca acquisition (Note 3) - (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Adjustment / Interest (Note 23) 83 259 - 342 Changes in the period reflected in income (Note 23) 75 931 (98) 908 Increase 309 1,000 73 1,382 Reversal (234) (69) (171) (474) Payment (780) (1,073) - (1,853) Subtotal 3,578 5,981 475 10,034 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 222 986 - 1,208 Closing balance 3,800 6,967 475 11,242 Current 1,546 2,755 475 4,776 Non-current 2,254 4,212 - 6,466 Escrow deposits at 06/30/2019 (Note 18a) 01/01 to 06/30/2018 Other Civil Labor Total risks Opening balance 5,300 7,283 150 12,733 Effect of change in consolidation criteria (243) (998) - (1,241) Balance arising from the merger with Corpbanca (Note 3a) - - - - (-) Provisions guaranteed by indemnity clause (Note 2.4.n) - - - - Subtotal 5,057 6,285 150 11,492 Adjustment / Interest (Note 23) 60 253 - 313 Changes in the period reflected in income (Note 23) 137 742 261 1,140 Increase 372 838 261 1,471 Reversal (235) (96) - (331) Payment (578) (1,229) - (1,807) Subtotal 4,676 6,051 411 11,138 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 208 983 - 1,191 Closing balance 4,884 7,034 411 12,329 Current 1,284 3,003 411 4,698 Non-current 3,600 4,031 7,631 Escrow deposits at 06/30/2018 (Note 18a) (*) Civil provisions include the provision for economic plans amounting to R$ 184. IV- Tax proceedings and legal obligations Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.95

The table below shows the changes in the provisions: 01/01 to 01/01 to 06/30/2019 06/30/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (66) Subtotal 6,727 6,937 (*) Adjustment / Interest 243 192 Changes in the period reflected in income (62) (55) (*) Increase 207 245 (*) Reversal (269) (300) (55) (278) Payment Subtotal 6,853 6,796 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 69 67 6,922 6,863 Closing balance Current 100 183 Non-current 6,822 6,680 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.96 The table below shows the changes in the provisions: 01/01 to 01/01 to 06/30/2019 06/30/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (66) Subtotal 6,727 6,937 (*) Adjustment / Interest 243 192 Changes in the period reflected in income (62) (55) (*) Increase 207 245 (*) Reversal (269) (300) (55) (278) Payment Subtotal 6,853 6,796 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 69 67 6,922 6,863 Closing balance Current 100 183 Non-current 6,822 6,680 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.96

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,365: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,354; · INSS – Non-compensatory amounts – R$ 671: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 636: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 620. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,185 (R$ 3,879 at December 31, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 188 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 27,936, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 6,209: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,025: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,961: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,968: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,809: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,534: defending the deductibility of interest paid to stockholders at the Brazilian long term interest rate (TJLP) on stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,211: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,132: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 678 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.97 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,365: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,354; · INSS – Non-compensatory amounts – R$ 671: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 636: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 620. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,185 (R$ 3,879 at December 31, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 188 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 27,936, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 6,209: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,025: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,961: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,968: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,809: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,534: defending the deductibility of interest paid to stockholders at the Brazilian long term interest rate (TJLP) on stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,211: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,132: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 678 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.97

d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 1,023 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 06/30/2019 12/31/2018 Civil Labor Tax (*) Total Total Deposits in guarantee 1,522 2,427 10,443 14,392 13,534 Quotas 769 599 325 1,693 2,169 Surety 59 163 1,626 1,848 1,880 Insurance bond 1,672 702 11,060 13,434 12,103 Guarantee by government securities 40 - 503 543 539 Total 4,062 3,891 23,957 31,910 30,225 (*) Deposits in guarantee, in favorable withdrawal status, totaled the amount of R$ 760 at June 30, 2019. ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.98 d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 1,023 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 06/30/2019 12/31/2018 Civil Labor Tax (*) Total Total Deposits in guarantee 1,522 2,427 10,443 14,392 13,534 Quotas 769 599 325 1,693 2,169 Surety 59 163 1,626 1,848 1,880 Insurance bond 1,672 702 11,060 13,434 12,103 Guarantee by government securities 40 - 503 543 539 Total 4,062 3,891 23,957 31,910 30,225 (*) Deposits in guarantee, in favorable withdrawal status, totaled the amount of R$ 760 at June 30, 2019. ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.98

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. · Trading + Institutional Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Trading segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.99 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. · Trading + Institutional Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Trading segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.99

Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: · Requirements for impairment testing of financial assets are based on the expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.100 Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: · Requirements for impairment testing of financial assets are based on the expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.100

b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From April 1 to June 30, 2019 Retail Wholesale Trading + ITAÚ IFRS consolidated Adjustments (3) Banking Banking Institutional UNIBANCO Banking product 19,477 7,506 2,509 29,492 (739) 28,753 (1) Net interest 11,529 4,728 2,194 18,451 (445) 18,006 Revenue from services 6,224 2,665 174 9,063 358 9,421 Income related to insurance and private pension operations before claim and selling expenses 1,724 113 141 1,978 (1,009) 969 Other revenues - - - - 357 357 Cost of Credit (3,940) (105) - (4,045) 804 (3,241) Claims (282) (15) - (297) - (297) Operating margin 15,255 7,386 2,509 25,150 65 25,215 Other operating income / (expenses) (10,289) (3,799) (344) (14,432) (1,192) (15,624) (2) Non-interest expenses (9,063) (3,448) (164) (12,675) (1,355) (14,030) Tax expenses for ISS, PIS and COFINS and other (1,226) (351) (180) (1,757) (185) (1,942) Share of profit or (loss) in associates and joint ventures - - - - 348 348 Net income before income tax and social contribution 4,966 3,587 2,165 10,718 (1,127) 9,591 Income tax and social contribution (1,708) (1,076) (623) (3,407) 506 (2,901) Non-controlling interest in subsidiaries (60) (202) (15) (277) 114 (163) Net income 3,198 2,309 1,527 7,034 (507) 6,527 Total assets (*) - 06/30/2019 1,044,330 664,352 143,840 1,678,378 (112,067) 1,566,311 Total liabilities - 06/30/2019 1,004,244 608,314 101,711 1,540,126 (117,628) 1,422,498 (*) Includes: Investments in associates and joint ventures 1,765 - 11,144 12,909 (591) 12,318 Fixed assets, net 5,330 1,018 - 6,348 898 7,246 Goodwill and Intangible assets, net 6,733 8,038 - 14,771 4,879 19,650 (1) Includes interest and similar income, expenses and dividend of R$ 15,205, net gains (loss) on investment securities and derivatives of R$ 1,645 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,156. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,128). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.101 b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From April 1 to June 30, 2019 Retail Wholesale Trading + ITAÚ IFRS consolidated Adjustments (3) Banking Banking Institutional UNIBANCO Banking product 19,477 7,506 2,509 29,492 (739) 28,753 (1) Net interest 11,529 4,728 2,194 18,451 (445) 18,006 Revenue from services 6,224 2,665 174 9,063 358 9,421 Income related to insurance and private pension operations before claim and selling expenses 1,724 113 141 1,978 (1,009) 969 Other revenues - - - - 357 357 Cost of Credit (3,940) (105) - (4,045) 804 (3,241) Claims (282) (15) - (297) - (297) Operating margin 15,255 7,386 2,509 25,150 65 25,215 Other operating income / (expenses) (10,289) (3,799) (344) (14,432) (1,192) (15,624) (2) Non-interest expenses (9,063) (3,448) (164) (12,675) (1,355) (14,030) Tax expenses for ISS, PIS and COFINS and other (1,226) (351) (180) (1,757) (185) (1,942) Share of profit or (loss) in associates and joint ventures - - - - 348 348 Net income before income tax and social contribution 4,966 3,587 2,165 10,718 (1,127) 9,591 Income tax and social contribution (1,708) (1,076) (623) (3,407) 506 (2,901) Non-controlling interest in subsidiaries (60) (202) (15) (277) 114 (163) Net income 3,198 2,309 1,527 7,034 (507) 6,527 Total assets (*) - 06/30/2019 1,044,330 664,352 143,840 1,678,378 (112,067) 1,566,311 Total liabilities - 06/30/2019 1,004,244 608,314 101,711 1,540,126 (117,628) 1,422,498 (*) Includes: Investments in associates and joint ventures 1,765 - 11,144 12,909 (591) 12,318 Fixed assets, net 5,330 1,018 - 6,348 898 7,246 Goodwill and Intangible assets, net 6,733 8,038 - 14,771 4,879 19,650 (1) Includes interest and similar income, expenses and dividend of R$ 15,205, net gains (loss) on investment securities and derivatives of R$ 1,645 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,156. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,128). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.101

ITAÚ UNIBANCO HOLDING S.A. From April 1 to June 30, 2018 Retail Wholesale Trading + ITAÚ IFRS consolidated Adjustments (3) Banking Banking Institutional UNIBANCO Banking product 18,111 7,454 2,455 28,020 (6,844) 21,176 (1) Interest margin 10,072 4,821 2,402 17,295 (6,427) 10,868 Revenue from services 6,236 2,470 20 8,726 357 9,083 Income related to insurance and private pension operations before claim and selling expenses 1,803 163 33 1,999 (1,022) 977 Other revenues - - - - 248 248 Cost of Credit (3,111) (490) 1 (3,600) 171 (3,429) Claims (317) (18) - (335) - (335) Operating margin 14,683 6,946 2,456 24,085 (6,673) 17,412 Other operating income / (expenses) (10,025) (3,754) (155) (13,934) (1,103) (15,037) (2) Non-interest expenses (8,841) (3,407) (32) (12,280) (1,780) (14,060) Tax expenses for ISS, PIS and COFINS and Other (1,184) (347) (123) (1,654) 514 (1,140) Share of profit or (loss) in associates and joint ventures - - - - 163 163 Net income before income tax and social contribution 4,658 3,192 2,301 10,151 (7,776) 2,375 Income tax and social contribution (1,747) (996) (753) (3,496) 7,015 3,519 Non-controlling interest in subsidiaries (43) (222) (8) (273) 119 (154) Net income 2,868 1,974 1,540 6,382 (642) 5,740 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income,expenses and dividend of R$ 16,380 , net gains (loss) on investment securities and derivatives of R$ (7,103) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,591. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (820). (3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.102 ITAÚ UNIBANCO HOLDING S.A. From April 1 to June 30, 2018 Retail Wholesale Trading + ITAÚ IFRS consolidated Adjustments (3) Banking Banking Institutional UNIBANCO Banking product 18,111 7,454 2,455 28,020 (6,844) 21,176 (1) Interest margin 10,072 4,821 2,402 17,295 (6,427) 10,868 Revenue from services 6,236 2,470 20 8,726 357 9,083 Income related to insurance and private pension operations before claim and selling expenses 1,803 163 33 1,999 (1,022) 977 Other revenues - - - - 248 248 Cost of Credit (3,111) (490) 1 (3,600) 171 (3,429) Claims (317) (18) - (335) - (335) Operating margin 14,683 6,946 2,456 24,085 (6,673) 17,412 Other operating income / (expenses) (10,025) (3,754) (155) (13,934) (1,103) (15,037) (2) Non-interest expenses (8,841) (3,407) (32) (12,280) (1,780) (14,060) Tax expenses for ISS, PIS and COFINS and Other (1,184) (347) (123) (1,654) 514 (1,140) Share of profit or (loss) in associates and joint ventures - - - - 163 163 Net income before income tax and social contribution 4,658 3,192 2,301 10,151 (7,776) 2,375 Income tax and social contribution (1,747) (996) (753) (3,496) 7,015 3,519 Non-controlling interest in subsidiaries (43) (222) (8) (273) 119 (154) Net income 2,868 1,974 1,540 6,382 (642) 5,740 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income,expenses and dividend of R$ 16,380 , net gains (loss) on investment securities and derivatives of R$ (7,103) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,591. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (820). (3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.102

b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From January 1 to June 30, 2019 Retail Wholesale Trading + ITAÚ IFRS Adjustments (3) Banking Banking Insitutional UNIBANCO consolidated Banking product 38,046 14,620 5,034 57,700 (651) 57,049 (1) Interest margin 22,182 9,330 4,607 36,119 (617) 35,502 Banking service fees 12,436 5,032 217 17,685 875 18,560 Income related to insurance and private pension operations before claim and selling expenses 3,428 258 210 3,896 (1,830) 2,066 Other revenues - - - - 921 921 Cost of Credit (7,604) (244) - (7,848) 1,256 (6,592) Claims (570) (26) - (596) (31) (627) Operating margin 29,872 14,350 5,034 49,256 574 49,830 Other operating income / (expenses) (20,191) (7,452) (631) (28,274) (2,427) (30,701) (2) Non-interest expenses (17,774) (6,780) (282) (24,836) (2,676) (27,512) Tax expenses for ISS, PIS and COFINS and Other (2,417) (672) (349) (3,438) (328) (3,766) Share of profit or (loss) in associates and joint ventures - - - - 577 577 Net income before income tax and social contribution 9,681 6,898 4,403 20,982 (1,853) 19,129 Income tax and social contribution (3,295) (2,013) (1,288) (6,596) 1,060 (5,536) Non-controlling interest in subsidiaries (114) (337) (24) (475) 156 (319) Net income 6,272 4,548 3,091 13,911 (637) 13,274 Total assets (*) - 06/30/2019 1,044,330 664,352 143,840 1,678,378 (112,067) 1,566,311 Total liabilities - 06/30/2019 1,004,244 608,314 101,711 1,540,126 (117,628) 1,422,498 (*) Includes: Investments in associates and joint ventures 1,765 - 11,144 12,909 (591) 12,318 Fixed assets, net 5,330 1,018 - 6,348 898 7,246 Goodwill and Intangible assets, net 6,733 8,038 - 14,771 4,879 19,650 (1) Includes interest and similar income, expenses and dividend of R$ 30,815, net gains (loss) on investment securities and derivatives of R$ 3,228 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,459. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,261). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.103 b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From January 1 to June 30, 2019 Retail Wholesale Trading + ITAÚ IFRS Adjustments (3) Banking Banking Insitutional UNIBANCO consolidated Banking product 38,046 14,620 5,034 57,700 (651) 57,049 (1) Interest margin 22,182 9,330 4,607 36,119 (617) 35,502 Banking service fees 12,436 5,032 217 17,685 875 18,560 Income related to insurance and private pension operations before claim and selling expenses 3,428 258 210 3,896 (1,830) 2,066 Other revenues - - - - 921 921 Cost of Credit (7,604) (244) - (7,848) 1,256 (6,592) Claims (570) (26) - (596) (31) (627) Operating margin 29,872 14,350 5,034 49,256 574 49,830 Other operating income / (expenses) (20,191) (7,452) (631) (28,274) (2,427) (30,701) (2) Non-interest expenses (17,774) (6,780) (282) (24,836) (2,676) (27,512) Tax expenses for ISS, PIS and COFINS and Other (2,417) (672) (349) (3,438) (328) (3,766) Share of profit or (loss) in associates and joint ventures - - - - 577 577 Net income before income tax and social contribution 9,681 6,898 4,403 20,982 (1,853) 19,129 Income tax and social contribution (3,295) (2,013) (1,288) (6,596) 1,060 (5,536) Non-controlling interest in subsidiaries (114) (337) (24) (475) 156 (319) Net income 6,272 4,548 3,091 13,911 (637) 13,274 Total assets (*) - 06/30/2019 1,044,330 664,352 143,840 1,678,378 (112,067) 1,566,311 Total liabilities - 06/30/2019 1,004,244 608,314 101,711 1,540,126 (117,628) 1,422,498 (*) Includes: Investments in associates and joint ventures 1,765 - 11,144 12,909 (591) 12,318 Fixed assets, net 5,330 1,018 - 6,348 898 7,246 Goodwill and Intangible assets, net 6,733 8,038 - 14,771 4,879 19,650 (1) Includes interest and similar income, expenses and dividend of R$ 30,815, net gains (loss) on investment securities and derivatives of R$ 3,228 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,459. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,261). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.103

ITAÚ UNIBANCO HOLDING S.A. From January 1 to June 30, 2018 Retail Wholesale Trading + ITAÚ IFRS Adjustments (3) Banking Banking Institutional UNIBANCO consolidated Banking product 35,804 14,275 5,367 55,446 (6,861) 48,585 (1) Interest margin 19,788 9,252 5,253 34,293 (6,420) 27,873 Banking service fees 12,471 4,743 41 17,255 725 17,980 Income related to insurance and private pension operations before claim and selling expenses 3,545 280 73 3,898 (1,869) 2,029 Other revenues - - - - 703 703 Cost of Credit (5,891) (1,497) - (7,388) 861 (6,527) Claims (577) (37) - (614) - (614) Operating margin 29,336 12,741 5,367 47,444 (6,000) 41,444 Other operating income / (expenses) (19,539) (7,411) (367) (27,317) (2,189) (29,506) (2) Non-interest expenses (17,164) (6,748) (63) (23,975) (2,889) (26,864) Tax expenses for ISS, PIS and COFINS and Other (2,375) (663) (304) (3,342) 410 (2,932) Share of profit or (loss) in associates and joint ventures - - - - 290 290 Net income before income tax and social contribution 9,797 5,330 5,000 20,127 (8,189) 11,938 Income tax and social contribution (3,669) (1,584) (1,704) (6,957) 7,470 513 Non-controlling interest in subsidiaries (87) (265) (17) (369) 47 (322) Net income 6,041 3,481 3,279 12,801 (672) 12,129 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income,expenses and dividend of R$ 32,329, net gains (loss) on investment securities and derivatives of R$ (5,902) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,446. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,622). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.104 ITAÚ UNIBANCO HOLDING S.A. From January 1 to June 30, 2018 Retail Wholesale Trading + ITAÚ IFRS Adjustments (3) Banking Banking Institutional UNIBANCO consolidated Banking product 35,804 14,275 5,367 55,446 (6,861) 48,585 (1) Interest margin 19,788 9,252 5,253 34,293 (6,420) 27,873 Banking service fees 12,471 4,743 41 17,255 725 17,980 Income related to insurance and private pension operations before claim and selling expenses 3,545 280 73 3,898 (1,869) 2,029 Other revenues - - - - 703 703 Cost of Credit (5,891) (1,497) - (7,388) 861 (6,527) Claims (577) (37) - (614) - (614) Operating margin 29,336 12,741 5,367 47,444 (6,000) 41,444 Other operating income / (expenses) (19,539) (7,411) (367) (27,317) (2,189) (29,506) (2) Non-interest expenses (17,164) (6,748) (63) (23,975) (2,889) (26,864) Tax expenses for ISS, PIS and COFINS and Other (2,375) (663) (304) (3,342) 410 (2,932) Share of profit or (loss) in associates and joint ventures - - - - 290 290 Net income before income tax and social contribution 9,797 5,330 5,000 20,127 (8,189) 11,938 Income tax and social contribution (3,669) (1,584) (1,704) (6,957) 7,470 513 Non-controlling interest in subsidiaries (87) (265) (17) (369) 47 (322) Net income 6,041 3,481 3,279 12,801 (672) 12,129 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income,expenses and dividend of R$ 32,329, net gains (loss) on investment securities and derivatives of R$ (5,902) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,446. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,622). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.104

c) Result of Non-Current Assets and Main Services and Products by Geographic Region 06/30/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Non-current assets 15,435 11,196 26,631 14,564 12,332 26,896 01/01 to 06/30/2019 01/01 to 06/30/2018 Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 62,419 12,167 74,586 48,811 12,370 61,181 Income related to insurance and private pension operations before claim and selling expenses 1,999 67 2,066 1,948 81 2,029 Banking service fees 16,753 1,807 18,560 16,249 1,731 17,980 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Itaú Social Foundation – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports current projects and initiatives arranged or sponsored by accredited entities of the Itaú Social Program. Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.105 c) Result of Non-Current Assets and Main Services and Products by Geographic Region 06/30/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Non-current assets 15,435 11,196 26,631 14,564 12,332 26,896 01/01 to 06/30/2019 01/01 to 06/30/2018 Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 62,419 12,167 74,586 48,811 12,370 61,181 Income related to insurance and private pension operations before claim and selling expenses 1,999 67 2,066 1,948 81 2,029 Banking service fees 16,753 1,807 18,560 16,249 1,731 17,980 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Itaú Social Foundation – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports current projects and initiatives arranged or sponsored by accredited entities of the Itaú Social Program. Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.105

· Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 12/31/2018 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Loan operations 102 144 3 5 4 6 2.35% to 6% Alpargatas S.A. 28 49 1 5 1 6 113% CDI Other 74 95 2 - 3 - Deposits - (70) (1) - (1) - Olímpia Promoção e Serviços S.A. - - (1) - (1) - Other - (70) - - - - Deposits received under securities repurchase agreements (182) (29) (3) (1) (6) (1) 76% to 97.5% CDI Duratex S.A. (45) (19) (1) (1) (1) (1) 75% to 96% CDI Other (137) (10) (2) - (5) - Amounts receivable from (payable to) related companies / Banking service fees (expenses) (130) (92) (31) 11 (18) 22 Itaú Unibanco Foundation - Supplemtary Pensions (98) (98) 14 13 27 25 Other (32) 6 (45) (2) (45) (3) Rent revenues (expenses) - - (11) (14) (23) (26) Itaú Unibanco Foundation - Supplemtary Pensions - - (9) (12) (18) (21) Other - - (2) (2) (5) (5) Donation expenses - - - (38) (35) (63) Itaú Cultural Institute - - - (38) (35) (63) Sponsorship expenses - - - (1) - (20) Itaú Cubo Coworking Association - - - - - (19) Itaú Viver Mais Association - - - (1) - (1) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Fees (137) (118) (275) (258) Profit sharing (81) (60) (173) (104) Post-employment benefits (1) (2) (5) (5) Share-based payment plan (52) (71) (134) (103) (271) (251) (587) (470) Total Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.106 · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 12/31/2018 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Loan operations 102 144 3 5 4 6 2.35% to 6% Alpargatas S.A. 28 49 1 5 1 6 113% CDI Other 74 95 2 - 3 - Deposits - (70) (1) - (1) - Olímpia Promoção e Serviços S.A. - - (1) - (1) - Other - (70) - - - - Deposits received under securities repurchase agreements (182) (29) (3) (1) (6) (1) 76% to 97.5% CDI Duratex S.A. (45) (19) (1) (1) (1) (1) 75% to 96% CDI Other (137) (10) (2) - (5) - Amounts receivable from (payable to) related companies / Banking service fees (expenses) (130) (92) (31) 11 (18) 22 Itaú Unibanco Foundation - Supplemtary Pensions (98) (98) 14 13 27 25 Other (32) 6 (45) (2) (45) (3) Rent revenues (expenses) - - (11) (14) (23) (26) Itaú Unibanco Foundation - Supplemtary Pensions - - (9) (12) (18) (21) Other - - (2) (2) (5) (5) Donation expenses - - - (38) (35) (63) Itaú Cultural Institute - - - (38) (35) (63) Sponsorship expenses - - - (1) - (20) Itaú Cubo Coworking Association - - - - - (19) Itaú Viver Mais Association - - - (1) - (1) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2019 06/30/2018 06/30/2019 06/30/2018 Fees (137) (118) (275) (258) Profit sharing (81) (60) (173) (104) Post-employment benefits (1) (2) (5) (5) Share-based payment plan (52) (71) (134) (103) (271) (251) (587) (470) Total Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.106

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. · Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.107 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. · Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.107

· Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. · Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, shareholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.108 · Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. · Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, shareholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.108

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4e. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.109 For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4e. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.109

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, for which the figure is 45 days, due to the payment dynamics for onlending. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. (*) Default parameters are: 90 days with no payments made ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. 1.4 Maximum Exposure of Financial Assets to Credit Risk 06/30/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,030,988 315,187 1,346,175 1,027,193 303,535 1,330,728 At Amortized Cost 762,099 248,807 1,010,906 756,993 237,766 994,759 Interbank deposits 7,951 22,139 30,090 6,239 20,181 26,420 Securities purchased under agreements to resell 256,443 1,549 257,992 279,353 783 280,136 Securities 98,503 19,843 118,346 90,234 20,161 110,395 Loan operations and lease operations 359,406 196,952 556,358 345,501 190,590 536,091 Other financial assets 64,427 15,384 79,811 61,875 13,215 75,090 (-) Provision for Expected Loss (24,631) (7,060) (31,691) (26,209) (7,164) (33,373) At Fair Value Through Other Comprehensive Income 20,345 33,436 53,781 9,089 40,234 49,323 Securities 20,345 33,436 53,781 9,089 40,234 49,323 At Fair Value Through Profit or Loss 248,544 32,944 281,488 261,111 25,535 286,646 Securities 237,449 12,917 250,366 252,819 10,361 263,180 Derivatives 11,095 20,027 31,122 8,292 15,174 23,466 Financial liabilities - provision for expected loss 3,618 465 4,083 3,355 437 3,792 Loan Commitments 2,625 350 2,975 2,289 312 2,601 Financial Guarantees 993 115 1,108 1,066 125 1,191 Off balance sheet 323,605 50,052 373,657 300,522 49,173 349,695 Financial Guarantees 51,998 12,661 64,659 53,443 12,662 66,105 Letters of credit to be released 12,515 - 12,515 10,747 - 10,747 Loan commitments 259,092 37,391 296,483 236,332 36,511 272,843 Mortgage loans 3,755 - 3,755 3,403 - 3,403 Overdraft accounts 116,973 - 116,973 110,454 - 110,454 Credit cards 136,722 2,703 139,425 120,862 2,961 123,823 Other pre-approved limits 1,642 34,688 36,330 1,613 33,550 35,163 Total 1,350,975 364,774 1,715,749 1,324,360 352,271 1,676,631 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.110 For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, for which the figure is 45 days, due to the payment dynamics for onlending. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. (*) Default parameters are: 90 days with no payments made ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. 1.4 Maximum Exposure of Financial Assets to Credit Risk 06/30/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,030,988 315,187 1,346,175 1,027,193 303,535 1,330,728 At Amortized Cost 762,099 248,807 1,010,906 756,993 237,766 994,759 Interbank deposits 7,951 22,139 30,090 6,239 20,181 26,420 Securities purchased under agreements to resell 256,443 1,549 257,992 279,353 783 280,136 Securities 98,503 19,843 118,346 90,234 20,161 110,395 Loan operations and lease operations 359,406 196,952 556,358 345,501 190,590 536,091 Other financial assets 64,427 15,384 79,811 61,875 13,215 75,090 (-) Provision for Expected Loss (24,631) (7,060) (31,691) (26,209) (7,164) (33,373) At Fair Value Through Other Comprehensive Income 20,345 33,436 53,781 9,089 40,234 49,323 Securities 20,345 33,436 53,781 9,089 40,234 49,323 At Fair Value Through Profit or Loss 248,544 32,944 281,488 261,111 25,535 286,646 Securities 237,449 12,917 250,366 252,819 10,361 263,180 Derivatives 11,095 20,027 31,122 8,292 15,174 23,466 Financial liabilities - provision for expected loss 3,618 465 4,083 3,355 437 3,792 Loan Commitments 2,625 350 2,975 2,289 312 2,601 Financial Guarantees 993 115 1,108 1,066 125 1,191 Off balance sheet 323,605 50,052 373,657 300,522 49,173 349,695 Financial Guarantees 51,998 12,661 64,659 53,443 12,662 66,105 Letters of credit to be released 12,515 - 12,515 10,747 - 10,747 Loan commitments 259,092 37,391 296,483 236,332 36,511 272,843 Mortgage loans 3,755 - 3,755 3,403 - 3,403 Overdraft accounts 116,973 - 116,973 110,454 - 110,454 Credit cards 136,722 2,703 139,425 120,862 2,961 123,823 Other pre-approved limits 1,642 34,688 36,330 1,613 33,550 35,163 Total 1,350,975 364,774 1,715,749 1,324,360 352,271 1,676,631 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.110

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial collaterals and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loans and Financial Lease Operations 06/30/2019% 12/31/2018 % Industry and commerce 122,887 22.1 115,225 21.5 Services 120,143 21.6 119,487 22.3 Other sectors 28,362 5.1 29,388 5.5 Individuals 284,966 51.2 271,991 50.7 Total 556,358 100.0 536,091 100.0 (*) Other financial assets 06/30/2019% 12/31/2018 % Public sector 324,395 43.7 330,730 43.9 Services 105,504 14.3 92,562 12.3 Other sectors 23,716 3.2 23,072 3.1 Financial 288,082 38.8 306,556 40.7 Total 741,697 100.0 752,920 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for loans and financial lease operations. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.111 Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial collaterals and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loans and Financial Lease Operations 06/30/2019% 12/31/2018 % Industry and commerce 122,887 22.1 115,225 21.5 Services 120,143 21.6 119,487 22.3 Other sectors 28,362 5.1 29,388 5.5 Individuals 284,966 51.2 271,991 50.7 Total 556,358 100.0 536,091 100.0 (*) Other financial assets 06/30/2019% 12/31/2018 % Public sector 324,395 43.7 330,730 43.9 Services 105,504 14.3 92,562 12.3 Other sectors 23,716 3.2 23,072 3.1 Financial 288,082 38.8 306,556 40.7 Total 741,697 100.0 752,920 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for loans and financial lease operations. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.111

1.4.2 By type and classification of credit risk Operations and lease operations 06/30/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 185,062 191,571 858 377,491 19,305 7,593 - 26,898 19,294 708 - 20,002 223,661 199,872 858 424,391 Corporate 92,739 18,098 44,922 155,759 1,217 32 708 1,957 8,564 105 3,727 12,396 102,520 18,235 49,357 170,112 Micro/Small and medium companies 63,853 44,643 2,952 111,448 6,377 2,055 44 8,476 5,352 204 48 5,604 75,582 46,902 3,044 125,528 Foreign loans - Latin America 133,307 29,517 10,942 173,766 15,384 1,668 343 17,395 5,904 289 115 6,308 154,595 31,474 11,400 197,469 Total 474,961 283,829 59,674 818,464 42,283 11,348 1,095 54,726 39,114 1,306 3,890 44,310 556,358 296,483 64,659 917,500% 58.0% 34.8% 7.2% 100.0% 77.3% 20.7% 2.0% 100.0% 88.3% 2.9% 8.8% 100.0% 60.6% 32.4% 7.0% 100.0% 12/31/2018 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 177,488 174,666 1,014 353,168 17,029 6,784 - 23,813 18,047 687 - 18,734 212,564 182,137 1,014 395,715 Corporate 90,716 16,054 45,361 152,131 2,222 83 1,681 3,986 9,705 143 4,148 13,996 102,643 16,280 51,190 170,113 Micro/Small and medium companies 57,099 40,105 2,472 99,676 5,875 1,834 69 7,778 5,838 185 94 6,117 68,812 42,124 2,635 113,571 Foreign loans - Latin America 134,323 29,090 10,842 174,255 11,768 2,969 395 15,132 5,981 243 29 6,253 152,072 32,302 11,266 195,640 Total 459,626 259,915 59,689 779,230 36,894 11,670 2,145 50,709 39,571 1,258 4,271 45,100 536,091 272,843 66,105 875,039% 59.0% 33.3% 7.7% 100.0% 72.8% 23.0% 4.2% 100.0% 87.7% 2.8% 9.5% 100.0% 61.3% 31.1% 7.6% 100.0% 06/30/2019 12/31/2018 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 402,045 4,300 - 399,128 385,847 4,536 - 382,925 Satisfactory 71,946 19,494 - 91,440 72,921 19,723 - 92,644 Higher Risk 970 18,489 - 26,676 859 12,635 - 20,951 Credit-Impaired - - 39,114 39,114 - - 39,571 39,571 Total 474,961 42,283 39,114 556,358 459,626 36,894 39,571 536,091% 85.4 7.6 7.0 100.0 85.7 6.9 7.4 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.112 1.4.2 By type and classification of credit risk Operations and lease operations 06/30/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 185,062 191,571 858 377,491 19,305 7,593 - 26,898 19,294 708 - 20,002 223,661 199,872 858 424,391 Corporate 92,739 18,098 44,922 155,759 1,217 32 708 1,957 8,564 105 3,727 12,396 102,520 18,235 49,357 170,112 Micro/Small and medium companies 63,853 44,643 2,952 111,448 6,377 2,055 44 8,476 5,352 204 48 5,604 75,582 46,902 3,044 125,528 Foreign loans - Latin America 133,307 29,517 10,942 173,766 15,384 1,668 343 17,395 5,904 289 115 6,308 154,595 31,474 11,400 197,469 Total 474,961 283,829 59,674 818,464 42,283 11,348 1,095 54,726 39,114 1,306 3,890 44,310 556,358 296,483 64,659 917,500% 58.0% 34.8% 7.2% 100.0% 77.3% 20.7% 2.0% 100.0% 88.3% 2.9% 8.8% 100.0% 60.6% 32.4% 7.0% 100.0% 12/31/2018 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 177,488 174,666 1,014 353,168 17,029 6,784 - 23,813 18,047 687 - 18,734 212,564 182,137 1,014 395,715 Corporate 90,716 16,054 45,361 152,131 2,222 83 1,681 3,986 9,705 143 4,148 13,996 102,643 16,280 51,190 170,113 Micro/Small and medium companies 57,099 40,105 2,472 99,676 5,875 1,834 69 7,778 5,838 185 94 6,117 68,812 42,124 2,635 113,571 Foreign loans - Latin America 134,323 29,090 10,842 174,255 11,768 2,969 395 15,132 5,981 243 29 6,253 152,072 32,302 11,266 195,640 Total 459,626 259,915 59,689 779,230 36,894 11,670 2,145 50,709 39,571 1,258 4,271 45,100 536,091 272,843 66,105 875,039% 59.0% 33.3% 7.7% 100.0% 72.8% 23.0% 4.2% 100.0% 87.7% 2.8% 9.5% 100.0% 61.3% 31.1% 7.6% 100.0% 06/30/2019 12/31/2018 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 402,045 4,300 - 399,128 385,847 4,536 - 382,925 Satisfactory 71,946 19,494 - 91,440 72,921 19,723 - 92,644 Higher Risk 970 18,489 - 26,676 859 12,635 - 20,951 Credit-Impaired - - 39,114 39,114 - - 39,571 39,571 Total 474,961 42,283 39,114 556,358 459,626 36,894 39,571 536,091% 85.4 7.6 7.0 100.0 85.7 6.9 7.4 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.112

Other financial assets 06/30/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 3,401 3,455 3,206 - - 908 195 Government securities 324,233 320,774 324,233 - - - - Brazilian government 289,883 286,352 289,883 - - - - Other Public - 36 - - - - - Other countries 34,350 34,386 34,350 - - - - Argentina 1,565 1,555 1,565 - - - - United States 2,059 2,064 2,059 - - - - Mexico 6,003 6,003 6,003 - - - - Italy 111 111 111 - - - - Spain 3,105 3,105 3,105 - - - - Korea 3,432 3,432 3,432 - - - - Chile 11,423 11,362 11,423 - - - - Paraguay 1,435 1,578 1,435 - - - - Uruguay 739 742 739 - - - - Colombia 4,095 4,051 4,095 - - - - France 327 327 327 - - - - Panama 20 20 20 - - - - Germany 22 22 22 - - - - Other 14 14 14 - - - - Corporate securities 91,941 87,335 87,567 604 332 6,859 4,042 Rural product note 4,197 4,065 4,057 42 38 188 102 Real estate receivables certificates 9,039 8,953 8,998 19 19 22 22 Bank deposit certificate 1,244 1,244 1,244 - - - - Debentures 37,790 33,740 33,621 343 261 6,448 3,908 Eurobonds and other 4,388 4,370 4,388 - - - - Financial bills 19,866 19,861 19,861 5 5 - - Promissory notes 2,557 2,560 2,557 - - - - Others 12,860 12,542 12,841 195 9 201 10 Total 419,575 411,564 415,006 604 332 7,767 4,237 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.113 Other financial assets 06/30/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 3,401 3,455 3,206 - - 908 195 Government securities 324,233 320,774 324,233 - - - - Brazilian government 289,883 286,352 289,883 - - - - Other Public - 36 - - - - - Other countries 34,350 34,386 34,350 - - - - Argentina 1,565 1,555 1,565 - - - - United States 2,059 2,064 2,059 - - - - Mexico 6,003 6,003 6,003 - - - - Italy 111 111 111 - - - - Spain 3,105 3,105 3,105 - - - - Korea 3,432 3,432 3,432 - - - - Chile 11,423 11,362 11,423 - - - - Paraguay 1,435 1,578 1,435 - - - - Uruguay 739 742 739 - - - - Colombia 4,095 4,051 4,095 - - - - France 327 327 327 - - - - Panama 20 20 20 - - - - Germany 22 22 22 - - - - Other 14 14 14 - - - - Corporate securities 91,941 87,335 87,567 604 332 6,859 4,042 Rural product note 4,197 4,065 4,057 42 38 188 102 Real estate receivables certificates 9,039 8,953 8,998 19 19 22 22 Bank deposit certificate 1,244 1,244 1,244 - - - - Debentures 37,790 33,740 33,621 343 261 6,448 3,908 Eurobonds and other 4,388 4,370 4,388 - - - - Financial bills 19,866 19,861 19,861 5 5 - - Promissory notes 2,557 2,560 2,557 - - - - Others 12,860 12,542 12,841 195 9 201 10 Total 419,575 411,564 415,006 604 332 7,767 4,237 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.113

12/31/2018 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 4,326 4,335 4,129 - - 918 197 Government securities 327,720 325,734 327,546 232 174 - - Brazilian government 300,172 298,120 299,998 232 174 - - Other countries 27,548 27,614 27,548 - - - - Argentina 1,129 1,121 1,129 - - - - United States 2,754 2,770 2,754 - - - - Mexico 2,378 2,378 2,378 - - - - Italy 115 115 115 - - - - Spain 2,411 2,411 2,411 - - - - Korea 1,385 1,385 1,385 - - - - Chile 8,211 8,204 8,211 - - - - Paraguay 1,530 1,602 1,530 - - - - Uruguay 652 656 652 - - - - Colombia 6,065 6,054 6,065 - - - - France 891 891 891 - - - - Germany 22 22 22 - - - - Other 5 5 5 - - - - Corporate securities 87,206 82,438 82,301 3,908 2,937 4,957 1,968 Rural product note 4,003 3,855 3,848 - - 326 155 Real estate receivables certificates 10,926 10,419 10,436 55 55 793 435 Bank deposit certificate 2,145 2,145 2,145 - - - - Debentures 30,950 27,306 27,068 3,323 2,557 3,563 1,325 Eurobonds and other 6,895 6,950 6,895 - - - - Financial bills 19,724 19,724 19,724 - - - - Promissory notes 1,490 1,465 1,463 15 15 24 12 Others 11,073 10,574 10,722 515 310 251 41 Total 419,252 412,507 413,976 4,140 3,111 5,875 2,165 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.114 12/31/2018 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 4,326 4,335 4,129 - - 918 197 Government securities 327,720 325,734 327,546 232 174 - - Brazilian government 300,172 298,120 299,998 232 174 - - Other countries 27,548 27,614 27,548 - - - - Argentina 1,129 1,121 1,129 - - - - United States 2,754 2,770 2,754 - - - - Mexico 2,378 2,378 2,378 - - - - Italy 115 115 115 - - - - Spain 2,411 2,411 2,411 - - - - Korea 1,385 1,385 1,385 - - - - Chile 8,211 8,204 8,211 - - - - Paraguay 1,530 1,602 1,530 - - - - Uruguay 652 656 652 - - - - Colombia 6,065 6,054 6,065 - - - - France 891 891 891 - - - - Germany 22 22 22 - - - - Other 5 5 5 - - - - Corporate securities 87,206 82,438 82,301 3,908 2,937 4,957 1,968 Rural product note 4,003 3,855 3,848 - - 326 155 Real estate receivables certificates 10,926 10,419 10,436 55 55 793 435 Bank deposit certificate 2,145 2,145 2,145 - - - - Debentures 30,950 27,306 27,068 3,323 2,557 3,563 1,325 Eurobonds and other 6,895 6,950 6,895 - - - - Financial bills 19,724 19,724 19,724 - - - - Promissory notes 1,490 1,465 1,463 15 15 24 12 Others 11,073 10,574 10,722 515 310 251 41 Total 419,252 412,507 413,976 4,140 3,111 5,875 2,165 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.114

Other Financial Assets - Internal Classification by Level of Risk 06/30/2019 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 288,082 112,158 280,920 53,781 734,941 Medium - 3,583 167 - 3,750 High - 2,605 401 - 3,006 Total 288,082 118,346 281,488 53,781 741,697% 38.8 16.0 38.0 7.2 100.0 (*) Includes Derivatives in the amount of R$ 31,122 at 06/30/2019. 12/31/2018 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 306,556 103,157 284,896 49,323 743,932 Medium - 3,645 1,340 - 4,985 High - 3,593 410 - 4,003 Total 306,556 110,395 286,646 49,323 752,920% 40.6 14.7 38.1 6.6 100.0 (*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.115 Other Financial Assets - Internal Classification by Level of Risk 06/30/2019 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 288,082 112,158 280,920 53,781 734,941 Medium - 3,583 167 - 3,750 High - 2,605 401 - 3,006 Total 288,082 118,346 281,488 53,781 741,697% 38.8 16.0 38.0 7.2 100.0 (*) Includes Derivatives in the amount of R$ 31,122 at 06/30/2019. 12/31/2018 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 306,556 103,157 284,896 49,323 743,932 Medium - 3,645 1,340 - 4,985 High - 3,593 410 - 4,003 Total 306,556 110,395 286,646 49,323 752,920% 40.6 14.7 38.1 6.6 100.0 (*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.115

1.4.3 Collateral for loans and financial lease operations 06/30/2019 12/31/2018 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 62,242 163,075 1,275 1,200 57,842 145,775 1,054 993 (1) Personal 762 2,358 858 810 643 1,949 753 711 (2) Vehicles 15,897 35,433 414 389 15,173 35,266 298 280 (3) Mortgage loans 45,583 125,284 3 1 42,026 108,560 3 2 (4) Micro/Small and medium companies 112,674 371,116 10,793 7,859 112,508 293,724 13,870 10,267 (4) Foreign loans - Latin America 119,788 253,179 11,420 3,485 117,094 246,462 11,242 3,758 Total 294,704 787,370 23,488 12,544 287,444 685,961 26,166 15,018 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loans and financial lease operations, R$ 238,166 (R$ 222,481 at 12/31/2018) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.116 1.4.3 Collateral for loans and financial lease operations 06/30/2019 12/31/2018 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 62,242 163,075 1,275 1,200 57,842 145,775 1,054 993 (1) Personal 762 2,358 858 810 643 1,949 753 711 (2) Vehicles 15,897 35,433 414 389 15,173 35,266 298 280 (3) Mortgage loans 45,583 125,284 3 1 42,026 108,560 3 2 (4) Micro/Small and medium companies 112,674 371,116 10,793 7,859 112,508 293,724 13,870 10,267 (4) Foreign loans - Latin America 119,788 253,179 11,420 3,485 117,094 246,462 11,242 3,758 Total 294,704 787,370 23,488 12,544 287,444 685,961 26,166 15,018 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loans and financial lease operations, R$ 238,166 (R$ 222,481 at 12/31/2018) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.116

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 182 (R$ 219 from 01/01 to 06/30/2018), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of shareholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.117 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 182 (R$ 219 from 01/01 to 06/30/2018), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of shareholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.117

· Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. The document “Public Access Report – Market Risk“, which includes the guidelines established by our market risk control policy, is not an integral part of the financial statements, but may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see the chapter on Market Risk in the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From January 1 to June 30, 2019, the average total VaR in Historical Simulation was R$ 373.4 ou 0.29% of total stockholders’ equity (R$ 399.3 or 0.26% of total stockholders’ equity 01/01 to 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.118 · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. The document “Public Access Report – Market Risk“, which includes the guidelines established by our market risk control policy, is not an integral part of the financial statements, but may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see the chapter on Market Risk in the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From January 1 to June 30, 2019, the average total VaR in Historical Simulation was R$ 373.4 ou 0.29% of total stockholders’ equity (R$ 399.3 or 0.26% of total stockholders’ equity 01/01 to 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.118

VaR Total (Historical Simulation) (Reais million) (1) (1) 06/30/2019 12/31/2018 Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by risk factor group 846.0 727.7 959.7 813.7 851.4 720.0 1,042.9 898.4 Interest rates Currencies 29.8 12.3 53.7 12.3 24.7 12.7 45.2 37.3 Shares 35.2 18.4 57.4 26.4 39.2 23.6 58.5 50.1 1.6 0.7 3.0 1.7 1.6 0.6 3.1 1.0 Commodities Effect of diversification (524.2) (605.3) Total risk 373.4 297.8 471.9 329.9 399.3 294.7 603.6 381.5 (1) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.119 VaR Total (Historical Simulation) (Reais million) (1) (1) 06/30/2019 12/31/2018 Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by risk factor group 846.0 727.7 959.7 813.7 851.4 720.0 1,042.9 898.4 Interest rates Currencies 29.8 12.3 53.7 12.3 24.7 12.7 45.2 37.3 Shares 35.2 18.4 57.4 26.4 39.2 23.6 58.5 50.1 1.6 0.7 3.0 1.7 1.6 0.6 3.1 1.0 Commodities Effect of diversification (524.2) (605.3) Total risk 373.4 297.8 471.9 329.9 399.3 294.7 603.6 381.5 (1) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.119

2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 06/30/2019 12/31/2018 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 263,517 384,252 124,154 409,574 200,079 1,381,576 277,164 394,168 100,598 404,069 197,904 1,373,903 Financial assets Central Bank compulsory deposits 86,444 - - - - 86,444 88,548 - - - - 88,548 At amortized cost Interbank deposits 21,546 4,852 2,015 1,634 41 30,088 19,181 4,815 1,730 688 - 26,414 Securities purchased under agreements to resell 47,400 210,270 - 183 136 257,989 64,677 215,352 - 12 91 280,132 Securities 1,475 8,122 10,716 52,714 42,401 115,428 1,007 7,320 5,792 50,969 41,661 106,749 Loan and lease operations 82,721 147,125 80,847 170,277 75,388 556,358 78,709 140,057 70,792 167,517 79,016 536,091 At fair value through other comprehensive income 1,273 4,123 4,712 28,910 14,763 53,781 1,915 4,743 4,026 21,649 16,990 49,323 At fair value through profit and loss Securities 17,867 6,511 21,694 144,270 60,024 250,366 19,140 17,810 15,945 154,171 56,114 263,180 Derivatives 4,791 3,249 4,170 11,586 7,326 31,122 3,987 4,071 2,313 9,063 4,032 23,466 Financial liabilities 532,745 84,521 81,193 278,802 73,199 1,050,460 514,263 89,354 70,062 319,392 60,367 1,053,438 At amortized cost Deposits 269,452 31,054 15,319 146,409 1,025 463,259 248,913 36,856 22,063 146,288 9,304 463,424 Securities sold under repurchase agreements 240,215 4,661 2,625 25,115 25,465 298,081 254,052 9,713 7,756 40,877 17,839 330,237 Interbank market funds 16,917 33,493 48,878 47,748 2,942 149,978 7,438 33,869 31,869 58,375 3,119 134,670 Institutional market funds 1,934 10,790 8,024 41,722 37,216 99,686 314 3,631 4,579 58,513 26,937 93,974 Capitalization plans 384 1,234 985 909 - 3,512 374 1,202 960 886 - 3,422 At fair value through profit and loss Derivatives 3,843 3,274 5,342 16,822 6,471 35,752 3,168 4,070 2,815 14,360 3,106 27,519 Structured notes - 15 20 77 80 192 4 13 20 93 62 192 (1) Difference assets / liabilities (269,228) 299,731 42,961 130,772 126,880 331,116 (237,099) 304,814 30,536 84,677 137,537 320,465 Cumulative difference (269,228) 30,503 73,464 204,236 331,116 (237,099) 67,715 98,251 182,928 320,465 Ratio of cumulative difference to total interest-bearing assets (19.5%) 2.2% 5.3% 14.8% 24.0% (17.3%) 4.9% 7.2% 13.3% 23.3% (1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.120 2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 06/30/2019 12/31/2018 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 263,517 384,252 124,154 409,574 200,079 1,381,576 277,164 394,168 100,598 404,069 197,904 1,373,903 Financial assets Central Bank compulsory deposits 86,444 - - - - 86,444 88,548 - - - - 88,548 At amortized cost Interbank deposits 21,546 4,852 2,015 1,634 41 30,088 19,181 4,815 1,730 688 - 26,414 Securities purchased under agreements to resell 47,400 210,270 - 183 136 257,989 64,677 215,352 - 12 91 280,132 Securities 1,475 8,122 10,716 52,714 42,401 115,428 1,007 7,320 5,792 50,969 41,661 106,749 Loan and lease operations 82,721 147,125 80,847 170,277 75,388 556,358 78,709 140,057 70,792 167,517 79,016 536,091 At fair value through other comprehensive income 1,273 4,123 4,712 28,910 14,763 53,781 1,915 4,743 4,026 21,649 16,990 49,323 At fair value through profit and loss Securities 17,867 6,511 21,694 144,270 60,024 250,366 19,140 17,810 15,945 154,171 56,114 263,180 Derivatives 4,791 3,249 4,170 11,586 7,326 31,122 3,987 4,071 2,313 9,063 4,032 23,466 Financial liabilities 532,745 84,521 81,193 278,802 73,199 1,050,460 514,263 89,354 70,062 319,392 60,367 1,053,438 At amortized cost Deposits 269,452 31,054 15,319 146,409 1,025 463,259 248,913 36,856 22,063 146,288 9,304 463,424 Securities sold under repurchase agreements 240,215 4,661 2,625 25,115 25,465 298,081 254,052 9,713 7,756 40,877 17,839 330,237 Interbank market funds 16,917 33,493 48,878 47,748 2,942 149,978 7,438 33,869 31,869 58,375 3,119 134,670 Institutional market funds 1,934 10,790 8,024 41,722 37,216 99,686 314 3,631 4,579 58,513 26,937 93,974 Capitalization plans 384 1,234 985 909 - 3,512 374 1,202 960 886 - 3,422 At fair value through profit and loss Derivatives 3,843 3,274 5,342 16,822 6,471 35,752 3,168 4,070 2,815 14,360 3,106 27,519 Structured notes - 15 20 77 80 192 4 13 20 93 62 192 (1) Difference assets / liabilities (269,228) 299,731 42,961 130,772 126,880 331,116 (237,099) 304,814 30,536 84,677 137,537 320,465 Cumulative difference (269,228) 30,503 73,464 204,236 331,116 (237,099) 67,715 98,251 182,928 320,465 Ratio of cumulative difference to total interest-bearing assets (19.5%) 2.2% 5.3% 14.8% 24.0% (17.3%) 4.9% 7.2% 13.3% 23.3% (1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.120

2.1.2 Currency risk The table below shows the accounting exposure to currency risk of financial assets and liabilities and reflects ITAÚ UNIBANCO HOLDING’s currency risk management. 06/30/2019 Chilean Dollar Other Total Peso Net exposure of financial instruments (54,203) 8,381 14,976 (30,846) 12/31/2018 Chilean Dollar Other Total Peso Net exposure of financial instruments (38,190) 7,647 15,418 (15,125) 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. The document Public Access Report - Liquidity Risk, that expresses our internal policy guidelines on liquidity risk, is not part of the financial statements, but may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: · Different scenarios projected for changes in liquidity; · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.121 2.1.2 Currency risk The table below shows the accounting exposure to currency risk of financial assets and liabilities and reflects ITAÚ UNIBANCO HOLDING’s currency risk management. 06/30/2019 Chilean Dollar Other Total Peso Net exposure of financial instruments (54,203) 8,381 14,976 (30,846) 12/31/2018 Chilean Dollar Other Total Peso Net exposure of financial instruments (38,190) 7,647 15,418 (15,125) 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. The document Public Access Report - Liquidity Risk, that expresses our internal policy guidelines on liquidity risk, is not part of the financial statements, but may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: · Different scenarios projected for changes in liquidity; · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.121

3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 42.7% or R$ 277.9 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. 06/30/2019 12/31/2018 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 269,451 463,259 - 248,913 463,424 - Demand deposits 73,352 73,352 11.3 72,581 72,581 11.2 Savings deposits 137,568 137,568 21.1 136,865 136,865 21.2 Time deposits 57,841 250,522 38.5 37,784 251,300 38.9 Other 690 1,817 0.3 1,683 2,678 0.4 Proceeds of acceptances and securities (1) issues 6,915 125,336 19.3 2,285 111,566 17.3 (2) Funds from own issue 1,486 10,427 1.6 1,831 21,417 3.3 Subordinated debt 13 51,968 8.0 2 49,313 7.6 Total 277,865 650,990 100.0 253,031 645,720 100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2019, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets (cash and cash equivalents, securities purchased under agreements to resell - funded position and government securities – free as shown in the table Undiscounted future flows – Financial assets) totaled R$ 161.7 billion and accounted for 58.2% of the short term redeemable obligations, 24.8% of total funding, and 15.9% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 06/30/2019 12/31/2018 Liquidity indicators % % (1) (2) 58.2 62.7 Net assets / customers funds within 30 days (1) (3) 24.8 24.6 Net assets / total customers funds (1) (4) 15.9 15.8 Net assets / total financial assets (1) Net assets: Cash and cash equivalents, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets; (2) Table Funding from customers table (Total Funding from customers 0-30 days); (3) Table funding from customers (Total funding from customers); (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,017,685 (R$ 1,001,240 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.122 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 42.7% or R$ 277.9 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. 06/30/2019 12/31/2018 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 269,451 463,259 - 248,913 463,424 - Demand deposits 73,352 73,352 11.3 72,581 72,581 11.2 Savings deposits 137,568 137,568 21.1 136,865 136,865 21.2 Time deposits 57,841 250,522 38.5 37,784 251,300 38.9 Other 690 1,817 0.3 1,683 2,678 0.4 Proceeds of acceptances and securities (1) issues 6,915 125,336 19.3 2,285 111,566 17.3 (2) Funds from own issue 1,486 10,427 1.6 1,831 21,417 3.3 Subordinated debt 13 51,968 8.0 2 49,313 7.6 Total 277,865 650,990 100.0 253,031 645,720 100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2019, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets (cash and cash equivalents, securities purchased under agreements to resell - funded position and government securities – free as shown in the table Undiscounted future flows – Financial assets) totaled R$ 161.7 billion and accounted for 58.2% of the short term redeemable obligations, 24.8% of total funding, and 15.9% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 06/30/2019 12/31/2018 Liquidity indicators % % (1) (2) 58.2 62.7 Net assets / customers funds within 30 days (1) (3) 24.8 24.6 Net assets / total customers funds (1) (4) 15.9 15.8 Net assets / total financial assets (1) Net assets: Cash and cash equivalents, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets; (2) Table Funding from customers table (Total Funding from customers 0-30 days); (3) Table funding from customers (Total funding from customers); (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,017,685 (R$ 1,001,240 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.122

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: 06/30/2019 12/31/2018 Undiscounted future flows, except for derivatives which are fair value 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Financial assets Total Total days days days days days days days days Cash and cash equivalents 33,242 - - - 33,242 37,159 - - - 37,159 Interbank investments 78,894 196,878 1,414 468 277,654 115,278 182,606 468 322 298,674 (2) 19,602 - - - 19,602 45,335 - - - 45,335 Securities purchased under agreements to resell – Funded position Securities purchased under agreements to resell – Financed position 37,738 189,849 - - 227,587 50,741 175,857 - 10 226,608 (4) 21,554 7,029 1,414 468 30,465 19,202 6,749 468 312 26,731 Interbank deposits Securities 113,115 10,513 10,437 89,627 223,692 82,144 17,255 17,853 98,531 215,783 Government securities - available 104,663 308 299 4,928 110,198 72,026 292 292 5,315 77,925 Government securities – under repurchase commitments 474 2,681 6,421 25,641 35,217 52 6,321 12,671 32,811 51,855 Private securities - available 7,978 7,329 2,766 46,273 64,346 10,066 9,406 4,185 49,003 72,660 Private securities – under repurchase commitments - 195 951 12,785 13,931 - 1,236 705 11,402 13,343 Derivative financial instruments 4,791 7,419 4,748 14,164 31,122 3,987 6,384 4,069 9,026 23,466 Net position 4,791 7,419 4,748 14,164 31,122 3,987 6,384 4,069 9,026 23,466 Swaps 54 2,700 4,018 13,480 20,252 705 1,132 2,881 8,331 13,049 Options 559 2,277 544 210 3,590 1,167 1,890 975 183 4,215 Forwards (onshore) 2,910 833 5 - 3,748 893 942 - - 1,835 Other derivatives financial instruments 1,268 1,609 181 474 3,532 1,222 2,420 213 512 4,367 (3) 73,639 172,069 89,715 235,373 570,796 68,829 166,503 88,138 241,919 565,389 Loans and financial operations operationss Total financial assets 303,681 386,879 106,314 339,632 1,136,506 307,397 372,748 110,528 349,798 1,140,471 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 91,851 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 6,544 (R$ 5,120 at 12/31/2018) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 61,708 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 3,385 (R$ 3,993 at 12/31/2018). (4) Includes R$ 15,381 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.123 Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: 06/30/2019 12/31/2018 Undiscounted future flows, except for derivatives which are fair value 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Financial assets Total Total days days days days days days days days Cash and cash equivalents 33,242 - - - 33,242 37,159 - - - 37,159 Interbank investments 78,894 196,878 1,414 468 277,654 115,278 182,606 468 322 298,674 (2) 19,602 - - - 19,602 45,335 - - - 45,335 Securities purchased under agreements to resell – Funded position Securities purchased under agreements to resell – Financed position 37,738 189,849 - - 227,587 50,741 175,857 - 10 226,608 (4) 21,554 7,029 1,414 468 30,465 19,202 6,749 468 312 26,731 Interbank deposits Securities 113,115 10,513 10,437 89,627 223,692 82,144 17,255 17,853 98,531 215,783 Government securities - available 104,663 308 299 4,928 110,198 72,026 292 292 5,315 77,925 Government securities – under repurchase commitments 474 2,681 6,421 25,641 35,217 52 6,321 12,671 32,811 51,855 Private securities - available 7,978 7,329 2,766 46,273 64,346 10,066 9,406 4,185 49,003 72,660 Private securities – under repurchase commitments - 195 951 12,785 13,931 - 1,236 705 11,402 13,343 Derivative financial instruments 4,791 7,419 4,748 14,164 31,122 3,987 6,384 4,069 9,026 23,466 Net position 4,791 7,419 4,748 14,164 31,122 3,987 6,384 4,069 9,026 23,466 Swaps 54 2,700 4,018 13,480 20,252 705 1,132 2,881 8,331 13,049 Options 559 2,277 544 210 3,590 1,167 1,890 975 183 4,215 Forwards (onshore) 2,910 833 5 - 3,748 893 942 - - 1,835 Other derivatives financial instruments 1,268 1,609 181 474 3,532 1,222 2,420 213 512 4,367 (3) 73,639 172,069 89,715 235,373 570,796 68,829 166,503 88,138 241,919 565,389 Loans and financial operations operationss Total financial assets 303,681 386,879 106,314 339,632 1,136,506 307,397 372,748 110,528 349,798 1,140,471 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 91,851 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 6,544 (R$ 5,120 at 12/31/2018) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 61,708 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 3,385 (R$ 3,993 at 12/31/2018). (4) Includes R$ 15,381 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.123

Undiscounted future flows, except for derivatives which are fair value 06/30/2019 12/31/2018 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 243,501 70,234 16,702 186,766 517,203 246,729 62,909 16,674 191,131 517,443 Demand deposits 73,352 - - - 73,352 72,581 - - - 72,581 Savings deposits 137,568 - - - 137,568 136,865 - - - 136,865 Time deposit 31,818 69,399 16,584 186,624 304,425 35,450 62,185 16,647 190,984 305,266 Interbank deposits 760 835 118 142 1,855 1,830 724 27 147 2,728 Other deposits 3 - - - 3 3 - - - 3 Compulsory deposits (38,247) (15,874) (3,614) (34,116) (91,851) (39,116) (15,228) (3,831) (35,973) (94,148) Demand deposits (5,407) - - - (5,407) (5,600) - - - (5,600) Savings deposits (25,108) - - - (25,108) (24,695) - - - (24,695) Time deposit (7,732) (15,874) (3,614) (34,116) (61,336) (8,821) (15,228) (3,831) (35,973) (63,853) (1) 282,016 5,787 4,658 25,886 318,347 275,395 16,557 10,933 42,349 345,234 Securities sold under repurchase agreements Government securities 238,928 467 1,055 24,956 265,406 232,776 2,856 7,353 38,752 281,737 Private securities 10,940 5,320 3,603 930 20,793 10,910 13,701 3,580 3,597 31,788 Foreign 32,148 - - - 32,148 31,709 - - - 31,709 (2) 5,262 48,150 30,192 56,174 139,778 2,189 32,950 39,077 53,626 127,842 Proceeds of acceptances and securities issues (3) 7,204 52,807 10,808 9,601 80,420 6,304 45,668 11,541 11,840 75,353 Loans and onlending obligations (4) 206 6,157 7,329 50,436 64,128 154 2,658 6,264 52,453 61,529 Subordinated debt Derivative financial instruments 3,843 8,616 8,382 14,911 35,752 3,168 6,885 5,672 11,794 27,519 Net position 3,843 8,616 8,382 14,911 35,752 3,168 6,885 5,672 11,794 27,519 Swaps 33 4,803 7,416 14,146 26,398 923 3,002 4,687 10,742 19,354 Option 287 2,394 457 264 3,402 883 1,935 823 288 3,929 Forward (onshore) 2,459 - - - 2,459 470 - - - 470 Other derivative financial instruments 1,064 1,419 509 501 3,493 892 1,948 162 764 3,766 Total financial liabilities 503,785 175,877 74,457 309,658 1,063,777 494,823 152,399 86,330 327,220 1,060,772 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.124 Undiscounted future flows, except for derivatives which are fair value 06/30/2019 12/31/2018 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 243,501 70,234 16,702 186,766 517,203 246,729 62,909 16,674 191,131 517,443 Demand deposits 73,352 - - - 73,352 72,581 - - - 72,581 Savings deposits 137,568 - - - 137,568 136,865 - - - 136,865 Time deposit 31,818 69,399 16,584 186,624 304,425 35,450 62,185 16,647 190,984 305,266 Interbank deposits 760 835 118 142 1,855 1,830 724 27 147 2,728 Other deposits 3 - - - 3 3 - - - 3 Compulsory deposits (38,247) (15,874) (3,614) (34,116) (91,851) (39,116) (15,228) (3,831) (35,973) (94,148) Demand deposits (5,407) - - - (5,407) (5,600) - - - (5,600) Savings deposits (25,108) - - - (25,108) (24,695) - - - (24,695) Time deposit (7,732) (15,874) (3,614) (34,116) (61,336) (8,821) (15,228) (3,831) (35,973) (63,853) (1) 282,016 5,787 4,658 25,886 318,347 275,395 16,557 10,933 42,349 345,234 Securities sold under repurchase agreements Government securities 238,928 467 1,055 24,956 265,406 232,776 2,856 7,353 38,752 281,737 Private securities 10,940 5,320 3,603 930 20,793 10,910 13,701 3,580 3,597 31,788 Foreign 32,148 - - - 32,148 31,709 - - - 31,709 (2) 5,262 48,150 30,192 56,174 139,778 2,189 32,950 39,077 53,626 127,842 Proceeds of acceptances and securities issues (3) 7,204 52,807 10,808 9,601 80,420 6,304 45,668 11,541 11,840 75,353 Loans and onlending obligations (4) 206 6,157 7,329 50,436 64,128 154 2,658 6,264 52,453 61,529 Subordinated debt Derivative financial instruments 3,843 8,616 8,382 14,911 35,752 3,168 6,885 5,672 11,794 27,519 Net position 3,843 8,616 8,382 14,911 35,752 3,168 6,885 5,672 11,794 27,519 Swaps 33 4,803 7,416 14,146 26,398 923 3,002 4,687 10,742 19,354 Option 287 2,394 457 264 3,402 883 1,935 823 288 3,929 Forward (onshore) 2,459 - - - 2,459 470 - - - 470 Other derivative financial instruments 1,064 1,419 509 501 3,493 892 1,948 162 764 3,766 Total financial liabilities 503,785 175,877 74,457 309,658 1,063,777 494,823 152,399 86,330 327,220 1,060,772 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.124

06/30/2019 12/31/2018 Off balance commitments 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days 1,143 16,931 7,194 39,391 64,659 1,305 17,314 5,509 41,977 66,105 Financial Guarantees Commitments to be released 117,062 24,638 7,157 147,626 296,483 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 12,515 - - - 12,515 10,747 - - - 10,747 Contractual commitments - Fixed and Intangible assets (Notes 13 and 14) - 183 273 - 456 - 405 273 - 678 Total 130,720 41,752 14,624 187,017 374,113 122,961 43,696 11,578 172,138 350,373 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.125 06/30/2019 12/31/2018 Off balance commitments 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days 1,143 16,931 7,194 39,391 64,659 1,305 17,314 5,509 41,977 66,105 Financial Guarantees Commitments to be released 117,062 24,638 7,157 147,626 296,483 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 12,515 - - - 12,515 10,747 - - - 10,747 Contractual commitments - Fixed and Intangible assets (Notes 13 and 14) - 183 273 - 456 - 405 273 - 678 Total 130,720 41,752 14,624 187,017 374,113 122,961 43,696 11,578 172,138 350,373 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.125

c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operatingl limits imposed by BACEN, is the sum of three items, namely: · Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. · Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. · Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Reference Equity 06/30/2019 12/31/2018 Stockholders’ equity attributable to controlling interests 125,737 131,757 Non-controlling interests 12,428 12,276 Change in interest in subsidiaries in a capital transaction 50 98 Consolidated Stockholders’ Equity (BACEN) 138,215 144,131 Common Equity Tier I Prudential Adjustments (22,717) (20,773) Common Equity Tier I 115,498 123,358 Instruments Eligible to Comprise Additional Tier I 10,769 7,701 Additional Tier I Prudential Adjustments 106 95 Additional Tier I Capital 10,875 7,796 Tier I (Common Equity Tier I + Additional Tier I Capital) 126,373 131,154 Instruments Eligible to Comprise Tier II 11,833 15,778 Tier II Prudential Adjustments 61 96 Tier II 11,894 15,874 Referential Equity (Tier I + Tier II) 138,267 147,028 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.126 c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operatingl limits imposed by BACEN, is the sum of three items, namely: · Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. · Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. · Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Reference Equity 06/30/2019 12/31/2018 Stockholders’ equity attributable to controlling interests 125,737 131,757 Non-controlling interests 12,428 12,276 Change in interest in subsidiaries in a capital transaction 50 98 Consolidated Stockholders’ Equity (BACEN) 138,215 144,131 Common Equity Tier I Prudential Adjustments (22,717) (20,773) Common Equity Tier I 115,498 123,358 Instruments Eligible to Comprise Additional Tier I 10,769 7,701 Additional Tier I Prudential Adjustments 106 95 Additional Tier I Capital 10,875 7,796 Tier I (Common Equity Tier I + Additional Tier I Capital) 126,373 131,154 Instruments Eligible to Comprise Tier II 11,833 15,778 Tier II Prudential Adjustments 61 96 Tier II 11,894 15,874 Referential Equity (Tier I + Tier II) 138,267 147,028 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.126

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of June 2019, totaling R$ 34,915. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 06/30/2019 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 10 2012 2019 IPCA + 4.7% to 5.14% 20 1 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 47 6 2011 2021 109.25% to 110.5% of CDI 14 2,306 2012 2022 IPCA + 5.15% to 5.83% 4,821 20 IGPM + 4.63% 30 2 ,365 Total 4,938 Subordinated euronotes - USD 990 2010 2020 6.20% 3,840 1,000 2010 2021 5.75% 3 ,945 730 2011 2021 5,75% to 6,20% 2,808 550 2012 2021 6.20% 2 ,108 2,600 2012 2022 5,50% to 5,65% 1 0,144 1,851 2012 2023 5.13% 7,132 7,721 Total 2 9,977 Total 3 4,915 II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical Countercyclical additional, the new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Systemic Domestic Product (GDP). III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.127 Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of June 2019, totaling R$ 34,915. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 06/30/2019 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 10 2012 2019 IPCA + 4.7% to 5.14% 20 1 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 47 6 2011 2021 109.25% to 110.5% of CDI 14 2,306 2012 2022 IPCA + 5.15% to 5.83% 4,821 20 IGPM + 4.63% 30 2 ,365 Total 4,938 Subordinated euronotes - USD 990 2010 2020 6.20% 3,840 1,000 2010 2021 5.75% 3 ,945 730 2011 2021 5,75% to 6,20% 2,808 550 2012 2021 6.20% 2 ,108 2,600 2012 2022 5,50% to 5,65% 1 0,144 1,851 2012 2023 5.13% 7,132 7,721 Total 2 9,977 Total 3 4,915 II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical Countercyclical additional, the new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Systemic Domestic Product (GDP). III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.127

06/30/2019 12/31/2018 (1) 724,300 714,969 Credit risk (RWA ) CPAD (2) 41,360 30,270 Market risk (RWA ) MINT (3) Operating risk (RWAP ) 81,341 72,833 OPAD Total risk-weighted assets 847,001 818,072 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Breakdown of Credit Risk Weighted by Credit Risk (RWA ) CPAD 06/30/2019 12/31/2018 Credit Risk Weighted Assets (RWA ) 724,300 714,969 CPAD Marketable securities 40,506 40,276 Loan Operations - Retail 129,621 124,356 Loan Operations - Non-Retail 264,657 256,958 Joint Liabilities - Retail 146 140 Joint Liabilities - Non-Retail 42,867 43,288 Loan Commitments - Retail 36,922 33,871 Loan Commitments - Non-Retail 11,507 10,673 Derivatives – Future potential gain 4,748 4,193 Intermediation 1,350 3,330 Other exposures 191,976 197,884 b)    Market Risk (1) (1) 06/30/2019 12/31/2018 Market Risk Weighted Assets - Standard Aproach (RWA ) 51,700 37,838 MPAD Operations subject to interest rate variations 47,413 30,286 Fixed rate denominated in reais 1,976 2,026 Foreign exchange coupons 37,388 19,633 Price index coupon 8,049 8,627 Operations subject to commodity price variation 900 389 Operations subject to stock price variation 805 362 Operations subject to risk exposures in gold, foreign currency and foreign exchange 2,582 6,801 variation (1) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 41,360 30,270 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 40,008 22,871 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (10,340) (7,568) Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 41,360 30,270 MINT (1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At June 30, 2019, RWA totaled R$ 41,360, which corresponds to 80% of RWA , higher than the capital calculated at internal MINT MPAD models, which totaled R$ 40,008. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.128 06/30/2019 12/31/2018 (1) 724,300 714,969 Credit risk (RWA ) CPAD (2) 41,360 30,270 Market risk (RWA ) MINT (3) Operating risk (RWAP ) 81,341 72,833 OPAD Total risk-weighted assets 847,001 818,072 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Breakdown of Credit Risk Weighted by Credit Risk (RWA ) CPAD 06/30/2019 12/31/2018 Credit Risk Weighted Assets (RWA ) 724,300 714,969 CPAD Marketable securities 40,506 40,276 Loan Operations - Retail 129,621 124,356 Loan Operations - Non-Retail 264,657 256,958 Joint Liabilities - Retail 146 140 Joint Liabilities - Non-Retail 42,867 43,288 Loan Commitments - Retail 36,922 33,871 Loan Commitments - Non-Retail 11,507 10,673 Derivatives – Future potential gain 4,748 4,193 Intermediation 1,350 3,330 Other exposures 191,976 197,884 b) Market Risk (1) (1) 06/30/2019 12/31/2018 Market Risk Weighted Assets - Standard Aproach (RWA ) 51,700 37,838 MPAD Operations subject to interest rate variations 47,413 30,286 Fixed rate denominated in reais 1,976 2,026 Foreign exchange coupons 37,388 19,633 Price index coupon 8,049 8,627 Operations subject to commodity price variation 900 389 Operations subject to stock price variation 805 362 Operations subject to risk exposures in gold, foreign currency and foreign exchange 2,582 6,801 variation (1) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 41,360 30,270 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 40,008 22,871 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (10,340) (7,568) Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 41,360 30,270 MINT (1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At June 30, 2019, RWA totaled R$ 41,360, which corresponds to 80% of RWA , higher than the capital calculated at internal MINT MPAD models, which totaled R$ 40,008. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.128

c) Operational Risk 06/30/2019 12/31/2018 Operating Risk-Weighted Assets (RWA ) 81,341 72,833 OPAD Retail 13,985 12,822 Commercial 27,818 26,214 Corporate finance 2,819 2,697 Negotiation and sales 15,461 11,736 Payments and settlement 8,897 8,282 Financial agent services 4,672 4,343 Asset management 7,661 6,715 Retail brokerage 27 24 IV - Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 16.3% as at June 30, 2019, 1.7 p.p. lower than at December 31, 2018, mainly due to the payment of additional dividends on 2018 earnings. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 70,507 million, well above the ACP of R$ 29,645 million and generously covered by available capital. 06/30/2019 12/31/2018 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 38,115 115,498 4.5% 13.6% 36,813 123,358 4.5% 15.1% Additional Tier I Capital - 10,875 - - - 7,796 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 50,820 126,373 6.0% 14.9% 49,084 131,154 6.0% 16.0% Tier II - 11,894 - - - 15,874 - - Referential Equity (Tier I + Tier II) 67,760 138,267 8.0% 16.3% 70,559 147,028 8.625% 18.0% Amount Required for Additional Capital Buffers (ACP) 29,645 3.5% 19,429 2.375% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 06/30/2019 , fixed assets ratio reached 27.7%, showing a surplus of R$ 30,835. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. V – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.129 c) Operational Risk 06/30/2019 12/31/2018 Operating Risk-Weighted Assets (RWA ) 81,341 72,833 OPAD Retail 13,985 12,822 Commercial 27,818 26,214 Corporate finance 2,819 2,697 Negotiation and sales 15,461 11,736 Payments and settlement 8,897 8,282 Financial agent services 4,672 4,343 Asset management 7,661 6,715 Retail brokerage 27 24 IV - Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 16.3% as at June 30, 2019, 1.7 p.p. lower than at December 31, 2018, mainly due to the payment of additional dividends on 2018 earnings. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 70,507 million, well above the ACP of R$ 29,645 million and generously covered by available capital. 06/30/2019 12/31/2018 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 38,115 115,498 4.5% 13.6% 36,813 123,358 4.5% 15.1% Additional Tier I Capital - 10,875 - - - 7,796 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 50,820 126,373 6.0% 14.9% 49,084 131,154 6.0% 16.0% Tier II - 11,894 - - - 15,874 - - Referential Equity (Tier I + Tier II) 67,760 138,267 8.0% 16.3% 70,559 147,028 8.625% 18.0% Amount Required for Additional Capital Buffers (ACP) 29,645 3.5% 19,429 2.375% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 06/30/2019 , fixed assets ratio reached 27.7%, showing a surplus of R$ 30,835. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. V – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.129

More details on the Recovery Plan can be viewed at www.itau.com.br/relacoes-com-investidores, section “Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3”. VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemic Importance Index. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. More information on the composition of the Leverage Ratio, which is not part of the financial statements, is available at www.itau.com.br/investors-relations, section “Corporate Governance” / Risk and Capital Management - Pillar 3. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plans and capitalization products are properly monitored and reported to the appropriate bodies. The management process of insurance, pension plans and capitalization risks is independent and focuses on the specific nature of each risk. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.130 More details on the Recovery Plan can be viewed at www.itau.com.br/relacoes-com-investidores, section “Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3”. VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemic Importance Index. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. More information on the composition of the Leverage Ratio, which is not part of the financial statements, is available at www.itau.com.br/investors-relations, section “Corporate Governance” / Risk and Capital Management - Pillar 3. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plans and capitalization products are properly monitored and reported to the appropriate bodies. The management process of insurance, pension plans and capitalization risks is independent and focuses on the specific nature of each risk. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.130

ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as biometric, financial and behavioral. · Biometric risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk · Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (*) Impact in Results and Stockholders’ Equity 06/30/2019 12/31/2018 Sensitivity Test Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase (22) 3 15 (1) 5% decrease 21 (4) (16) (1) Risk-free Interest Rates 0.1% increase 60 11 30 8 0.1% decrease (61) (11) (44) (8) Conversion in Income Rates 5% increase (19) - (14) - 5% decrease 19 - 14 - Claims 5% increase - (42) - (37) 5% decrease - 42 - 37 (*) Amounts net of tax effects. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.131 ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as biometric, financial and behavioral. · Biometric risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk · Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (*) Impact in Results and Stockholders’ Equity 06/30/2019 12/31/2018 Sensitivity Test Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase (22) 3 15 (1) 5% decrease 21 (4) (16) (1) Risk-free Interest Rates 0.1% increase 60 11 30 8 0.1% decrease (61) (11) (44) (8) Conversion in Income Rates 5% increase (19) - (14) - 5% decrease 19 - 14 - Claims 5% increase - (42) - (37) 5% decrease - 42 - 37 (*) Amounts net of tax effects. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.131

b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 04/01 to 06/30/2019 04/01 to 06/30/2018 01/01 to 06/30/2019 01/01 to 06/30/2018 Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) premiums premium (%) premiums premium (%) Individuals Group accident insurance 209 209 100.0 158 158 100.0 390 390 100.0 309 308 99.7 Individual accident 69 69 100.0 90 90 100.0 127 127 100.0 162 168 103.7 Credit life 266 266 100.0 220 218 99.1 506 506 100.0 430 428 99.5 Group life 250 250 100.0 246 245 99.6 478 478 100.0 471 476 101.1 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 0 06/30/2019 12/31/2018 Class Account Account DV01 DV01 balance balance Government securities NTN-C 5,346 (2.62) 5,096 (2.70) NTN-B 7,739 (8.70) 6,091 (7.17) LTN - - - - Private securities Indexed to IPCA 203 (0.04) 259 (0.06) Indexed to PRE 224 (0.02) 10 - Shares (1) - Post-fixed assets 5,016 - 4,085 - Under agreements to resell 3,722 - 5,575 - Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.132 b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 04/01 to 06/30/2019 04/01 to 06/30/2018 01/01 to 06/30/2019 01/01 to 06/30/2018 Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) premiums premium (%) premiums premium (%) Individuals Group accident insurance 209 209 100.0 158 158 100.0 390 390 100.0 309 308 99.7 Individual accident 69 69 100.0 90 90 100.0 127 127 100.0 162 168 103.7 Credit life 266 266 100.0 220 218 99.1 506 506 100.0 430 428 99.5 Group life 250 250 100.0 246 245 99.6 478 478 100.0 471 476 101.1 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 0 06/30/2019 12/31/2018 Class Account Account DV01 DV01 balance balance Government securities NTN-C 5,346 (2.62) 5,096 (2.70) NTN-B 7,739 (8.70) 6,091 (7.17) LTN - - - - Private securities Indexed to IPCA 203 (0.04) 259 (0.06) Indexed to PRE 224 (0.02) 10 - Shares (1) - Post-fixed assets 5,016 - 4,085 - Under agreements to resell 3,722 - 5,575 - Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.132

b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short- term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 06/30/2019 12/31/2018 Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) Insurance operations Backing asset amounts DU DU amounts DU DU Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,287 56.0 18.0 2,111 56.7 12.6 48.4 24.3 48.0 18.5 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 923 927 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 771 94.5 35.6 562 99.2 32.3 Subtotal Subtotal 3,981 3,600 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 105 119.6 83.9 98 128.4 75.9 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 12 - 14.7 13 - 11.0 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 48 - 14.8 43 - 11.0 12.2 14.7 15.4 11.0 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 24 25 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 333 - 14.8 310 - 11.0 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,926 112.1 78.7 2,820 120.4 71.4 (3) Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 195,745 177.3 28.5 187,908 182.0 28.2 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 5,007 203.5 104.8 4,815 209.0 91.7 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 901 105.0 104.8 948 165.5 91.7 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 605 203.2 104.6 607 208.8 91.5 Subtotal Subtotal 205,706 197,587 Total technical reserves Total backing assets 209,687 201,187 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.133 b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short- term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 06/30/2019 12/31/2018 Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) Insurance operations Backing asset amounts DU DU amounts DU DU Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,287 56.0 18.0 2,111 56.7 12.6 48.4 24.3 48.0 18.5 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 923 927 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 771 94.5 35.6 562 99.2 32.3 Subtotal Subtotal 3,981 3,600 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 105 119.6 83.9 98 128.4 75.9 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 12 - 14.7 13 - 11.0 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 48 - 14.8 43 - 11.0 12.2 14.7 15.4 11.0 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 24 25 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 333 - 14.8 310 - 11.0 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,926 112.1 78.7 2,820 120.4 71.4 (3) Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 195,745 177.3 28.5 187,908 182.0 28.2 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 5,007 203.5 104.8 4,815 209.0 91.7 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 901 105.0 104.8 948 165.5 91.7 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 605 203.2 104.6 607 208.8 91.5 Subtotal Subtotal 205,706 197,587 Total technical reserves Total backing assets 209,687 201,187 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.133

c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 96.88% (78.13% at 12/31/2018). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30% and IRB Brasil Resseguros with 30% (same percentages (%s) noted at 12/31/2018). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.134 c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 96.88% (78.13% at 12/31/2018). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30% and IRB Brasil Resseguros with 30% (same percentages (%s) noted at 12/31/2018). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.134

III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 06/30/2019 Financial Assets at Amortized Cost financial Financial assets at instruments - fair Interbank deposits and securities purchased fair value through Total value through other Internal rating Securities under agreements to resell profit or loss (*) comprehensive income Low 7,877 30,099 182,120 220,096 Medium - - 49 - 49 High - - - - - Total 7,877 30,099 182,169 - 220,145% 3.6 13.7 82.7 - 100.0 (*) Includes Derivatives in the amount of R$ 576. 12/31/2018 Financial Assets at Amortized Cost financial Financial assets at instruments - fair Interbank deposits and securities purchased fair value through Total value through other Internal rating Securities under agreements to resell profit or loss (*) comprehensive income Low 8,247 28,969 179,771 - 216,987 Medium - - 2 - 2 High - - - - - Total 8,247 28,969 179,773 - 216,989% 3.8 13.3 82.9 - 100.0 (*) Includes Derivatives in the amount of R$ 449. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.135 III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 06/30/2019 Financial Assets at Amortized Cost financial Financial assets at instruments - fair Interbank deposits and securities purchased fair value through Total value through other Internal rating Securities under agreements to resell profit or loss (*) comprehensive income Low 7,877 30,099 182,120 220,096 Medium - - 49 - 49 High - - - - - Total 7,877 30,099 182,169 - 220,145% 3.6 13.7 82.7 - 100.0 (*) Includes Derivatives in the amount of R$ 576. 12/31/2018 Financial Assets at Amortized Cost financial Financial assets at instruments - fair Interbank deposits and securities purchased fair value through Total value through other Internal rating Securities under agreements to resell profit or loss (*) comprehensive income Low 8,247 28,969 179,771 - 216,987 Medium - - 2 - 2 High - - - - - Total 8,247 28,969 179,773 - 216,989% 3.8 13.3 82.9 - 100.0 (*) Includes Derivatives in the amount of R$ 449. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.135

Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, contributing an amount in cash to a capital increase equivalent to this share in the company's capital, and will also grant the right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO corporate customer base during the life of the partnership. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Regulatory approvals were granted on February 18, 2019 by the Central Bank of Brazil (BACEN) and on June 26, 2019 by the Brazilian Antitrust Authority (CADE). Financial settlement will be made on a date after the Financial Statements approval. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.136 Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, contributing an amount in cash to a capital increase equivalent to this share in the company's capital, and will also grant the right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO corporate customer base during the life of the partnership. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Regulatory approvals were granted on February 18, 2019 by the Central Bank of Brazil (BACEN) and on June 26, 2019 by the Brazilian Antitrust Authority (CADE). Financial settlement will be made on a date after the Financial Statements approval. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2019 F.136